PROXY STATEMENT
NOTICE OF 2014 ANNUAL MEETING OF SHAREOWNERS




United Technologies

OUR COMMITMENTS DEFINE WHO WE ARE AND HOW WE WORK.

THEY FOCUS OUR BUSINESSES AND MOVE US FORWARD.

Performance

Our customers have a choice, and how we perform determines whether they choose us. We aim high, set ambitious goals and deliver results, and we use customer feedback to recalibrate when necessary. We move quickly and make timely, well-reasoned decisions because our future depends on them. We invest authority where it needs to be, in the hands of the people closest to the customer and the work.

Opportunity

Our employees' ideas and inspiration create opportunities constantly, and without limits. We improve continuously everything we do as a company and as individuals. We support and pursue lifelong learning to expand our knowledge and capabilities and to engage with the world outside UTC. Confidence spurs us to take prudent risks, to experiment, to cooperate with each other and, always, to learn from the consequences of our actions.

Innovation

We are a company of ideas that are nurtured by a commitment to research and development. The achievements of our founders inspire us to reach always for the next innovative and powerful and marketable idea. We seek and share ideas openly and encourage diversity of experience and opinion.

Responsibility

Successful businesses improve the human condition. We maintain the highest ethical, environmental and safety standards everywhere and we encourage and celebrate our employees' active roles in their communities.

Results

We are a preferred investment because we meet aggressive targets whatever the economic environment. We communicate honestly and forthrightly to investors, and deliver consistently what we promise. We are a company of realists and optimists and we project these values in everything we do.



United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

March 14, 2014

Dear Shareowners,

It is my pleasure to invite you to attend the 2014 Annual Meeting of Shareowners of United Technologies Corporation. As in prior years, we will meet to consider important matters affecting our Company. Whether or not you plan to attend the meeting, I encourage you to review the enclosed information and vote your shares.

Looking back over the past year, I am proud of what United Technologies has accomplished and excited about the momentum we have created for the future. As we begin 2014, the success of our portfolio transformation and our continued investments in game-changing technologies position us to accelerate growth, as does our ability to leverage our tremendous global scale to provide customers with innovative solutions in our core aerospace and building systems markets.

United Technologies delivered another strong performance in 2013. Solid execution across our business units drove double-digit earnings growth. We increased our dividend per share by 10.3 percent in 2013, marking the 77th consecutive year United Technologies has paid a dividend to shareowners.

Across the Company there were many notable accomplishments in 2013. Among them was the successful integration of both Goodrich and International Aero Engines. These transformational acquisitions are delivering better-than-expected results and have greatly improved our position in the high-growth commercial aerospace market. We also announced a tremendous new growth platform with the creation of UTC Building & Industrial Systems, combining Otis and UTC Climate, Controls & Security. This combination better positions us to capitalize on urbanization in emerging markets, where customers need tailored energy-efficient solutions incorporating multiple building systems and services.

UTC's Directors have broad leadership experience and superb operating and policy knowledge and I am grateful to our Board of Directors for their guidance, leadership and oversight.

As always, we value your ongoing participation and support of United Technologies Corporation, and we are committed to delivering world-class performance, outperforming our peers and creating long-term value for our shareowners.

Sincerely,

Louis R. Chênevert
Chairman & Chief Executive Officer



United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

March 14, 2014

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

Annual Meeting Date: April 28, 2014

Time: 2:00 p.m. Eastern Daylight Time (doors open at 1:30 p.m.)

Location: The Ballroom at The Ritz-Carlton, Charlotte
201 East Trade Street, Charlotte, North Carolina 28202

AGENDA:

1. Election of the twelve director nominees listed in the Proxy Statement.
2. Appointment of PricewaterhouseCoopers LLP as Independent Auditor for 2014.
3. A proposal to amend and restate the 2005 Long-Term Incentive Plan, including approval of additional shares for future awards under the Plan.
4. An advisory vote to approve the compensation of our named executive officers.
5. Other business if properly raised.

If you owned shares of UTC Common Stock ("Common Stock") at the close of business on March 3, 2014, you are entitled to vote at the meeting either in person or by proxy.

YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. Most shareowners have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

This year we will again seek to conserve natural resources and reduce costs by electronically disseminating annual meeting materials, as permitted by the Securities and Exchange Commission. Many shareowners will receive a Notice of Internet Availability of Proxy Materials with instructions for accessing these materials via the Internet. You can also receive, upon request, a copy of the proxy materials by mail if you prefer.

Because seating is limited, **please request a ticket in advance** by following the instructions on page 70 of the Proxy Statement. For security reasons, **please be prepared to show photo identification as well.** If you need special assistance because of a disability, please contact our Corporate Secretary's Office by calling (860) 728-7870, sending an email to: corpsec@corphq.utc.com, or writing to: Corporate Secretary, UTC, One Financial Plaza, Hartford, CT 06103.

By order of the Board of Directors.

Peter J. Graber-Lipperman
Vice President, Secretary & Associate General Counsel

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



VIA THE INTERNET
Visit the website listed on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



BY TELEPHONE
Call the telephone number on your proxy card



IN PERSON
Attend the Annual Meeting and vote in person

ELECTION TO RECEIVE ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS.

You can expedite delivery and avoid costly mailings by confirming in advance your preference for electronic delivery. For further information on how to take advantage of this cost-saving service, please see page 73 of the Proxy Statement.

Proxy Statement Summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and the 2013 UTC Annual Report before voting.

2013 PERFORMANCE HIGHLIGHTS

2013 was a year of continuing transformation and strong performance for UTC, despite weakness in U.S. defense spending and increased pension expense, primarily due to low discount rates. We delivered excellent results for shareowners and took strategic steps to position the Company for long-term, sustainable growth.

Sales:	Earnings per share:	Dividend payments to shareowners:	Total shareowner return:
$62.6 billion	**$6.21** a 16% increase from 2012	**$1.9 billion**	**42%**

2013 EXECUTIVE COMPENSATION HIGHLIGHTS

Our compensation program is designed to create incentive compensation opportunities for our executives that align with our shareowners' long-term interests. Some of the program changes approved in 2012 were implemented for 2013. Also in 2013, the following additional program modifications were made to further enhance this alignment, to better conform with current best practices and to respond to input from our investors:

✳ We **reduced the benchmark for long-term incentive awards** for members of our Executive Leadership Group ("ELG") from the 65th to the 50th percentile of our Compensation Peer Group ("CPG");

✳ We **used net income**, rather than earnings per share, **as our primary financial metric** for our 2013 annual incentive awards;

✳ We **changed the earnings per share growth metric** for the vesting of our performance share units ("PSUs") **from three consecutive one-year periods to a cumulative three-year period;**

✳ We **eliminated cash severance benefits for the new members of the ELG**, and provided instead a career retention restricted stock unit ("RSU") award; and

✳ We **added a Company-wide metric to our annual bonus funding formula for business unit executives** to drive strategic growth across the entire organization.

Our Chairman & Chief Executive Officer ("CEO") received **90%** of his 2013 compensation in contingent, performance-based incentives. For our other named executive officers ("NEOs"), the percentage of contingent, performance-based compensation was, on average, **86%** (see Pay Mix charts on page 36).

MATTERS FOR SHAREOWNER VOTING

At this year's Annual Meeting, we are asking our shareowners to vote on the following matters:

Proposal 1: Election of Directors

The Board recommends a vote **FOR** the election of the director nominees named in this Proxy Statement. See pages 1 through 9 of the Proxy Statement for further information on the nominees.

Proposal 2: Appointment of PricewaterhouseCoopers LLP as Independent Auditor for 2014

The Board recommends a vote **FOR** this proposal. See pages 60 and 61 for further information.

Proposal 3: Amendment and Restatement of the 2005 Long-Term Incentive Plan, Including Approval of Additional Shares for Future Awards Under the Plan

The Board recommends a vote **FOR** this proposal. See pages 62 through 67 for further information.

Proposal 4: Advisory Vote to Approve Named Executive Officer Compensation

The Board recommends a vote **FOR** this proposal. See pages 68 and 69 for further information.

BOARD NOMINEES

You are being asked to cast votes for twelve directors. Directors are elected annually by majority voting. Except for Mr. Chênevert, our Chairman & CEO, all nominees meet the New York Stock Exchange ("NYSE") governance standards for director independence.

Name	Age	Director Since	Occupation	Independent	Other Public Company Boards	Committee Memberships				
						A	N&G	C&ED	F	PIR
Louis R. Chênevert	56	2006	UTC Chairman & CEO		0				M	
John V. Faraci	64	2005	Chairman & CEO, International Paper	X	2	M	M		Ch	
Jean-Pierre Garnier	66	1997	Chairman, Actelion Ltd.	X	2		M	Ch		M
Jamie S. Gorelick	63	2000	Partner, WilmerHale	X	1			M	M	M
Edward A. Kangas	69	2008	Former Chairman & CEO, Deloitte, Touche, Tohmatsu	X	4	Ch	M	M		
Ellen J. Kullman	58	2011	Chair & CEO, DuPont	X	1	M			M	M
Marshall O. Larsen	65	2012	Former Chairman, President & CEO, Goodrich Corp.	X	2				M	M
Harold McGraw III	65	2003	Chairman, McGraw Hill Financial, Inc.	X	2		M	M	M	
Richard B. Myers	72	2006	Ret. General, U.S. Air Force	X	3	M	M	M		
H. Patrick Swygert	70	2001	President Emeritus, Howard University	X	1	M	Ch	M		
André Villeneuve	69	1997	Chairman, ICE Benchmark Administration Ltd.	X	0	M			M	M
Christine Todd Whitman	67	2003	President, Whitman Strategy Group	X	1		M		M	Ch

A Audit **N&G** Nominations & Governance **C&ED** Compensation & Executive Development **F** Finance **PIR** Public Issues Review

M Member
Ch Chair

GOVERNANCE HIGHLIGHTS

As part of UTC's commitment to high ethical standards, our Board follows sound governance practices. These practices are described in more detail in our Corporate Governance Guidelines, which can be found in the Governance section of our website.

Independence	• 11 out of our 12 nominees are independent. • Our CEO is the only management director. • All of the Board Committees that meet regularly, other than the Finance Committee, are composed exclusively of independent directors.
Independent Lead Director	• The independent directors have selected Edward A. Kangas to serve as independent Lead Director. • The Lead Director serves as liaison between management and the other non-management directors.
Executive Sessions	• The independent directors regularly meet in private without management. • The Lead Director presides at these executive sessions.
Board Oversight of Risk Management	• Our Board reviews UTC's systematic approach to identifying and assessing risks faced by UTC and our business units. • The Audit Committee reviews our overall enterprise risk management policies and practices, financial risk exposures and the delegation of risk oversight responsibilities to other Board Committees.
Stock Ownership Requirements	• Our non-management directors must hold at least $520,000 of Common Stock (or stock units) within five years of joining the Board. • Our CEO must, within five years of attaining the position, hold Common Stock (or stock units) valued at six times base salary. • Members of our Executive Leadership Group must, within five years of appointment to the group, hold Common Stock (or stock units) valued at three times base salary.
Board Practices	• Our Board annually reviews its effectiveness as a group. • Nomination priorities are adjusted as needed to ensure that our Board as a whole continues to reflect the appropriate mix of skills and experience. • Directors may not stand for election after age 72, absent special circumstances approved by the Board.
Accountability	• All directors stand for election annually. • In uncontested elections, directors must be elected by a majority of votes cast.

Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be held on April 28, 2014. UTC's Proxy Statement for the 2014 Annual Meeting, and our Annual Report to Shareowners for 2013 are both available free of charge at: www.proxyvote.com. References in this Proxy Statement and accompanying materials to Internet websites are for the convenience of readers. Information available at or through these websites is not incorporated by reference in this Proxy Statement.

Proposal 1 Election of Directors

Proxy Statement. The Board of Directors of United Technologies Corporation ("UTC", the "Company" or the "Corporation") is soliciting proxies to be voted at our 2014 Annual Meeting of Shareowners on April 28, 2014 and at any adjournment or postponement of the meeting. We expect that this Proxy Statement will be mailed and made available to shareowners beginning on or about March 14, 2014. The meeting will address the four matters listed in the Notice of Meeting, the first of which is the election of directors.

We are seeking your support for the election of the twelve candidates that we have nominated to serve on our Board. We believe that these nominees have qualifications consistent with our position as a large, diversified industrial corporation with operations throughout the world. We also believe that these nominees have the experience and perspective to guide the Company as we continue to compete in a broad range of markets around the world, innovate, and adjust to rapidly changing technologies, business cycles and competition.

BOARD MEMBERSHIP CRITERIA AND NOMINATION PROCESS

The Board and its Committee on Nominations and Governance believe that it is important that our directors, as a group, have the following attributes:

- Loyalty to the interests of UTC and its shareowners
- The highest integrity
- Diversity of perspectives
- Senior corporate leadership experience
- Public company board experience
- Global/international expertise
- Industry/technical expertise
- Financial expertise
- Government or public policy expertise
- An objective, independent and informed approach to business decisions
- Extensive knowledge, experience and judgment
- A willingness to devote the considerable time necessary to fulfill a director's duties
- An appreciation of the role of the corporation in society

Individuals on our Board also possess other particular skills and qualifications. These include experience in the financial services industry and in academia, expertise in sustainability and environmental issues, and knowledge of systems and technology.

Our Board believes it is critical to our success to have directors who represent the interests of shareowners by bringing a diversity of perspectives to Board deliberations and Company oversight. The Committee on Nominations and Governance regularly reviews with the Board the qualifications that are most important in selecting candidates to serve as directors, taking into account UTC's diverse operations and the mix of capabilities and experience represented on the Board. As part of its annual evaluation of its effectiveness as a group, the Board considers whether its composition as a whole reflects a mix of skills and perspectives that is appropriate to meet the Company's needs. Based on these considerations, we make adjustments in the priorities we give to different qualifications when identifying candidates.

Diversity

While we do not have a specific policy on diversity of the Board, our Corporate Governance Guidelines ("Governance Guidelines") provide that candidates for the Board should contribute to the diversity of perspectives in Board deliberations, in addition to being objective, independent and informed. The Committee on Nominations and Governance seeks accomplished and highly qualified candidates who have broad experience and perspective to oversee the global operations of a large and diversified industrial public company. We believe our Board reflects a broad diversity of professional backgrounds, skills and experiences.

✳ Four director nominees have worked outside the United States

✳ Three director nominees are women

✳ One director nominee is African-American

The Committee considers candidates who are suggested by directors, management and shareowners and who meet the qualifications UTC seeks in its directors. The Board will consider director candidates recommended by shareowners. A shareowner may recommend a director candidate by submitting a letter addressed to the Corporate Secretary. The Company may also engage search firms from time-to-time to assist in identifying and evaluating qualified candidates.

NOMINEES

Our entire Board is elected annually by our shareowners. The Board, upon the recommendation of the Committee on Nominations and Governance, has nominated the twelve nominees listed in this Proxy Statement, each of whom is a current director. The Board has determined that each of these nominees brings strong skills and extensive experience to the Board, giving the nominees as a group the appropriate skills to exercise the Board's oversight responsibilities.

UTC's Governance Guidelines require that directors retire from the Board as of the annual meeting after they reach age 72. In October 2013, the Board reviewed and revised UTC's director retirement policy to allow a director to be nominated for election after age 72 if warranted by special circumstances approved by the Board. In nominating the twelve candidates to stand for election at the 2014 Annual Meeting, the Board exercised this discretion with respect to General Richard B. Myers. Taking into account General Myers' extensive senior level experience in military, national security and government relations matters, the Board determined that it is in the interest of the Company to waive the normal retirement policy to allow him to stand for election in 2014.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREOWNERS VOTE FOR EACH OF THE FOLLOWING NOMINEES:

LOUIS R. CHÊNEVERT



Chairman & Chief Executive Officer, United Technologies Corporation

Age: 56
Director since 2006

Committees:
Executive
Finance

Mr. Chênevert was elected Chairman & Chief Executive Officer in January 2010. He previously served as President and Chief Executive Officer from April 2008 through December 2009, as President and Chief Operating Officer from March 2006 through April 2008, and as President of the Pratt & Whitney division of UTC from April 1999 through March 2006. Mr. Chênevert is a member of the Executive Committees of both the Business Roundtable, where he chairs the Tax and Fiscal Policy Committee, and the Business Council and he is a member of the US-India CEO Forum. He also serves on the Board of Directors of Cargill, Inc. and the Congressional Medal of Honor Foundation, and is Chairman of the Yale Cancer Center's Advisory Board. Mr. Chênevert is a founding director and Chairman of the Board of Directors for the Friends of HEC Montréal and Chairman of HEC Montréal's International Advisory Board. In 2005, Mr. Chênevert was inducted as a Fellow of the American Institute of Aeronautics and Astronautics (AIAA).

Skills and Expertise

- Demonstrated leadership skills, with focus on operational excellence and attainment of financial objectives under changing economic and competitive conditions

- Extensive operating executive experience acquired in major aerospace and advanced technology businesses with global activities

- Experienced in driving enterprise transformation, integration of acquired businesses and development of innovative technologies



JOHN V. FARACI

Chairman & Chief Executive Officer, International Paper

Age: 64
Director since 2005

Committees:
Audit
Finance
Nominations & Governance

Mr. Faraci has served as Chairman and Chief Executive Officer of International Paper (paper, packaging and distribution) since 2003. Earlier in 2003, he was elected President and a director of International Paper, and previously served as Executive Vice President and Chief Financial Officer, with additional corporate responsibility for the company's former majority-owned New Zealand subsidiary, Carter Holt Harvey. Mr. Faraci joined International Paper in 1974. He also serves on the Board of PPG Industries, Inc. and is a member of the U.S. Section of the US-Brazil CEO Forum. Mr. Faraci also serves on the Board of Directors of the American Forest & Paper Association, the National Fish and Wildlife Foundation, the Board of Trustees of the American Enterprise Institute, the Moscow School of Management-SKOLKOVO Advisory Board and the Denison University Board of Trustees. He is also a member of the Council on Foreign Relations.

Skills and Expertise

- Active Chief Executive Officer

- Extensive leadership experience at a large international corporation with worldwide operations

- Audit committee financial expert, based on oversight of CFO and prior experience as CFO

- Experience overseeing extensive strategic changes in business portfolio

- Commitment to responsible stewardship of natural resources and sustainability reporting



JEAN-PIERRE GARNIER

Chairman, Actelion Ltd.

Age: 66
Director since 1997

Committees:
Compensation & Executive Development
Nominations & Governance
Public Issues Review

Dr. Garnier is currently Chairman of Actelion Ltd. (biopharmaceuticals) and an Operating Partner at Advent International (global private equity). He previously served as Chief Executive Officer of Pierre Fabre SA from 2008 to 2010 and as Chief Executive Officer and Executive Member of the Board of Directors of GlaxoSmithKline plc from 2000 to 2008. Dr. Garnier served as Chief Executive Officer of SmithKline Beecham plc in 2000 and as Chief Operating Officer and Executive Member of the Board of Directors of SmithKline Beecham plc from 1996 to 2000. Dr. Garnier is also a director of Renault S.A., and Chairman of Cerenis Therapeutics (biopharmaceutical development). In 2009, he was made a Knight Commander of the British Empire. In 2007, he was promoted from Chevalier to Officier de la Légion d'Honneur of France. In 2006, he was named to the global list of top 20 CEOs by the Best Practice Institute. Dr. Garnier was previously Chairman of NormOxys, Inc. from 2010 to 2011, and a board member of the Stanford Advisory Council on Interdisciplinary Biosciences, Weill Cornell Medical College and the Dubai International Capital Advisory Board. He is a member of the Board of Trustees of the Paul Newman Foundation.

Skills and Expertise

- Broad international perspective

- Experience as CEO for two large public companies

- Experience integrating large companies post-merger

- Extensive expertise in executive compensation practices in U.S. and Europe



JAMIE S. GORELICK

Partner, WilmerHale

Age: 63
Director since 2000

Committees:
Compensation & Executive
Development
Finance
Public Issues Review

Ms. Gorelick has been a Partner at the international law firm of WilmerHale since 2003. She represents companies on regulatory, compliance, governance and enforcement issues. She has held numerous positions in the U.S. government, serving as Deputy Attorney General of the United States, General Counsel of the Department of Defense, Assistant to the Secretary of Energy, and as a member of the bipartisan National Commission on Terrorist Threats Upon the United States. Ms. Gorelick is currently a member of the Defense Policy Board and the Defense Legal Policy Board. She is Vice Chair of The Urban Institute. Ms. Gorelick is a member of the Council on Foreign Relations and the Trilateral Commission. She has been a member of the Board of Directors of Amazon.com, Inc. since 2012, where she chairs the Nominating and Governance Committee. Ms. Gorelick previously served as a director of Schlumberger, Ltd. from 2002 to 2010.

Skills and Expertise

- Extensive experience in government, which is beneficial to UTC as a major government contractor

- Expertise counseling on complex litigation, investigation and compliance matters

- Provides important insights on government relations, public policy and contracting matters



EDWARD A. KANGAS

**Former Chairman & Chief
Executive Officer, Deloitte,
Touche, Tohmatsu**

Age: 69
Director since 2008

Committees:
Audit
Compensation & Executive
Development
Nominations & Governance

Mr. Kangas served as Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu (audit and tax services) from 1989 to 2000. He has served as Non-Executive Chairman of the Board at Tenet Healthcare Corporation since July 2003, and is a Board member of Hovnanian Enterprises Inc., Intuit Inc. and Intelsat S.A. Mr. Kangas served as a director of Allscripts Healthcare Solutions, Inc. from 2010 to 2012, and previously served as a director of Eclipsys Corporation from 2004 to 2010. He is a past Chairman of the National Multiple Sclerosis Society and is a trustee of the Committee for Economic Development.

Skills and Expertise

- Extensive financial and accounting expertise acquired through oversight of audits of public companies in diverse industries

- Experience as CEO of a major accounting firm and as chair of another public company

- Audit committee financial expert



ELLEN J. KULLMAN

Chair & Chief Executive Officer, E.I. du Pont de Nemours and Company

Age: 58
Director since 2011

Committees:
Audit
Finance
Public Issues Review

Mrs. Kullman has served as Chair of E.I. du Pont de Nemours and Company (basic materials and innovative products and services for diverse industries) since December 2009. She has also served as Chief Executive Officer of DuPont since January 2009 and as a director of DuPont since 2008. Mrs. Kullman served as President of DuPont from October 2008 to December 2008. From June 2006 through September 2008, she served as Executive Vice President responsible for DuPont Coatings & Color Technologies, DuPont Electronic & Communication Technologies, DuPont Performance Materials, DuPont Safety & Protection, Marketing & Sales, Pharmaceuticals, Risk Management, and Safety & Sustainability. Prior to that, Mrs. Kullman was Group Vice President-DuPont Safety & Protection. She is Chair of the U.S.-China Business Council and is a member of the US-India CEO Forum, the Business Council, the Board of Directors of Catalyst and the Board of Change the Equation (CTEq). Mrs. Kullman is co-chair of the National Academy of Engineering Committee on Changing the Conversation: From Research to Action. She also serves on the Board of Trustees of Tufts University and the Board of Overseers at Tufts University School of Engineering.

Skills and Expertise

- Active CEO of innovative S&P 100 company with global operations

- Experience in application of market-driven science to new product development

- Insights in implementation of business strategies in global markets



MARSHALL O. LARSEN

Former Chairman, President & Chief Executive Officer, Goodrich Corporation

Age: 65
Director since 2012

Committees:
Finance
Public Issues Review

Mr. Larsen served as Chairman, President and Chief Executive Officer of Goodrich Corporation from 2003 until July 2012, when Goodrich was acquired by UTC. He was elected as President and Chief Operating Officer of Goodrich in February 2002, and as a director in April 2002. From 1995 through January 2002, Mr. Larsen served as Executive Vice President of Goodrich and President and Chief Operating Officer of Goodrich Aerospace. Mr. Larsen joined Goodrich in 1977. Mr. Larsen is a former Chairman of the U.S. Aerospace Industries Association, and serves as a director of Lowe's Companies Inc., Becton, Dickinson and Company, and the Federal Reserve Bank of Richmond. He is active in numerous community activities.

Skills and Expertise

- Extensive business and leadership experience

- In-depth knowledge of aerospace industry, conditions affecting the industry and key customers

- Broad experience and insights in governance, regulatory and management issues facing large public companies



HAROLD MCGRAW III

Chairman, McGraw Hill Financial, Inc.

Age: 65
Director since 2003

Committees:
Compensation & Executive Development
Finance
Nominations & Governance

Mr. McGraw has been Chairman of the Board of McGraw Hill Financial, Inc. (ratings, benchmarks and analytics for financial markets) since 1999. He served as Chief Executive Officer of McGraw Hill from 1998 to November 2013 and as President and Chief Operating Officer from 1993 to November 2013. He is also a director of Phillips 66, and previously served as a director of ConocoPhillips from 2005 to 2012. Mr. McGraw is Chairman of the Emergency Committee for American Trade, International Chamber of Commerce and the U.S. Trade Representative's Advisory Committee for Trade Policy & Negotiations. He is the former Chairman of The Business Roundtable. In addition, he serves on the boards of the Asia Society, the Committee Encouraging Corporate Philanthropy, the New York Public Library and Carnegie Hall.

Skills and Expertise

- Chairman and previously CEO of global business

- Expertise on transformational changes to business portfolios

- Focus on enhancements to shareowner value in diverse and challenging economic conditions



RICHARD B. MYERS

Ret. General, U.S. Air Force and Former Chairman, Joint Chiefs of Staff

Age: 72
Director since 2006

Committees:
Audit
Compensation & Executive Development
Nominations & Governance

General Myers, retired U.S. Air Force General, served as Chairman of the U.S. Joint Chiefs of Staff from 2001 to 2005. He was the principal military adviser to the President, Secretary of Defense, and the National Security Council. He was appointed Vice Chairman by President Clinton, which included acting as Chairman of the Joint Requirements Oversight Council, Vice Chairman of the Defense Acquisition Board, and member of the National Security Council Deputies Committee and the Nuclear Weapons Council. He also serves on the boards of Aon Corporation, Deere & Company, Northrop Grumman and Rivada Networks. General Myers is the Foundation Professor of Military History and Leadership at Kansas State University and holds the Colin Powell Chair for National Security Leadership, Ethics and Character at the National Defense University. He is a member of the Defense Health Board and Chairman of the USO Board of Governors. He also serves on the boards of several other non-profits, including Fisher House, MRIGlobal, and is Chairman of the Kansas State University Foundation.

Skills and Expertise

- Extensive senior leadership experience in military, global security and geopolitical issues of significant relevance to UTC's businesses

- Provides important perspectives on opportunities and challenges for UTC's government contracting businesses

- Insights into organizational adjustment to address diverse economic challenges



H. PATRICK SWYGERT

President Emeritus, Howard University

Age: 70
Director since 2001

Committees:
Audit
Compensation & Executive Development
Nominations & Governance

Mr. Swygert served as President of Howard University from 1995 to 2008. He served as President of the University at Albany, State University of New York from 1990 to 1995, and as Executive Vice President of Temple University from 1987 to 1990. He also serves on the Board of Directors of The Hartford Financial Services Group Inc. He is a member of the Advisory Council for the Smithsonian Institution's National Museum of African American History and Culture, the D.C. Emancipation Commemoration Commission, and the Eisenhower Fellowship Foundation.

Skills and Expertise

• Demonstrated senior leadership skills at two major universities

• Provides important perspectives on organizational transformation, government relations, cultural and civic issues

• Insights into strategic planning, risk management, talent development and governance in diverse economic conditions



ANDRÉ VILLENEUVE

Chairman, ICE Benchmark Administration Limited

Age: 69
Director since 1997

Committees:
Audit
Finance
Public Issues Review

Mr. Villeneuve is Chairman of ICE Benchmark Administration Limited (part of The ICE Group). He was Chairman of the City of London's International Regulatory Strategy Group, which works closely with the U.K. government on financial services regulatory issues, from 2007 to 2013. He is an independent director of Lloyd's of London Franchise Board and a member of the Advisory Council of TheCityUK. He was Chairman of NYSE Euronext LIFFE from 2003 to 2009. Mr. Villeneuve joined Reuters in 1967, was based in London, Belgium, Latin America and the U.S., and served as President, Reuters America from 1980 to 1990 and Executive Director of Reuters PLC from 1989 to 2000. He was Chairman of Instinet Corporation, an electronic brokerage subsidiary of Reuters, from 1990 to 1999, and Executive Chairman from 1999 to 2002. He was Chairman of Promethee, the French think tank, from 1998 to 2002, and Non-Executive Director of Aviva PLC from 1996 to 2006. He was a member of the U.K. Chancellor's High Level Financial Services Group, a non-executive director of IFSL (International Financial Services London), IFRI (Institut Francais des Relations Internationales) and Euroarbitrage. Mr. Villeneuve is a Grand Officer of the Order of Leopold II of Belgium.

Skills and Expertise

• Broad international perspective

• Extensive expertise on financial markets and complex securities

• Audit committee financial expert

• Insights into financial market and economic trends



CHRISTINE TODD WHITMAN

President, The Whitman Strategy Group

Age: 67
Director since 2003

Committees:
Finance
Nominations & Governance
Public Issues Review

Governor Whitman served as Administrator of the U.S. Environmental Protection Agency from January 2001 through June 2003. She was Governor of the State of New Jersey from 1994 through 2001. Governor Whitman has served as President of The Whitman Strategy Group (environmental and public policy consulting) since December 2004. She is a member of the Board of Directors of Texas Instruments Incorporated, S.C. Johnson & Son, Inc., the Council on Foreign Relations and the American Security Project. In addition, she serves on the Board of Trustees of the Eisenhower Fellowship Foundation and as Chair of its Executive Committee, the Senior Advisory Committee of the Institute of Politics at Harvard University and the Steering Committee of The Cancer Institute of New Jersey. Governor Whitman also is Co-Chair of the Clean Safe Energy Coalition and a member of the Board of Directors of the Center for Sustainable Shale Development.

Skills and Expertise

• Provides important perspectives on environmental, public policy and government relations issues

• Extensive leadership experience in U.S. and state executive functions

• Insights into current and developing environmental and public policy issues

Corporate Governance

OUR COMMITMENT TO SOUND CORPORATE GOVERNANCE

UTC is committed to strong corporate governance practices designed to maintain high standards of oversight, integrity and ethics, while promoting growth in long-term shareowner value.

Our governance structure enables independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of the Company and our shareowners. UTC has long maintained sound governance standards, as reflected in our Code of Ethics, Governance Guidelines and systematic approach to risk management, and is committed to transparent financial reporting and strong internal controls.

We encourage you to visit the Governance section of our website (www.utc.com/governance) where you will find detailed information about corporate governance at UTC, including:

✱ Our Governance Guidelines

✱ Charters for our Board Committees

✱ Our Code of Ethics

✱ Our Certificate of Incorporation and Bylaws

✱ Information about our Ombudsman/DIALOG program, which allows UTC employees to raise questions confidentially and outside the usual management channels

✱ How shareowners and other interested persons may address concerns to the Board of Directors

DIRECTOR INDEPENDENCE

The Board has adopted independence standards for directors that satisfy the corporate governance requirements for companies listed on the New York Stock Exchange ("NYSE"). You can find more details about these standards in our Governance Guidelines.

The Board has determined that each of the nominees for election at the Annual Meeting, other than Mr. Chênevert, is independent of UTC under these independence standards. Specifically, none of the nominees, other than Mr. Chênevert, has a business, financial, family or other relationship with UTC that is considered to be material under UTC's independence standards (other than their relationship as a director and shareowner). In determining the independence of our directors, the Board considered the relevant facts and circumstances bearing on the independence of each of the nominees, including charitable contributions that UTC made to non-profit organizations with which some nominees are or have been associated. It also considered sales and purchases of products and services, in the ordinary course of business, between UTC (or its subsidiaries) and companies where some nominees are or have been employed as executive officers.

In all cases that the Board considered for 2011, 2012 and 2013, the payments UTC made or received and the charitable contributions it made fell well below the thresholds in our independence standards (the greater of $1 million or 2% of total gross revenues of the other organization). None of the payments made or received by UTC exceeded the greater of $1 million or 0.5% of the other organization's total revenues. The following table shows the relationships that existed in 2013 and were considered by the Board in determining the independence of nominees.

DIRECTOR INDEPENDENCE DETERMINATIONS: RELATIONSHIPS CONSIDERED

Director	Organization	Type of Organization	Director's Relationship to Organization	Type of Transaction, Relationship or Arrangement of Organization with UTC	Total 2013 Payments
John V. Faraci	International Paper	Corporation	Chairman & Chief Executive Officer	Sales to UTC of paper products; purchases from UTC, principally elevator and air conditioning services and products.	$4,875,000; $2,201,000
	Denison University	Educational institution	Board member	Contributions received from UTC.	(1)
Jean-Pierre Garnier	Actelion Ltd.	Corporation	Chairman	Purchases from UTC, principally air conditioning services and products.	$1,000
Edward A. Kangas	Tenet Healthcare	Corporation	Non-Executive Chairman	Purchases from UTC of elevator services and products.	$225,000
Ellen J. Kullman	DuPont	Corporation	Chair & Chief Executive Officer	Sales to UTC of materials; purchases from UTC, principally elevator and air conditioning services and industrial products.	$30,824,000; $2,313,000
Harold McGraw III	McGraw Hill Financial, Inc.	Corporation	Chairman	Fees paid by UTC for credit ratings in connection with debt securities issued by UTC and fees for industry statistics and reports.	$1,475,000
	Carnegie Hall	Music-related arts institution	Board member	Contributions received from UTC.	(1)
Richard B. Myers	United Services Organization (USO)	Non-profit supporting U.S. troops and families	Chairman	Contributions received from UTC.	(1)
	Kansas State University (KSU) Foundation	Fund-raising to support KSU	Chairman	Contributions received from UTC.	(1)
H. Patrick Swygert	Howard University	Educational institution	Professor; Former President	Purchases from UTC, principally elevator services and products; contributions and recruiting fees received from UTC.	$687,000; $97,000(1)
	Eisenhower Fellowship Foundation	Non-profit providing fellowships to mid-career emerging leaders	Board member	Contributions received from UTC.	(1)
Christine Todd Whitman	Eisenhower Fellowship Foundation	Non-profit providing fellowships to mid-career emerging leaders	Board member	Contributions received from UTC.	(1)

(1) *The total amount of UTC's contributions for 2013 to any individual non-profit organization identified in this table did not exceed $300,000 and the average contribution was approximately $93,333.*

BOARD LEADERSHIP STRUCTURE

CHAIRMAN

The Committee on Nominations and Governance reviews our governance practices and leadership structure. Under UTC's Governance Guidelines, the decision as to whether the roles of Chairman of the Board and Chief Executive Officer should be separate or combined is made based on the Company's best interests in light of the circumstances at the time, rather than under a fixed policy. Currently these roles are combined, with Mr. Chênevert serving as both the Chairman of the Board and the Chief Executive Officer. Given UTC's strong financial performance over extended periods, the Board considers that the Company has been well served by this combined leadership structure over the years. In view of UTC's complex and diverse operations, the Board believes that the current combined leadership structure enables us to act quickly, efficiently and decisively as we face challenges and opportunities. This structure also fosters consistent internal and external communication of critical strategies and business priorities.

INDEPENDENT LEAD DIRECTOR AND NON-MANAGEMENT DIRECTORS

The Board believes that UTC's unitary leadership structure is appropriately balanced by the role of the Lead Director and the fact that all members of the Board, other than Mr. Chênevert, are independent. Our non-management directors meet in regularly scheduled executive sessions without any members of management present. The purpose of these executive sessions is to promote open and candid discussion among the non-management directors.

The Lead Director is selected by the other non-management directors. In April 2013, the non-management directors selected Edward A. Kangas, an independent director, to succeed Richard D. McCormick as Lead Director. The Lead Director's duties include:

* presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management directors;

* serving as liaison between the Chairman and the non-management directors;

* calling meetings of the non-management directors;

* participating with the Chairman in planning and setting schedules and agendas for Board meetings;

* determining with the Chairman the quantity, quality and timeliness of information to be provided to the directors to allow them to perform their duties;

* annually communicating to the CEO the Board's evaluation of his or her performance; and

* performing such other functions as the Board may direct.

The Board believes that the existence of an independent Lead Director, with defined responsibilities that include participation in planning meeting agendas, facilitates its oversight of risk management and its communication with members of management. The Lead Director or any of the other non-management directors is free at any time to raise matters at Board and committee meetings.

MAJORITY VOTING FOR DIRECTORS

Under UTC's Bylaws, in order for a director to be elected at the annual meeting, a majority of the votes cast with respect to the director's election must be cast "for" the director. Abstentions and broker non-votes are not considered votes cast. In an uncontested election of directors, any incumbent director who receives a greater number of votes "against" his or her election than votes "for" his or her election must, under UTC's Governance Guidelines, promptly tender his or her resignation to the Board's Committee on Nominations and Governance. The Committee then recommends to the Board whether to accept or reject the resignation, a decision the Board must make within 90 days after the date of the meeting at which the election took place. The director who tendered his or her resignation may not participate in this decision. The Company must then promptly file a Report on Form 8-K with the Securities and Exchange Commission ("SEC") in which it publicly discloses and explains the Board's decision on the resignation.

If a director's resignation is accepted, the Committee also will recommend to the Board whether the vacancy should be filled or whether the size of the Board should be reduced.

BOARD COMMITTEES

The standing committees of the Board include: the Audit Committee, the Committee on Nominations and Governance, the Committee on Compensation and Executive Development, the Finance Committee and the Public Issues Review Committee. Each of these committees, other than the Finance Committee, is composed exclusively of directors determined by the Board to be independent. The Chair of each Committee reports to the Board on actions taken at each meeting.

The charter of each committee is available on UTC's website at: http://www.utc.com/Governance/Board+of+Directors.

AUDIT COMMITTEE **2013 Meetings: 8** Edward A. Kangas (Chair) John V. Faraci Ellen J. Kullman Richard B. Myers H. Patrick Swygert André Villeneuve	**The Audit Committee** assists the Board in its oversight of the integrity of UTC's financial statements, the qualifications and independence of the Independent Auditor, and UTC's policies and practices to assess and manage exposure to risk. Each year the Committee nominates, for appointment by shareowners, an accounting firm to serve as Independent Auditor. The Committee is responsible for the compensation, retention and oversight of the Independent Auditor. The Board has determined that Directors Faraci, Kangas, Kullman and Villeneuve are audit committee financial experts within the meaning of the rules of the Securities and Exchange Commission.
COMMITTEE ON NOMINATIONS AND GOVERNANCE **2013 Meetings: 4** H. Patrick Swygert (Chair) John V. Faraci Jean-Pierre Garnier Edward A. Kangas Harold McGraw III Richard B. Myers Christine Todd Whitman	**The Committee on Nominations and Governance** identifies and periodically reviews the qualifications that the Board uses to select candidates for service as a director. When there is a vacancy on the Board, the Committee identifies, evaluates and recommends candidates to be nominated by the Board for election by our shareowners (or to be elected by the Board if it chooses to fill a vacancy arising between shareowner meetings). The Committee also reviews and recommends to the Board appropriate governance practices and compensation for directors. When a Board vacancy arises, the Committee seeks to identify the most capable candidates available who meet the Board's criteria for nomination and will be able to serve the best interests of all shareowners. The Committee assesses the effectiveness of UTC's nomination policies on an annual basis, as part of the Board's evaluation of its effectiveness as a group. For more information about how the Committee identifies candidates, see the discussion of Board membership criteria and the nomination process in Proposal 1 — Election of Directors on pages 1 and 2 of this Proxy Statement.
COMMITTEE ON COMPENSATION AND EXECUTIVE DEVELOPMENT **2013 Meetings: 6** Jean-Pierre Garnier (Chair) Jamie S. Gorelick Edward A. Kangas Harold McGraw III Richard B. Myers H. Patrick Swygert	**The Committee on Compensation and Executive Development** has the responsibilities described in the Compensation Discussion and Analysis that begins on page 21 of this Proxy Statement. These include reviewing and overseeing executive compensation and development programs, determining what corporate goals and objectives are relevant to CEO compensation and setting the CEO's compensation based on an evaluation of performance in light of these goals and objectives. In addition, the Committee is responsible for the review and administration of long-term incentive plans and annual incentive compensation and oversees compensation policies and practices as they relate to risk management. The Committee also makes compensation decisions affecting the executive officers and the members of UTC's Executive Leadership Group (the "ELG"), consisting of approximately 25 to 30 of UTC's most senior executives. The CEO and the Senior Vice President, Human Resources & Organization determine the compensation of other executives and oversee compensation program administration. The Committee also reviews our programs and policies for management development and succession. While the Chairman & CEO and the Senior Vice President, Human Resources & Organization attend Committee meetings regularly by invitation, the Committee, subject to Board oversight, is the final decision maker regarding the compensation paid to each of the named executive officers listed in UTC's proxy statement and the other members of the ELG. It also oversees compensation practices for other executive officers. The Committee considers certain matters in executive session. The Committee has authority to retain independent advisers to assist it in fulfillment of its responsibilities, to approve the advisor's fees and to terminate their engagements.

FINANCE COMMITTEE	The Finance Committee monitors, and as appropriate makes recommendations to the Board on, the management of the Company's financial resources, strategies and plans for significant acquisitions and divestitures and their financial impact, and progress on pending and completed transactions. The Committee also reviews significant financing programs in support of business objectives; policies with respect to investments and uses of cash; significant capital appropriations; dividend policies; share repurchase programs; risks and exposures related to capital structure, liquidity, financing, pension funding and investment performance; insurance programs; investment of pension assets and other significant transactions.
2013 Meetings: 4	
John V. Faraci (Chair) Louis R. Chênevert Jamie S. Gorelick Ellen J. Kullman Marshall O. Larsen Harold McGraw III André Villeneuve Christine Todd Whitman	

PUBLIC ISSUES REVIEW COMMITTEE	The Public Issues Review Committee reviews and monitors UTC's positions and responses to significant public policy issues, including: our policies and objectives with respect to safety and the environment and the Company's compliance with related laws and regulations in the U.S. and other countries; plans and performance in furtherance of ensuring equal employment opportunities; significant legislative and regulatory issues that may affect the Company and its operations; actions and objectives to further corporate social responsibility; policies and priorities for contributions to charitable, educational and other tax-exempt organizations involved in the arts, civic and community affairs, education and health and human services; community relations programs; and our conduct of public policy and government relations activities, including the activities of UTC's political action committee. The Committee also reviews UTC's annual Corporate Responsibility Report and oversees risk management policies and practices with regard to social responsibility, reputation, safety and the environment.
2013 Meetings: 4	
Christine Todd Whitman (Chair) Jean-Pierre Garnier Jamie S. Gorelick Ellen J. Kullman Marshall O. Larsen André Villeneuve	

MEETING ATTENDANCE

The Board met seven times during 2013. Each director attended 75% or more of the aggregate number of meetings of the Board and committees on which he or she served. The Board's policy is that each director, if standing for re-election, should attend the Annual Meeting of Shareowners if his or her schedule permits. All of the current directors other than Ms. Gorelick (who was unable to attend due to a broken ankle) attended the last Annual Meeting held in April 2013.

DIRECTOR STOCK OWNERSHIP REQUIREMENTS

To strengthen alignment with the interests of shareowners, non-management directors are required to own shares of Common Stock, deferred stock units or other Common Stock equivalents having a value equal to at least five times the annual base cash retainer amount. Non-management directors must achieve this ownership level within five years after first becoming a member of the Board. In 2013, the base cash retainer was $104,000, thereby establishing an ownership requirement of at least $520,000. Each of the non-management directors is in compliance with this ownership requirement.

HOW WE MANAGE RISK

OUR RISK MANAGEMENT FRAMEWORK

UTC has adopted enterprise risk management policies based on the Integrated Framework of the Committee of Sponsoring Organizations ("COSO") issued in 1992. Under our policies, the presidents of major business units are responsible for identifying risks that could affect achievement of business goals and strategies, assessing the likelihood and potential impact of significant risks, prioritizing the risks that are identified and the actions to be taken to address these risks. The presidents of major business units report to the CEO on actions to monitor and manage significant risks in order to remain within UTC's range of risk tolerance.

BOARD RISK OVERSIGHT

The CEO, Chief Financial Officer and General Counsel periodically report on UTC's risk management policies and practices to relevant Board committees and to the full Board. The Audit Committee annually reviews major financial risk exposures and a number of operational, compliance, reputational and strategic risks, as well as practices to monitor and manage those risks. The Audit Committee also reviews UTC's overall policies and practices for enterprise risk management, including the delegation of oversight for particular areas of risk to the appropriate Board committees. As a whole, the Board also reviews risk management practices and a number of significant risks in the course of their reviews of corporate strategy, business plans, reports of Board committee meetings and other presentations.

BOARD AND COMMITTEE RISK OVERSIGHT RESPONSIBILITIES

Board/Committee	Primary Areas of Risk Oversight
Full Board	Risk management process and structure, strategic risks associated with UTC's business plan, and other significant risks such as major litigation, business development risks, and succession planning.
Audit Committee	Major financial risk exposures; significant operational, compliance, reputational and strategic risks; and overall policies and practices for enterprise risk management.
Committee on Nominations and Governance	Risks and exposures related to corporate governance, leadership structure, effectiveness of Board and committee oversight; review of director candidates, conflicts of interest and director independence.
Committee on Compensation and Executive Development	Risks related to executive recruitment, assessment, development, retention and succession policies and programs; risks associated with compensation policies and practices, including incentive compensation.
Finance Committee	Risks and exposures related to capital structure, liquidity, financing, pension funding and investment performance, and significant capital transactions, including acquisitions and divestitures.
Public Issues Review Committee	Risks related to the environment and workplace safety, equal employment opportunity, responses to important public issues, government relations and other matters involving reputational risks.

COMPENSATION AND RISK MITIGATION

The Committee on Compensation and Executive Development (the "Committee") believes that executive compensation should be contingent on performance relative to pre-established targets and objectives. Our executives must, however, achieve these targets and objectives in a manner consistent with UTC's ethical standards and internal policies. The Committee also believes that executive compensation should not reward accomplishments, however impressive in the short-term, that compromise UTC's standards or long-term shareowner value.

Compensation arrangements, if not properly designed and administered, can encourage excessive risk taking and jeopardize long-term Company performance and shareowner value. Therefore, one of the goals of UTC's executive compensation program is to motivate executives in a manner that appropriately balances financial opportunity and risk. UTC mitigates compensation-related risks to its long-term performance, ethical standards and reputation in the following ways:

Monitor Risk under our Enterprise Risk Management Program ("ERM"). The Board of Directors annually reviews the ERM to identify, monitor and manage risk throughout the Company and its business units. The ERM recognizes executive compensation as a potential risk factor. UTC seeks to mitigate executive compensation risk through the following:

- **Emphasis on Long-Term Performance.** Long-term incentives serve as the cornerstone of UTC's compensation program. As shown in the chart on page 36, 70% of the value of Mr. Chênevert's compensation derives from long-term incentives, compared to the 20% from his annual cash bonus. A significant stake in future performance and share value helps mitigate the risk that our executives will pursue short-term opportunities that create undue risk to future Company performance.

- **Alignment of Employee and Shareowner Interests.** The Committee's selection of performance metrics is also designed to set an appropriate balance between short- and long-term objectives. Our long-term incentive awards, which include Stock Appreciation Rights ("SARs") and Performance Share Units ("PSUs"), make up the largest portion of compensation for our senior executives. Our SARs have a three-year vesting period and a ten-year term. Executives receive compensation from these awards only if our share price appreciates after the third and before the tenth year from the grant date. Our PSUs have a three-year vesting period and corresponding three-year earnings per share ("EPS") growth and relative total shareowner return ("TSR") metrics. The Committee believes these metrics provide an appropriate measure of long-term financial performance and sustainable growth. While these broad-based measures correlate with shareowner value, they do not reward selective or narrow objectives that may be achieved independent of the Company's overall best interests.

Executive Share Ownership Requirements. To further encourage a long-term focus on sustainable performance and shareowner value creation, we also require our senior executives to own a significant amount of Common Stock or stock units. Our CEO, Mr. Chênevert, has a share ownership requirement equal to six times his base salary; however, his actual holdings substantially exceed this requirement. Share holdings of other ELG members must equal at least three times their base salary within five years of appointment to the ELG. Non-employee directors are also required to own shares or stock units equal to five times their annual cash retainer.

Prohibition of Hedging. To avoid undermining the goals of our share ownership policy, UTC prohibits directors and executive officers from entering into short sales of our securities or similar transactions where potential gains are linked to a decline in our Common Stock. Recipients of equity awards may not enter into any agreement that has the effect of transferring or exchanging any economic interest in any award for any other consideration.

Clawback Policy. UTC currently has a comprehensive policy on recoupment ("clawback") of executive compensation. This policy applies to both our annual and long-term compensation programs. Clawbacks can result in significant financial penalties and award forfeitures. In the event of a financial restatement or recalculation of a financial metric applicable to an award, annual bonus payments and gains realized from vested long-term incentive awards can be recouped from any executive (including all NEOs) involved in an action found to have caused the restatement or recalculation. The amount subject to recoupment will, at a minimum, equal the difference between what the executive received and what he or she would have received under the corrected financial metrics over at least the three-year period before the restatement. Clawbacks of bonuses, long-term incentive awards and compensation realized from prior awards also may result from violations of our Code of Ethics, failure to meet employee health and safety standards or exposing the Company to excessive risk, as determined under the ERM program. In Proposal 3 of this Proxy Statement, we are asking shareowners to approve amended language to clarify and further strengthen our clawback policy. This language clarifies the Company's right to clawback compensation when an executive's negligence (including the negligent supervision of a subordinate) causes significant harm to the Company's interests. The policy also permits public disclosure of the circumstances surrounding the Committee's decision to seek recoupment where the Committee determines such disclosure is appropriate and would not expose the Company to legal risk.

Post-Employment Covenants. These arrangements prohibit ELG members from engaging in activities after termination or retirement that are detrimental to UTC, such as disclosing proprietary information, soliciting UTC employees and engaging in competitive activities. Violations can result in a clawback of long-term incentive awards.

Compensation of Directors

Annual Retainer

In 2013, the compensation of non-employee directors consisted of an annual cash and deferred stock unit retainer. If a director served in multiple roles, his or her annual cash retainer and annual deferred stock unit ("DSU") award was based on the capacity for which the level of compensation was the highest. Non-employee directors received amounts for the following services in 2013:

Element	Base Retainer	Lead Director	Audit Committee Chair	Committee on Compensation and Executive Development Chair	Committee Chair	Audit Committee Member
Annual Cash	$104,000	$120,000	$120,000	$112,000	$110,000	$116,000
Deferred Stock Units	$156,000	$180,000	$180,000	$168,000	$165,000	$174,000
Total	**$260,000**	**$300,000**	**$300,000**	**$280,000**	**$275,000**	**$290,000**

Effective April 29, 2013, the total compensation amounts for all positions increased by $20,000, with an additional $5,000 increase for the Chairman of the Committee on Compensation and Executive Development. These increases were made to better align director compensation with the market and are reflected in the table above.

Non-employee directors receive 40% of their total annual retainer in cash and 60% in deferred stock units. Alternatively, they may elect to receive their entire retainer fee in DSUs. The number of DSUs credited to each director in 2013 was calculated by dividing the cash value of the director's compensation by $91.62, the NYSE closing price of Common Stock on April 29, 2013, the date of the 2013 Annual Meeting. Directors do not receive additional compensation for attending regularly scheduled Board and Committee meetings. However, non-employee directors do receive an additional $5,000 for each special meeting they attend in person. There were no special meetings of the Board in 2013.

Following termination of a non-employee director's service, DSUs are converted into shares of Common Stock. The distribution of shares of Common Stock can be made in either a lump sum upon retirement or in ten- or fifteen-year installments.

One-Time RSU Awards for New Directors

Non-employee directors receive a one-time $100,000 restricted stock unit award ("RSU") when first elected to the Board. This award vests ratably over five years and is distributed to the director in shares of Common Stock upon retirement, termination or death. No director received an RSU award in 2013.

Treatment of Dividends

When UTC pays a dividend on Common Stock, each director's DSU and RSU balance is credited with additional DSUs and RSUs, respectively, having a value equal to the dividend paid on the corresponding number of shares of Common Stock.

COMPENSATION OF DIRECTORS

2013 Director Compensation				
Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)	Total ($)
Louis R. Chênevert	$0	$0	$0	$0
John V. Faraci	$0	$290,000	$0	$290,000
Jean-Pierre Garnier	$0	$280,000	$0	$280,000
Jamie S. Gorelick	$104,000	$156,000	$0	$260,000
Edward A. Kangas	$0	$300,000	$223(3)	$300,223
Ellen J. Kullman	$116,000	$174,000	$1,247(3)	$291,247
Marshall O. Larsen	$0	$260,000	$2,363(3)	$262,363
Harold McGraw III	$0	$260,000	$0	$260,000
Richard B. Myers	$116,000	$174,000	$0	$290,000
H. Patrick Swygert	$0	$290,000	$16,533(4)	$306,533
André Villeneuve	$0	$290,000	$0	$290,000
Christine T. Whitman	$110,000	$165,000	$0	$275,000

(1) *Consists of annual retainer fees paid in cash in 2013.*

(2) *Consists of the grant date fair value of DSU awards credited to the account of the director, including the portion of the director's annual cash retainer that the director elected to receive in DSUs, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The assumptions made in the valuation of these awards can be found in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K. As of December 31, 2013, directors held the following:*

Name	Number of Unvested RSUs Attributable to Initial $100,000 RSU Grant	Number of Deferred Stock Units, Restricted Stock and Vested RSUs	Number of Outstanding Stock Options
John V. Faraci	-	34,719	-
Jean-Pierre Garnier	-	70,740	6,000
Jamie S. Gorelick	-	41,793	13,400
Edward A. Kangas	-	25,991	-
Ellen J. Kullman	506	6,495	-
Marshall O. Larsen	1,015	6,306	-
Harold McGraw III	-	42,230	13,000
Richard B. Myers	-	22,070	-
H. Patrick Swygert	-	49,755	-
André Villeneuve	-	66,146	-
Christine T. Whitman	-	26,718	13,000

(3) *Reflects the value of dividend equivalents credited on unvested RSUs.*

(4) *Consists of a premium payment on a life insurance policy used to fund Mr. Swygert's participation in the Directors' Charitable Gift Program. Mr. Swygert is the only director participating in this legacy program, which was closed to directors elected after February 2003. Mr. Swygert derives no financial benefit from this program. All insurance proceeds are payable to a charitable organization designated by him and tax deductions accrue solely to UTC.*

Stock Ownership Information

This section contains required information about certain "beneficial owners" of our Common Stock as that term is defined under SEC rules.

DIRECTORS, BOARD NOMINEES, AND EXECUTIVE OFFICERS

The following table shows the number of shares of Common Stock beneficially owned, as of March 1, 2014, by each of our current directors, each of whom is a nominee for election as a director, by each of the named executive officers listed in the Summary Compensation Table on page 48 of this Proxy Statement, and by all directors and executive officers as a group. Each director and executive officer, and the directors and executive officers as a group, beneficially owned less than 1% of the outstanding shares of Common Stock as of that date. Except as explained in the footnotes to the following table, each person listed, and the members of the group, had sole voting power and sole investment power with respect to the shares shown.

Name	Shares Beneficially Owned
Louis R. Chênevert	2,897,956[1]
John V. Faraci	34,719
Jean-Pierre Garnier	88,450
Jamie S. Gorelick	73,100
Edward A. Kangas	25,991
Ellen J. Kullman	7,001
Marshall O. Larsen	12,753
Harold McGraw III	56,230
Richard B. Myers	22,070
H. Patrick Swygert	50,755
André Villeneuve	66,146
Christine T. Whitman	37,368
Alain Bellemare	355,909
Geraud Darnis	1,149,585[2]
Gregory Hayes	459,752[3]
David Hess	227,077
Directors & Executive Officers as a group (22 in total)	6,436,437[4]

[1] In addition to these shares, Mr. Chênevert holds 12,318 deferred stock units, credited to his account under the UTC Deferred Compensation Plan, that have a value equal to a corresponding number of shares of Common Stock. These units will be settled by payment in cash upon distribution from the UTC Deferred Compensation Plan. Includes 18,120 shares held in a family charitable foundation. Mr. Chênevert shares with family members voting and dispositive power with respect to such shares.

[2] Includes 5,850 shares of Common Stock for which Mr. Darnis' spouse holds voting and investment power.

[3] In addition to these shares, Mr. Hayes holds 6,525 deferred stock units, credited to his account under the UTC Deferred Compensation Plan, that have a value equal to a corresponding number of shares of Common Stock. These units will be settled by payment in cash upon distribution from the UTC Deferred Compensation Plan. Includes 2,043 shares of Common Stock as to which Mr. Hayes' spouse holds voting and investment power.

[4] Includes 1,546 shares of Common Stock as to which the spouse of an officer who is not a Named Executive Officer holds voting and investment power.

The preceding table includes shares as to which the listed person or the members of the group had the right to acquire beneficial ownership at any time within 60 days after March 1, 2014 by exercising stock options or stock appreciation rights ("SARs") and, in the case of non-management directors, upon the settlement of restricted stock units ("RSUs") or deferred stock units ("DSUs") as a result of their resignation or retirement from the Board as set forth in the following table.

Name	Shares as to which listed person has right to acquire beneficial ownership within 60 days by exercise of stock options or SARs	Shares as to which listed person has right to acquire ownership within 60 days upon conversion of RSUs	Shares as to which listed person has right to acquire ownership within 60 days upon conversion of DSUs
L. Chênevert	2,322,000	-	-
J. Faraci	-	2,095	32,624
J. Garnier	6,000	-	64,340
J. Gorelick	13,400	-	37,793
E. Kangas	-	2,357	23,634
E. Kullman	-	1,359	5,642
M. Larsen	-	1,305	6,016
H. McGraw III	13,000	2,797	39,433
R. Myers	-	1,848	20,222
H. Swygert	-	3,503	46,252
A. Villeneuve	-	-	61,346
C. Whitman	6,000	2,797	23,921
A. Bellemare	305,500	-	-
G. Darnis	985,000	-	-
G. Hayes	389,000	-	-
D. Hess	148,500	-	-
Directors & Executive Officers as a group (22 in total)	4,934,250	18,061	361,223

BENEFICIAL OWNERS OF OVER 5% OF UTC COMMON STOCK

The following table shows all holders known to us to be beneficial owners of more than 5% of the outstanding shares of Common Stock as of December 31, 2013.

Name and Address	Shares	Percent of Class
State Street Corporation* State Street Financial Center One Lincoln Street Boston, MA 02111	105,279,543	11.5%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	61,594,623	6.7%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	49,543,861	5.4%

* *State Street Corporation, acting in various fiduciary capacities, reported in an SEC filing that as of December 31, 2013 it held sole voting power with respect to 0 shares of Common Stock, shared voting power with respect to 105,279,543 shares of Common Stock, sole dispositive power with respect to 0 shares of Common Stock, and shared dispositive power with respect to 105,279,543 shares of Common Stock. State Street Corporation also reported that its wholly-owned subsidiary, State Street Bank & Trust Company, held 64,816,572 of these shares in its capacity as Trustee for UTC's Employee Savings Plan Master Trust. State Street Corporation disclaims beneficial ownership of the reported shares, except in its fiduciary capacity.*

Executive Compensation
Compensation Discussion and Analysis

In this section, we discuss our compensation philosophy and describe the compensation program for our Chairman & Chief Executive Officer ("CEO") and our senior leadership team. We explain how our Board's Committee on Compensation and Executive Development ("the Committee") determines compensation for our senior executives and its rationale for specific 2013 decisions. We also discuss numerous changes the Committee has made to our program over the past several years to advance its fundamental objective: aligning our executive compensation with the long-term interests of UTC shareowners.

EXECUTIVE SUMMARY

Our executive compensation program is designed to reward financial results and effective strategic leadership, key elements in building sustainable value for shareowners. We believe our program's performance measures align the interests of our shareowners and senior executives by correlating the timing and amount of actual pay to our short-, medium- and long-term performance. Our program places significant weight on ethical and responsible conduct in pursuit of these goals.

We actively seek and highly value feedback from shareowners and their advisors concerning our compensation program. Since our last Annual Meeting of Shareowners, senior management has communicated directly with institutional investors holding over 300 million shares of UTC Common Stock ("Common Stock").

In addition, we carefully benchmark our compensation decisions against a market-relevant group of peer companies that are potential competitors for the caliber of executive talent required to manage a complex, global, multi-industrial company like UTC.

Following significant changes made to our compensation programs in 2012, 90% of the votes cast (i.e., excluding abstentions and broker non-votes) supported our Say-on-Pay proposal at the 2013 Annual Meeting.

> In 2013, our Say-on-Pay proposal garnered 90% support,
> 29 percentage points better than 2012.

2013 PERFORMANCE

We experienced strong financial and operating performance in 2013, as evidenced by our earnings growth, cash flow and stock price appreciation. Our 2013 compensation decisions recognize this performance.

We believe that a portion of our executive compensation should reflect and reward current-year performance. However, our program prudently accounts for, and indeed emphasizes, long-term financial performance and actions taken by our senior leadership team to strategically position UTC for future growth. We focus on sustainable performance and, therefore, allocate a significantly greater portion of compensation to longer-term goals and performance.

Our solid operational and financial performance in 2013 reflects senior leadership's sharp focus on deploying our capital wisely, executing our business strategies effectively and achieving a balanced business mix. This focus enabled us to deliver value to our shareowners in 2013, notwithstanding weak U.S. defense spending and increased pension expense, primarily due to low discount rates.

2013 Financial Results

✳ Sales increased by 9% to $62.6 billion

✳ Earnings per share increased by 16% to $6.21

✳ $5.8 billion in free cash flow; in excess of net income

✳ Dividends per share increased by 10.3%, marking the 77th consecutive year our shareowners have received dividends

✳ Our U.S.-funded pension ratio increased from 84% in 2012 to 98% in 2013

FINANCIAL RESULTS (3 AND 10 YEARS)*







*For 2013 and 2011, net income and diluted earnings per share metrics reflect continuing operations, as reported in the 2013 Annual Report on Form 10-K. 2004 net income and diluted earnings per share represent values reported in the 2004 Annual Report on Form 10-K, as subsequently restated for the effect of a new accounting standard and the 2005 stock split. 2004 amounts have not been adjusted for discontinued operations. For the definitions of net income, earnings, free cash flow and other measures used for our incentive compensation plans and for a reconciliation from cash flow to free cash flow, refer to page 46 of this Proxy Statement.

SHAREOWNER VALUE CREATION

The Committee believes that long-term incentive goals should directly correlate with the creation of long-term shareowner value; an essential component of our Guiding Principles, as discussed on pages 26 and 27. Our ability to generate sustainable TSR over the ten-year period ending on December 31, 2013 is noteworthy and, in our view, correlates with our executive compensation program design. UTC's 11% annualized TSR over this period significantly outpaced the Dow Jones Industrial Average (7%), the S&P 500 (7%) and our Compensation Peer Group (6%). The following chart illustrates UTC's performance relative to differing comparator groups and time periods.

TOTAL SHAREOWNER RETURN: UTC VS. PEER GROUPS*



* *TSR values are provided by S&P Capital IQ and are calculated on an annualized basis as of December 31, 2013. For the Compensation Peer Group composite values, returns are calculated individually for each peer company, then a weighted average is calculated based on each company's market capitalization at the beginning of the measurement period.*

Response to 2013 Say-On-Pay Vote

Each year, we carefully consider the results of our shareowner Say-on-Pay vote from the preceding year. In 2013, 90% of the votes cast (i.e., excluding abstentions and broker non-votes) supported our 2012 executive compensation decisions. This result was well in excess of the 61% favorable vote we received in 2012 with respect to our 2011 decisions. We interpreted the results of our 2013 vote — and the marked improvement over 2012 — as an endorsement of our compensation program's improved design and direction.

Our 2013 Outreach Program

In 2013, we continued to engage with our shareowners to solicit their feedback on UTC's executive compensation program. We also sought input from third-party consultants and proxy advisory firms.

Analysis of Shareowner Feedback

In 2013, the Committee, as it does each year, analyzed shareowner feedback and incorporated it into its ongoing assessment of our compensation elements. This feedback helps the Committee in its review of our program along with other factors, such as external market data and staff compensation recommendations.

Based on the favorable feedback we received from shareowners regarding our significant program changes in 2012, the Committee made less extensive adjustments in 2013:

- We prospectively eliminated the cash severance benefit for ELG members appointed on or after May 2013. These members will continue to receive a restricted stock unit award upon appointment to the ELG that contains restrictive covenants, as described on page 38. The Committee believes that an equity award tied to Common Stock performance has a greater retention value and better aligns our ELG program with the long-term interests of our shareowners.

- We adjusted our annual bonus funding formula to incorporate Company-wide performance for our business unit executives. This change was made to drive strategic goals across the entire organization.

These adjustments, along with the significant modifications made to our program in 2012, have enhanced our executive compensation structure to more closely align with best practices and shareowner feedback received in 2013.

CEO PAY HIGHLIGHTS

Consistent with our core belief that pay for performance creates shareowner value, approximately 90% of Mr. Chênevert's 2013 compensation consisted of variable, contingent and performance-based annual and long-term incentives, as shown on page 36 of this Proxy Statement.

As explained on page 43, the Committee assessed Mr. Chênevert's 2013 performance favorably. The chart below shows that Mr. Chênevert's 2013 total direct compensation increased from $17 to $18.5 million, approximately a 9% increase from the previous year. This compensation increase resulted from the following Committee actions:

• A 4.4% base salary increase

• An annual bonus aligned with the Corporation's 2013 financial performance

• An increase in the value of Mr. Chênevert's most recent long-term incentive grant (made on January 2, 2014), reflecting the Committee's favorable assessment of 2013 performance

The target for Mr. Chênevert's total direct compensation continues to approximate the median of the market.

CEO TOTAL DIRECT COMPENSATION[1]



CEO total direct compensation has decreased 12% over the past three years.

$21 million
$1.7M
$4.5M
$7.0M
$7.8M

2011
Reflects January 2012 Grant

$17 million
$1.7M
$3.5M
$5.4M
$6.4M

2012
Reflects January 2013 Grant

$18.5 million
$1.775M — Base Salary
$3.4M — Annual Bonus
$6.2M — SARs
$7.1M — PSUs

2013[2]
Reflects January 2014 Grant

[1] *Total direct compensation is described in detail on page 39 of this Proxy Statement.*

[2] *Reflects the grant date fair value of Mr. Chênevert's 2014 long-term incentive award granted on January 2, 2014, calculated in accordance with FASB ASC Topic 718, but excluding the effects of estimated forfeitures. The grant consists of 217,500 SARs and 56,700 PSUs. The closing price of Common Stock on the date of grant was $112.49 per share. SARs have a ten-year term from the date of grant. PSUs are subject to vesting contingent on the achievement of established performance criteria over a three-year performance period ending on December 31, 2016.*

EXECUTIVE COMPENSATION PRACTICES

We continually monitor the evolution of best compensation practices. Some of the most important practices incorporated into our program include the following:

Our Compensation Practices

✱ **Review of Pay versus Performance.** The Committee continually reviews the relationship between CEO compensation and Company performance.

✱ **Median Compensation Targets.** All compensation elements for our executives are targeted at the median of our CPG. In 2013, the Committee reduced long-term incentive award targets for ELG members (including all NEOs) from the 65th to the 50th percentile of the CPG.

✱ **Rigorous and Diversified Performance Metrics.** The Committee annually reviews performance goals for our annual and long-term incentive awards to assure the use of diversified, rigorous, but attainable targets. In an effort to diversify performance metrics across our incentive plans, the Committee changed the primary financial metric beginning in 2013 for our annual incentive awards from earnings per share to net income. For our PSUs, the Committee also recently shifted the earnings per share growth metric from a series of three annual targets to a three-year cumulative growth target.

✱ **Clawback of Compensation.** We strengthened our clawback policy in 2011, and in Proposal 3 of this Proxy Statement, we are seeking shareowner approval to further enhance this policy. In 2011, we broadened our policy's definition of "misconduct" and extended the time period covered. In Proposal 3, we are taking further action to reinforce the Committee's ability to recoup compensation when it determines an executive's negligence (including negligent supervision of a subordinate) caused significant harm to the Company's interests. Also, in appropriate cases, we will now publicly disclose circumstances surrounding the Committee's decision to invoke this policy.

✱ **Meaningful Share Ownership Guidelines.** Our share ownership requirements are rigorous: six times base salary for the CEO, three times base salary for other members of the ELG (including our other NEOs), and five times the base annual cash retainer for non-employee directors.

✱ **No Pledging of Shares.** Our directors and executive officers are not permitted to pledge UTC shares as collateral for loans or for any other purpose.

✱ **No Hedging.** UTC does not allow directors and executive officers to enter into short sales of UTC Common Stock or similar transactions where potential gains are linked to a decline in the price of our shares. Recipients of equity awards also may not enter into any agreement that has the effect of transferring or exchanging any economic interest in an award for any other consideration.

✱ **No Repricing.** Stock option and SAR exercise prices are set to equal the grant date market price and may not be reduced or replaced with stock options or SARs with a lower exercise price without shareowner approval (except to adjust for stock splits or similar transactions).

✱ **No Cash Buyouts of Underwater Stock Options and SARs.** UTC does not allow buyouts of underwater stock options or SARs under any circumstances. Furthermore, award recipients may not sell, assign or transfer their interest in any long-term incentive award (including underwater stock options and SARs) to a third party in exchange for cash or other consideration.

✱ **Market-Competitive Retirement Programs.** We eliminated defined benefit pensions for employees hired after January 1, 2010. For legacy employees, the traditional final average earnings pension formula will sunset as of December 31, 2014 and will be replaced by a cash balance formula.

✱ **No Perquisite Allowances.** The cash perquisite allowance was eliminated for individuals appointed to the ELG after June 2012, and subsequently eliminated for all ELG members.

✱ **No Employment Contracts.** The Committee believes that fixed-term executive employment contracts that guarantee certain levels of compensation do not enhance shareowner value. Accordingly, our NEOs do not have employment contracts.

Our Compensation Practices (continued)

✻ **Elimination of Cash Severance.** To better align our program with our shareowners' interests, the Committee prospectively eliminated the cash severance benefit for ELG members appointed after May 2013. Members will continue to receive a RSU award upon appointment to the ELG.

✻ **Restrictive Covenants.** Our ELG members must adhere to restrictive covenants upon separation from UTC, including non-compete, non-solicitation and non-disclosure obligations.

✻ **Prospective Elimination of Change-in-Control Arrangements.** In 2009, we closed our change-in-control program to new ELG members and substantially reduced benefits for existing ELG members.

✻ **Use of Double Triggers.** All change-in-control severance arrangements for pre-2009 ELG members now have a double, rather than a single trigger for benefit eligibility. This means that a change-in-control will not automatically entitle an executive to severance benefits; the executive must also lose his or her job or suffer a significant adverse change to employment terms and conditions.

✻ **No Tax Gross-Ups.** Parachute excise tax reimbursements and gross-ups will not be provided in the event of a change-in-control.

✻ **No Continuation of Retirement and Healthcare Benefits.** In 2009, the Committee eliminated for both then-existing and future ELG members the three-year continuation of retirement benefit accruals and healthcare benefits which previously had been a feature of our change-in-control arrangements.

✻ **Review of Compensation Peer Group.** Our CPG is reviewed periodically by the Committee and adjusted, when necessary, to ensure that its composition remains a relevant and appropriate comparison for our executive compensation program.

✻ **Review of Committee Charter.** The Committee reviews its charter regularly to incorporate best-in-class governance practices.

HOW WE MAKE COMPENSATION DECISIONS

OUR EXECUTIVE COMPENSATION PHILOSOPHY

The Committee believes that executive compensation opportunities must align with and enhance long-term shareowner value. This core philosophy is embedded in all aspects of our executive compensation program and is reflected in an important set of guiding principles. We believe that the application of these principles enables us to create a meaningful link between compensation outcomes and long-term, sustainable growth for our shareowners.

GUIDING PRINCIPLES

Pay for performance

A substantial portion of compensation should be variable, contingent and directly linked to individual, Company and business unit performance.

Shareowner alignment

The financial interests of executives should be aligned with the long-term interests of our shareowners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

Long-term focus

For our most senior executives, long-term stock-based compensation opportunities should significantly outweigh short-term cash-based opportunities. Annual objectives should complement sustainable long-term performance.

Competitiveness

Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing UTC's performance. Each element should be benchmarked relative to peers.

Balance

The portion of total compensation contingent on performance should increase with an executive's level of responsibility. Annual and long-term incentive compensation opportunities should reward the appropriate balance of short- and long-term financial and strategic business results.

Responsibility

Compensation should take into account each executive's responsibility to act in accordance with our ethical, environmental, health and safety objectives at all times. Financial and operating performance must not compromise these values. The need for complete commitment to ethical and corporate responsibility is a fundamental belief underlying all aspects of our compensation program, from setting targets to conducting annual performance assessments.

ROLE OF THE COMMITTEE ON COMPENSATION AND EXECUTIVE DEVELOPMENT

The Committee, which consists of six independent directors, is responsible for overseeing the development and administration of our executive compensation program.

In this role, the Committee makes all compensation decisions concerning our CEO and the other members of our Executive Leadership Group ("ELG"). The ELG is made up of between 25 to 30 of our most senior executives and includes each of the Named Executive Officers ("NEOs") listed in the Summary Compensation Table on page 48 of this Proxy Statement.

The Committee's other responsibilities include:

- Designing executive compensation plans and programs
- Assessing input from UTC's shareowners regarding executive compensation decisions and policies
- Reviewing and approving incentive plan targets and objectives
- Assessing each ELG member's performance relative to these targets and objectives
- Evaluating the competitiveness of each ELG member's total compensation package
- Approving changes to an ELG member's compensation elements, including base salary and annual and long-term incentive opportunities and awards

The Senior Vice President, Human Resources & Organization, along with UTC's Human Resources staff and an independent compensation consultant, assist the Committee with these tasks.

The Committee's charter, which sets out the Committee's responsibilities, can be found on our website at: http://www.utc.com/StaticFiles/UTC/StaticFiles/compensation_charter.pdf

THE COMMITTEE'S PROCESS

The Committee has established a process for evaluating the performance of the Company, the CEO and the other ELG members. At the first meeting of every year, the Committee sets strategic and financial objectives for the CEO, both for the upcoming year and for a longer-term period. At this meeting, it also evaluates the performance of the CEO and other NEOs for the previous year.

We use a combination of qualitative and quantitative factors to conduct a broad and balanced assessment of both internal and external performance.

PERFORMANCE EVALUATION PROCESS

Internal Performance	External Performance
Achievement versus previously established strategic, financial and operational goals	Relative financial performance using key financial metrics and share price performance versus peers over varying time periods

Our CEO, Mr. Chênevert, does not play any role in the Committee's determination of his own compensation. For the other members of the ELG, including the NEOs, he presents the Committee with recommendations for each element of compensation. He bases these recommendations upon his assessment of each individual's performance, the performance of their relevant business unit and/or function, benchmark information and retention risk. The Committee reviews the CEO's recommendations, makes appropriate adjustments and approves compensation changes at its discretion, subject to the review of the other independent directors.

ROLE OF THE COMPENSATION CONSULTANT

The Committee retained Pearl Meyer & Partners ("Pearl Meyer") to serve as its executive compensation consultant for 2013. While Pearl Meyer may make recommendations on the form and amount of compensation, the Committee continues to make all decisions regarding the compensation of our NEOs, subject to the review of the other independent directors.

During 2013, Pearl Meyer advised the Committee on a variety of subjects such as compensation plan design and trends, pay for performance analytics, benchmarking norms and other such matters. Pearl Meyer reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary. In 2013, Pearl Meyer attended three meetings in person.

Prior to engaging Pearl Meyer, the Committee reviewed the firm's qualifications, as well as its independence and any potential conflicts of interest. Pearl Meyer does not perform other services for or receive other fees from UTC, other than incidental amounts (less than $6,000 in 2013) related to participation in certain business-related surveys. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement and hire a replacement or additional consultant at any time.

The Committee also utilizes market data provided by Towers Watson and Aon Hewitt for benchmarking and other purposes. This benchmark data consists of information that is generally available to other Towers Watson and Aon Hewitt clients. Neither Towers Watson nor Aon Hewitt made recommendations to the Committee or management on peer group composition or on the form, amount or design of executive compensation in 2013.

COMPETITIVE POSITIONING

PEER GROUP BENCHMARKING

We compare our compensation program to compensation at the 24 companies that make up our Compensation Peer Group ("CPG"). The Committee believes that these companies provide a relevant comparison based on their similarity to UTC in size and complexity, taking into account factors such as revenue, market capitalization, global scope of operations and diversified product portfolios. Like UTC, 12 of these 24 companies are Dow Jones Industrial Average components. The CPG serves the specific purpose of benchmarking executive compensation. Its composition reflects a mix of both industry and non-industry peers that are realistic competitors for the potential senior executive talent UTC seeks. The CPG has not been constructed or utilized for the purpose of benchmarking financial performance. For 2013, the Committee reviewed the composition of the CPG and determined no adjustments were necessary.

We also look at other Fortune 100 companies and a broader sample of over 400 companies. This information provides useful insight on general compensation trends and supplements CPG data when appropriate.

The Compensation Peer Group includes the following companies:

PEER GROUP COMPOSITION

3M Co.[1]	Honeywell International Inc.
AT&T Inc.[1]	Intel Corp.[1]
Boeing Co.[1]	IBM Corp.[1]
Caterpillar Inc.[1]	Johnson & Johnson[1]
Deere & Co.	Johnson Controls, Inc.
Dow Chemical Co.	Lockheed Martin Corp.
E. I. du Pont de Nemours & Co.[1]	Northrop Grumman Corp.
	Pfizer Inc.[1]
Emerson Electric Co.	Procter & Gamble Co.[1]
FedEx Corp.	Siemens AG
General Dynamics Corp.	Raytheon Co.
General Electric Co.[1]	Verizon
Hewlett-Packard Co.	Communications Inc.[1]

[1] Included in the Dow Jones Industrial Average as of 12/31/2013.

PEER GROUP DATA[2]

	Revenue (millions)	Market Capitalization (millions)	Employees
25th Percentile	$36,994	$46,935	90,792
50th Percentile	$52,146	$65,932	124,550
75th Percentile	$84,781	$151,711	193,440
UTC	$62,626	$104,319	212,400
UTC Rank	**63%**	**66%**	**76%**

[2] Peer company data provided by S&P Capital IQ. Revenue and employee data reflect most recent publicly-available information (as of February 21, 2014). In certain cases, S&P Capital IQ has made adjustments to revenue to reflect non-operating income or expense, equity in earnings of unconsolidated subsidiaries, interest income and non-recurring special items, such as discontinued operations or gains on the sale of securities. Market capitalization for peer companies is calculated based on shares outstanding as of December 31, 2013.

COMPENSATION BENCHMARKS

To ensure that our compensation program is sufficiently competitive, the Committee believes that the value of each UTC compensation element should be targeted to align with market benchmarks.

Historically, we targeted our base salary and annual bonus at the median of the CPG while maintaining a 65th percentile CPG target for long-term incentive awards. However, in response to shareowner feedback and to better align with competitive market practice, the Committee reduced the long-term incentive target from the 65th to the 50th percentile of the CPG, effective for grants beginning in January 2013.


BASE SALARY
0
50th
(unchanged)
100th
ANNUAL BONUS
0
50th
(unchanged)
100th
LONG-TERM INCENTIVES
0
50th
65th
100th
(2013)
(2012)

All compensation targets now align with our Compensation Peer Group median

Individual awards can fall above or below these targets based on the Committee's discretion. In exercising its discretion, the Committee may consider Company and individual performance, job scope, retention risk and any other factors that it determines to be relevant and consistent with program objectives.

HOW WE STRUCTURE OUR COMPENSATION

PRINCIPAL ELEMENTS OF COMPENSATION

The following elements make up our compensation program:


Base Salary
Annual Incentives
Long-Term Incentives
PSUs
SARs
Retirement
Pension
Pension Restoration
401(k) Savings Plan
Savings Restoration Plan

LINKING PAY TO PERFORMANCE

The Committee uses a combination of metrics and time horizons to promote and reward superior financial performance.

PERFORMANCE METRICS AND TIME HORIZONS


Annual Bonus
Earnings, Free Cash Flow to Net Income Ratio, Strategic Achievements
Performance Share Units
EPS Growth, Relative TSR
Stock Appreciation Rights
Share Price
SHORT-TERM
One-Year
MEDIUM-TERM
Three-Year
LONG-TERM
Ten-Year

BASE SALARY

To help UTC attract and retain the most qualified executive talent, we provide competitive base salaries to our executives targeted at the CPG median. Base salary constitutes a significant portion of our NEOs' fixed compensation (which also includes pension benefits and other benefits such as health, life and disability insurance). Each year, the Committee reviews recommendations from the CEO regarding base salary adjustments for ELG members, including the other NEOs. The Committee has complete discretion to modify or approve the CEO's base salary recommendations and the CEO does not participate in the Committee's determination of his own base salary. Actual salaries will vary from the CPG median target based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk, external market data and internal pay equity.

ANNUAL INCENTIVE COMPENSATION

Overview

Our NEOs' actual annual incentive awards are determined based on three distinct elements:



ACTUAL ANNUAL INCENTIVE AWARD

NEO Annual Incentive Target (as a % of salary)

Chairman & CEO 160%
President & CEO, UTC BIS 100%
President & CEO, UTC PAS 100%
Senior Vice President & CFO 90%
President, Pratt & Whitney 90%

TARGET ANNUAL INCENTIVE AWARD

FINANCIAL PERFORMANCE FACTOR

Performance Factor Elements
- Earnings* vs. pre-established targets *(weighted at 60%)*; plus
- Free Cash Flow as a percentage of Net Income *(weighted at 40%)*
- Discretionary adjustments by the Committee

Performance Factor Elements
Discretionary adjustments based on performance relative to 2013 strategic, financial and operational goals

INDIVIDUAL PERFORMANCE FACTOR

* Earnings under the Annual Incentive Plan is defined for both the Corporate Office and our business units on page 46.

Target Annual Incentive Award

The Committee approves the target annual incentive award for each ELG member's position, including the positions held by our NEOs. Target annual incentive awards equal a percentage of base salary and vary based on specific roles and responsibilities within the organization. Actual award payouts are determined based on both financial and individual performance factors. Target performance generally results in incentive compensation values that approximate the median of the CPG.

Financial Performance Factor

For purposes of our annual incentive awards, the Committee measures Company and business unit performance relative to two pre-established financial metrics:

- Earnings

- Ratio of free cash flow to net income

Performance relative to these pre-set metrics generates a financial performance factor for the Corporate Office and for each business unit. Each financial performance factor, which is expressed as a percentage of the target annual incentive award, determines the initial size of the bonus funding pools for the Corporate Office and each business unit. This factor is then reviewed by the Committee, which retains the discretion to make further adjustments, as appropriate (see "Use of Discretion" on page 33).

Based on feedback from shareowners and the Committee's evaluation of external market trends, the Committee modified the formula used to determine the financial performance factors, beginning with 2013 awards, as follows:

- For the Corporate Office, the Committee changed the earnings metric from earnings per share ("EPS") to net income. Although net income and EPS are closely correlated, they differ in that net income is not impacted by the Company's share repurchases. The Committee believes that net income is a more appropriate measurement of the Company's *annual* operating performance. This change also enhances the diversification of our performance metrics, since we use EPS for our long-term incentive awards. The Committee believes EPS is a more relevant metric for the measurement of long-term performance.

- To better align executives with our Company-wide strategic goals, the Committee modified the calculation of the financial performance factor for business unit executives. The factor for business unit executives had previously been based exclusively on their business unit's performance. As modified, 40% of their annual bonus is now based on the Company's performance as a whole and 60% on the financial performance of the executive's business unit.

- We also changed the way cash flow affects the financial performance factor. Previously, the free cash flow score was multiplied by the earnings score to determine the financial performance factor. We now score earnings and free cash flow independently of each other, with earnings weighted at 60% and the ratio of free cash flow to net income at 40%.

FINANCIAL PERFORMANCE FACTOR [1]		Corporate NEOs	Business Unit NEOs
Metric [2]			
Corporate	Earnings	60% weight	24% weight
	Free Cash Flow to Net Income	40% weight	16% weight
Business Unit [3]	Earnings	-	36% weight
	Free Cash Flow to Net Income	-	24% weight

[1] Subject to discretionary adjustments by the Committee.

[2] Refer to page 46 to see how we calculate earnings and the ratio of free cash flow to net income for our Corporate and business unit executives' annual incentive awards.

[3] Measurement of business unit financial performance reflects UTC's business unit segment reporting. Otis and UTC Climate, Controls & Security ("UTC CCS") each continue to report their financial and operational results as separate segments, which is consistent with how we allocate resources and measure performance of these businesses.

Individual Performance Factor

Our NEOs begin the year with a set of individual strategic and financial performance objectives. Based on Mr. Chênevert's assessment of each NEO's performance against these objectives, he may recommend that the Committee make a discretionary adjustment to increase or decrease the amount of bonus determined by the financial performance factor. The Committee considers these recommendations and makes adjustments as it deems appropriate. Mr. Chênevert does not at any time play a role in the Committee's determination of his own annual incentive award.

Financial Performance Goals and Results for 2013

Each year the Committee establishes financial performance goals for our annual incentive awards. Its practice has been to set the target performance levels for both earnings and the ratio of free cash flow to net income to align with the financial performance expectations that UTC publicly communicates to investors in December for the upcoming year.

We believe our methodology for determining financial performance targets for annual incentive awards accomplishes the following objectives:

- Aligns incentives with our annual strategic business plan

- Establishes challenging yet achievable bonus targets for our executives

- Sets targets that are consistent with the assessment of opportunities and risks for the upcoming year, as communicated to our investors

Earnings. In prior years, we have generally set the Corporate earnings metric to align with the midpoint of the EPS range communicated to investors in December for the upcoming year. Given the change from an EPS to a net income earnings metric, the Committee set the net income goal at the level that corresponded to the midpoint of the EPS range communicated to investors.

In December 2012, UTC announced a projected EPS range of $5.85 to $6.15 for 2013. The midpoint of this range was $6.00 per share. The Committee set the 2013 net income target for the annual incentive awards to correspond with this midpoint. The corresponding net income target for 2013 equaled $5.485 billion. For 2013, actual net income performance equaled $5.686 billion, well in excess of target.

The Committee also approved specific earnings growth goals for each business unit. These goals ranged between 7% and 20% and reflected the Committee's assessment of each business unit's end-market conditions and the specific challenges and opportunities anticipated for 2013.

Free Cash Flow to Net Income Ratio. In December 2012 the Committee, consistent with past practice, approved a free cash flow goal equal to 100% of net income for the Corporate Office and each business unit. This goal aligned with the 2013 expectations communicated to investors in December 2012 and represents the Committee's belief that cash flow performance correlates with the quality and sustainability of earnings performance. For 2013, UTC's free cash flow equaled 102% of net income.

Use of Discretion

The Committee sets annual individual bonus targets with the objective of offering payout opportunities that align with Company, business unit and individual performance. However, the Committee retains authority to make upward or downward adjustments if it determines that performance relative to pre-established metrics does not accurately reflect the overall quality of actual performance for the year. While the financial metrics remain the primary basis for determining actual bonus amounts, the Committee has made such discretionary adjustments in the past. Examples of factors that could result in a positive or negative adjustment include:

- Material, unforeseen circumstances beyond management's control that have a positive or negative effect on financial performance relative to the established targets

- An executive's performance relative to specific individual annual objectives

- An executive's adherence to UTC's Code of Ethics, Enterprise Risk Management program and other Company policies

LONG-TERM INCENTIVE COMPENSATION

Annually, our NEOs receive two types of equity-based long-term incentive awards: Performance Share Units ("PSUs") and Stock Appreciation Rights ("SARs"). For 2013, PSUs comprised slightly more than half of ELG members' total long-term incentive awards. The remaining portion of their annual long-term incentive award was granted in the form of SARs. The number of PSUs and SARs awarded are based on an accounting value. These awards are subject to a three-year vesting period and other terms and conditions, as described in UTC's 2005 Long-Term Incentive Plan (see Appendix A). Long-term incentive targets for our ELG members align with the CPG median.

The Committee also issues special equity grants from time-to-time for purposes such as recruitment, retention or to drive the achievement of certain strategic performance goals. These grants can be issued in different forms, as appropriate, including SARs, PSUs, restricted stock, restricted stock units or performance-based SARs. No such special equity grants were made to our NEOs in 2013.

Performance Share Units

PSUs vest at the end of a three-year period to the extent that the Company has met the performance goals established by the Committee. Each vested PSU converts into one share of Common Stock. Unvested PSUs do not earn dividends.

Metrics

The Committee believes both absolute and relative metrics provide appropriate goals for our long-term incentive awards. PSU awards currently use both an absolute earnings per share ("EPS") growth metric and a relative total shareowner return ("TSR") metric versus the S&P 500. Each metric receives a 50% weighting (see page 46 for details on how we calculate these metrics). The Committee does not make discretionary adjustments to measured performance relative to the pre-established targets.

Setting Performance Goals

Earnings Per Share. The Committee approved a three-year EPS compound annual growth rate of 10% as the target for the 2013 grant. This goal is based on our three-year strategic business plan and represents a challenging, yet attainable goal that aligns with expectations we have communicated to investors. Structurally, below-target EPS growth results in below-median compensation and above-target EPS growth results in above-median compensation.

In previous years (i.e., 2010, 2011 and 2012), the Committee set EPS growth targets annually over the three-year award period. This annual recalibration of earnings growth targets was driven by the volatile economic and financial market environment created by the recession that began in 2008. With more stable conditions returning following the recession, the Committee determined that three-year EPS growth targets could once again be set.

Total Shareowner Return. For the 2013 PSU grant, the Committee again chose to set a cumulative three-year TSR performance target at the 50th percentile relative to the S&P 500. The Committee believes that a median level of performance versus the S&P 500 should equate to a median level of compensation. By design, below-median TSR relative to the S&P 500 results in below-median compensation and above-median relative TSR results in above-median compensation.

We believe that comparing UTC's TSR to companies within the S&P 500 provides an appropriate benchmark for measuring the performance of a large-capitalization company, such as UTC. We do not set TSR goals relative to the performance of our Compensation Peer Group, which serves the specific purpose of measuring the competitiveness of our compensation program. We believe the S&P 500 provides a more comprehensive and relevant comparison for our share price performance. Also, unlike the CPG, the S&P 500 is not a self-selected, customized benchmark.

The following table shows the percentage of 2013 PSUs that will vest based on the levels of performance achieved. No PSUs will vest if performance does not exceed the threshold level, and vesting is capped at 200% in the case of above-target performance:

	2013 PERFORMANCE SHARE UNITS			
	EPS Growth (50% of award)		Relative TSR vs. S&P 500 (50% of award)	
	Level of Performance Achieved	Percentage of EPS Portion Vesting	Level of Performance Achieved	Percentage of TSR Portion Vesting
Threshold	7%	0%	37.5th percentile	0%*
Target	10%	100%	50th percentile	100%
Maximum	13%	200%	75th percentile	200%

* Beginning with the 2014 PSU grant, for the TSR portion of the award, 50% will vest if threshold performance is achieved.

Vesting of 2011 PSUs

Performance share units granted at the start of 2011 vested at 136% of target. We believe this above-target vesting for the 2011-2013 performance period aligns with the strong financial performance of the Company over this period and the corresponding benefit to our shareowners.

Stock Appreciation Rights

SARs entitle the award recipient to receive, at the time of exercise, shares of Common Stock with a market value equal to the difference between the exercise price (the closing price of Common Stock on the date of grant) and the market price of Common Stock on the date the SARs are exercised. SARs have a ten-year term, and vest and become exercisable three years after the date of grant (or sooner in the event of a qualifying retirement). If the employment of the executive terminates prior to the vesting date, the award will be forfeited.

We believe prior SAR and stock option awards have provided an important stock-based incentive for management's successful achievement of objectives that are aligned with shareowners' long-term interests, including productivity, innovation, growth and business balance. SAR awards directly link NEO compensation to share price appreciation, reflecting the creation of value for both executives and shareowners. UTC's ten-year TSR has consistently outpaced both the Dow Jones Industrial Average and the S&P 500. For the ten-year period ending on December 31, 2013, UTC's cumulative TSR equaled 197%, significantly exceeding the performance of the Dow Jones Industrial Average at 105% and the S&P 500 at 104%.

EMPHASIS ON "AT RISK" PAY

90% of our CEO's and 86% of our NEOs' actual compensation (i.e., base salary, annual bonus and long-term incentives) is "at risk" compensation directly contingent on performance. Actual annual bonuses and long-term incentive awards are subject to the achievement of pre-established performance targets and designed to link directly to shareowner value. Base salary and other fixed elements of compensation are essential to any compensation program and relevant to the recruitment and retention of top talent. However, we believe that "at risk" compensation for our most senior executives should significantly outweigh base salaries.

Our 2013 compensation reflects this philosophy. The following charts illustrate the basic pay mix for our CEO and other NEOs for 2013. Note the significant portion of compensation that is "at risk."

PAY MIX



CEO*
Base Salary 10%
Long-Term Incentives 70%
Annual Incentive 20%
"At Risk" Compensation 90%

OTHER NEOs*
Base Salary 14%
Long-Term Incentives 69%
Annual Incentive 17%
"At Risk" Compensation 86%

** For both pay mix charts, the base salary and annual and long-term incentive awards shown reflect the values disclosed in the Summary Compensation Table on page 48.*

OTHER COMPENSATION ELEMENTS

Retirement and Deferred Compensation Benefits

The Committee maintains retirement and deferred compensation benefits to help UTC attract and retain the most highly talented senior executives. Over the years, the Committee has modified these programs to ensure competitive alignment with an evolving market. We believe the overall value of our retirement and deferred compensation programs is consistent with the marketplace and approximates the CPG median.

The Pension Benefits table on page 53 and the Nonqualified Deferred Compensation table on page 55 detail the retirement benefits and deferred compensation values for each of our NEOs. All of the NEOs participate in or are eligible to participate in the following retirement and deferred compensation plans:

Plan	Description
UTC Employee Retirement Plan	Tax-qualified, defined benefit retirement plan that is in transition from a traditional final average earnings ("FAE") formula to a cash balance formula. The cash balance formula is already in effect for newer participants, and will apply to all the NEOs beginning in 2015.
Pension Preservation Plan	Unfunded, non-qualified retirement plan utilizing the same benefit formula, compensation recognition, retirement eligibility and vesting provisions as the tax-qualified UTC Employee Retirement Plan. It provides our senior executives with pension benefits not provided by the qualified pension plan because of Internal Revenue Code limits.
UTC 401(k) Savings Plan	Employees may contribute to this Plan and receive a matching contribution in the form of Common Stock. Employees hired on or after January 1, 2010 are not eligible to participate in a pension plan, and instead receive an additional age-based Company automatic contribution to their UTC 401(k) Savings Plan.
UTC Savings Restoration Plan	Unfunded program that permits employee and Company matching contributions at the same rate as the UTC 401(k) Savings Plan, to the extent such contributions would exceed Internal Revenue Code limits applicable to the UTC 401(k) Savings Plan.
UTC Deferred Compensation Plan	Non-qualified, unfunded deferred compensation arrangement that offers participants the opportunity to defer up to 50% of annual base salary and up to 70% of annual bonus. Executives may also defer receipt of their PSU awards.

Perquisites and Other Benefits

We provide various forms of insurance coverage and limited perquisites to our senior executives. The Committee believes that these benefits are consistent with market practice and contribute to recruitment and retention.

Perquisite/Benefits	Description
ELG Life Insurance	Current and former ELG members receive life insurance coverage equal to three times their base salary at age 62 (projected or actual).
ELG Long-Term Disability	The ELG long-term disability program provides an annual benefit equal to 80% of target total cash compensation (base salary plus target annual bonus) following disability.
Healthcare	ELG members are covered under the same health benefit program we offer to our other employees.
Executive Physical	ELG members are eligible for a comprehensive annual executive physical.
Perquisite Allowance	ELG members received a perquisite allowance equal to 5% of their annual base salaries. The perquisite allowance was eliminated for individuals appointed to the ELG after June 2012, and for all ELG members effective for the 2014 calendar year.
Executive-Leased Vehicle	ELG members may have the use of a Company-provided leased vehicle, which has been funded through the ELG perquisite allowance. Following the elimination of the perquisite allowance, this program will continue, subject to an annual cost limitation per participant.
Aircraft Usage	In accordance with our security policy, Mr. Chênevert uses corporate aircraft for personal travel.

Severance and Retention Arrangements

ELG members participate in severance and retention arrangements consistent with practices in effect at the majority of CPG companies. We believe such arrangements help UTC maintain a competitive compensation program. In addition to the market competitive nature of our severance arrangements, this program requires our executives to adhere to restrictive covenants designed to protect UTC's interest, including non-compete, non-solicitation and non-disclosure obligations.

Severance Program

As originally designed and currently applicable for ELG members appointed prior to 2006, the ELG severance program provides a cash payment of 2.5 times base salary in the event of a mutually agreed upon separation following three or more years of ELG participation. For ELG appointments between January 2006 and April 2013, the ELG severance arrangement was modified by eliminating this cash benefit for separations occurring on or after age 62. Instead these individuals are eligible to vest in a retention award of restricted stock units ("RSUs") upon a mutually agreeable separation occurring on or after age 62, with at least three years of ELG membership. For these individuals, the retention RSU award was granted upon ELG appointment, with a value equal to two times base salary on the date of grant.

In 2013, as part of its annual review of the ELG program, the Committee evaluated ELG severance arrangements against market standards and determined that further adjustments were appropriate. Based on this review, the Committee eliminated cash severance entirely, effective for members appointed on or after May 2013. These executives are now eligible to vest in the ELG retention RSU award, regardless of age, in the event of a mutually agreeable separation following three years of ELG service. The Committee made this change to further strengthen the alignment of Company performance with the ELG retention program.

Change-in-Control Benefits

We have maintained a senior executive change-in-control severance protection program since 1981. This program is designed to help ensure continuity of management in a potential change-in-control situation. However, in response to changing market practices, we closed this program to new participants, effective June 2009 and eliminated the following for existing participants:

- Excise tax gross-ups
- Three-year continuation of healthcare and other benefits
- Crediting of three additional years of service under our qualified and supplemental pension plans
- Unilateral right to voluntarily resign with benefits

The program as currently in effect includes the following elements:

- A cash severance benefit of 2.99 times the sum of base salary and the executive's current target bonus for the year in which termination occurs
- Accelerated vesting of long-term incentive awards, including PSUs at target levels
- Benefits under the program are subject to a "double trigger," meaning they are provided only if a change-in-control is followed by involuntary termination or termination for "good reason." "Good reason" generally includes material adverse changes in an executive's compensation, responsibilities, authority, reporting relationship or work location

Role of Severance and Retention Benefits in Compensation Program

The Committee believes that, with the modifications described above, the terms and conditions of our severance arrangements and change-in-control agreements for ELG members are market-competitive relative to our CPG and provide participating executives with a reasonable level of financial security. Because severance and change-in-control benefits are contingent on future events, they operate as a form of insurance rather than as a principal component of compensation strategy. The Committee, therefore, does not take these benefits into account when setting other elements of compensation.

The Potential Payments on Termination or Change-in-Control table on page 57 sets forth the estimated values and details of the termination benefits each NEO would receive under various hypothetical scenarios.

HOW WE VIEW COMPENSATION

The Summary Compensation Table on page 48 sets forth annual compensation data in accordance with SEC requirements. This uniform format is helpful for cross-company comparisons. However, the Committee feels that the SEC-mandated format does not fully represent all of its annual compensation decisions and, in particular, does not provide the basis for a valid CEO pay for performance assessment. Therefore, when reviewing annual compensation the Committee uses several alternative calculation methodologies, as described in this section and summarized in the chart below:

	Summary Compensation Table	Total Direct Compensation	Realizable Compensation	Realized Compensation
Purpose	SEC-mandated compensation disclosure	Reflects the Committee's compensation decisions based on 2013 performance	Used to evaluate pay for performance alignment	Used to evaluate pay for performance alignment
Pay Elements	*Mix of actual pay received during year:* - Base salary paid in 2013 - Annual bonus for 2013 performance - Dividend equivalents - All other compensation *Future pay opportunities that may or may not be realized such as:* - Accounting value of equity awards (SARs and PSUs) granted in 2013 - Change in actuarial value of pension benefit	- Base salary paid in 2013 - Annual bonus for 2013 performance - Accounting value of equity awards (SARs and PSUs) granted in January 2014, reflective of 2013 performance *Excludes:* Pay elements outside the scope of the Committee's annual compensation decisions such as: - Change in actuarial value of pension benefit - Dividend equivalents - All other compensation	*Three-year average of:* - Base salary - Annual bonus - Dividend equivalents - In-the-money value of equity awards (SARs and PSUs) granted during the prior three fiscal years (calculated based on the stock price at the end of the third year) - Other direct[1] compensation *Excludes:* - Change in actuarial value of pension benefit - Other indirect[2] compensation	*Single year measure of compensation earned:* - Base salary paid in 2013 - Annual bonus for 2013 performance - Dividend equivalents - Gains on options / SARs exercised and vested PSUs - Other direct[1] compensation *Excludes:* - Change in actuarial value of pension benefit - Other indirect[2] compensation

[1] Other direct compensation includes personal use of Corporate aircraft, leased-vehicle payments, the ELG perquisite allowance and other miscellaneous compensation elements.

[2] Other indirect compensation includes insurance premiums and Company contributions to nonqualified deferred compensation plans and the UTC 401(k) Savings Plan.

TOTAL DIRECT COMPENSATION

Unlike the amounts reported in the Summary Compensation Table, total direct compensation includes only pay elements that directly reflect the Committee's assessment of Company and individual performance for the current year. For example, the Summary Compensation Table values include the grant date fair value of long-term incentive awards granted in January 2013, reflecting the Committee's assessment of 2012 performance. Total direct compensation, however, reflects 2013 performance by instead including the grant date fair value of awards granted in January 2014. Other elements included in the Summary Compensation Table — changes in pension values, dividend equivalent payments and other formulaic compensation elements — are outside the scope of the Committee's annual pay decisions. Therefore, excluding these elements from total direct compensation renders a more accurate and current assessment of executive compensation at UTC.

CEO 2013 SUMMARY COMPENSATION TABLE VS. TOTAL DIRECT COMPENSATION

Compensation Element	2013 Summary Compensation Table (in thousands)	2013 Total Direct Compensation (in thousands)
Base Salary	$1,756	$1,775
Annual Bonus	$3,400	$3,400
Stock Awards	$6,381 (1/2/13 grant date)	$7,111 (1/2/14 grant date)
Option Awards	$5,387 (1/2/13 grant date)	$6,175 (1/2/14 grant date)
Non-Equity Incentive Compensation*	$697	
Change in Pension Value	$2,078	N/A
All Other Compensation	$575	
Total	**$20,274**	**$18,461**

* *Reflects dividend equivalents paid in cash under the legacy Continuous Improvement Incentive Program.*

REALIZABLE COMPENSATION

The Committee does not believe that Summary Compensation Table or total direct compensation values adequately measure CEO compensation for the purpose of assessing the alignment of pay with performance. Both methods utilize *estimated* values of long-term incentive awards at the time of grant. As might be expected, however, *estimated* values can differ significantly from the *actual* value paid.

Therefore, the Committee also takes into consideration realizable compensation, which measures compensation based on the average annual amount of salary, annual bonus, long-term incentive awards, non-equity incentive compensation and other direct compensation elements over the preceding three years. Further and most importantly, realizable compensation captures the impact of UTC's current share price performance on previously granted long-term incentive awards by using the "in-the-money" value for these awards, rather than a grant date fair value. The "in-the-money" value is defined as the difference between the closing price of Common Stock at the end of the third year and the grant price of the award. The use of an end-of-year stock price directly correlates the executive's benefit with the return our shareowners receive from investing in our Common Stock over the same period. The Committee, therefore, views realizable compensation as relevant to its assessment of our compensation program's alignment with shareowners' long-term interests. An example of this alignment is shown in the year-over-year increase in Mr. Chênevert's realizable compensation between 2012 and 2013 which was primarily driven by the significant appreciation in our Common Stock in 2013.

Unlike the values reported in the Summary Compensation Table, the calculation of realizable compensation excludes the change, if any, in the value of the executive's pension benefits during the year. In the Summary Compensation Table, the change in pension value is an actuarial valuation that reflects the change from the preceding year's present value of future potential pension payments, and does not represent the *actual* payments to be received upon retirement. This valuation is only an estimate of future value and is heavily impacted by actuarial assumptions and external economic factors, such as the fluctuation of interest rates. Mr. Chênevert and the other NEOs participate in a broad-based pension plan with the same benefit formula applicable to all U.S. salaried employees. This pension plan is not related to our executive compensation program and does not measure individual or Company performance as assessed by the Committee and is therefore, in our view, irrelevant to the pay for performance assessment.

Realizable compensation also excludes other indirect compensation elements, such as Company contributions to the UTC 401(k) Savings Plan, nonqualified deferred compensation plans and life insurance premiums. Since these elements are not based on performance, the Committee does not consider them relevant to the assessment of the CEO's pay relative to his performance.

THREE-YEAR HISTORY OF CEO REALIZABLE COMPENSATION

Pay Elements	Calculation Methodology	2011*	2012*	2013*
Base Salary	Average annual base salary for the year shown and the preceding two years.	$1,569	$1,657	$1,713
Annual Bonus	Average annual bonus for the year shown and the preceding two years.	$3,400	$4,000	$3,800
Stock Awards	Average annual value of vested and unvested PSU awards granted in the year shown and the preceding two years, calculated based on the share price at the end of the year shown. For the completed three-year performance cycle, the calculation is based on the actual number of shares vested. For each of the two uncompleted three-year performance cycles, the calculation assumes that the target number of shares is earned.	$6,310	$8,255	$10,894
Option Awards	Average annual in-the-money value of stock option and SAR awards (vested and unvested) granted in the year shown and the preceding two years, calculated based on the share price at the end of the year shown.	$2,795	$2,266	$11,502
Non-Equity Incentive Compensation	Average annual value of dividend equivalents paid in cash for the year shown and preceding two years for awards granted prior to 2006 under the legacy Continuous Improvement Incentive Program. This legacy program will expire in 2014.	$1,252	$1,220	$1,012
Other Direct Compensation	Average annual value of other direct compensation for the year shown and the preceding two years. Excludes indirect compensation elements such as life insurance premiums, Company contributions to the UTC 401(k) Savings Plan and our nonqualified deferred compensation plans.	$182	$203	$204
Total Realizable Compensation		$15,508	$17,601	$29,125

* Compensation values shown in thousands.

The following table shows the actual or assumed vesting levels used for Mr. Chênevert's PSUs in the preceding table:

Grant Date	Actual Shares Vested	Vesting (as % of target)
1/2/2009	51,510	51%
1/4/2010	84,390	97%
1/3/2011	123,080	136%
1/3/2012	Awards not yet vested; target number of shares reflected	
1/2/2013		

REALIZED COMPENSATION

When assessing CEO pay for performance alignment, the Committee also reviews realized compensation, which represents the amount of compensation *actually* paid during the year, as opposed to amounts that may or may not be paid in the future. Realized compensation incorporates the gains *actually* received during the year upon the vesting of PSUs and the exercise of stock options or SARs. Evaluating realized compensation provides the Committee with an additional relevant measure to assess the robustness of our pay for performance relationship. Realized compensation demonstrates the strength of the correlation between high cash and equity payouts in years of strong performance and low cash and equity payouts in years of weak performance. Although the decision to exercise stock options and SARs resides with the executive, the timing of exercises often aligns with stock price appreciation. Changes in pension values and other indirect compensation elements are excluded from realized compensation for the same reasons noted in the discussion of realizable compensation on page 40.

THREE-YEAR HISTORY OF CEO REALIZED COMPENSATION

Pay Elements	Calculation Methodology	2011*	2012*	2013*
Base Salary	Base salary paid during the year shown.	$1,681	$1,700	$1,756
Annual Bonus	Annual bonus paid for performance during the year shown.	$4,500	$3,500	$3,400
Stock Awards	Realized gains on PSUs which vested during the year shown.	$3,748	$4,150	$7,562
Option Awards	Realized gains on stock options and SARs exercised during the year shown.	$3,699	$8,423	$10,686
Non-Equity Incentive Compensation	Value of dividend equivalents paid in cash during the year shown on awards granted prior to 2006 under the legacy Continuous Improvement Incentive Program. This legacy program will expire in 2014.	$1,154	$1,186	$697
Other Direct Compensation	Value of other direct compensation for the year shown. Excludes indirect compensation elements such as life insurance premiums, Company contributions to the UTC 401(k) Savings Plan and our nonqualified deferred compensation plans.	$207	$213	$191
Total Realized Compensation		**$14,989**	**$19,172**	**$24,292**

* *Compensation values shown in thousands.*

SUMMARY COMPENSATION TABLE VS. REALIZABLE AND REALIZED COMPENSATION

The following chart compares the Summary Compensation Table values reported for the CEO for years 2011 through 2013, to Mr. Chênevert's realizable and realized compensation for the same time period. As the chart shows, the correlation between TSR and realizable and realized compensation is much stronger than the correlation between TSR and Summary Compensation Table values.

CEO Pay* *(in thousands)*



* *Refer to page 41 to see how we calculate realizable compensation and to the chart above for the calculation of realized compensation.*

PAY DECISIONS FOR NAMED EXECUTIVE OFFICERS (NEOs)

In this section, we review and explain the Committee's 2013 compensation decisions for each of our NEOs.

LOUIS CHÊNEVERT, CHAIRMAN & CHIEF EXECUTIVE OFFICER

Mr. Chênevert's total direct compensation for 2013 equaled $18.5M, approximately a 9% increase from 2012. Under his leadership, UTC exhibited strong financial, operational and strategic performance in 2013. The increase in Mr. Chênevert's total direct compensation was driven by this high level of performance.

CEO TOTAL DIRECT COMPENSATION DECISIONS, 2011-2013

	Year-End Decisions *(in millions)*		
Compensation Element	**2011**	**2012**	**2013**
Base Salary 4.4% increase from prior year	$1.7	$1.7	$1.775
Annual Incentive Award 2013 performance generated an annual bonus opportunity equal to 120% of target	$4.5	$3.5	$3.4
Long-Term Incentive Award Stock Appreciation Rights and Performance Share Units	*Reflects 1/3/12 Grant* $7.0 SARs + $7.8 PSUs	*Reflects 1/2/13 Grant* $5.4 SARs + $6.4 PSUs	*Reflects 1/2/14 Grant* $6.2 SARs + $7.1 PSUs
	$14.8	$11.8	$13.3
Total	**$21.0**	**$17.0**	**$18.5**

In his role as Lead Director, Mr. Kangas led the Board's assessment of Mr. Chênevert's performance in 2013. This assessment included a review of UTC's performance relative to pre-established financial goals (see page 46 for a discussion of these metrics), as well as Mr. Chênevert's individual performance and leadership.

With respect to annual bonus performance metrics, UTC achieved net income of $5.686 billion in 2013, a 17% increase from 2012 and in excess of the $5.485 billion pre-established target. The ratio of free cash flow (see page 46 for how we compute free cash flow) to net income equaled 102%. In combination, these results generated an annual bonus factor for the Corporation of 120% of target. In addition to our pre-established annual bonus goals, UTC generated a TSR of 42% for 2013.

Several noteworthy strategic accomplishments in 2013 led to the Committee's very positive evaluation of Mr. Chênevert's individual performance. Among them was his leadership in the successful integration of Goodrich and International Aero Engines ("IAE") into UTC Propulsion & Aerospace Systems ("UTC PAS"). These transformational acquisitions are delivering strong results, allowing us to leverage tremendous new capabilities, technologies and talent. The benefits of the combined UTC Propulsion & Aerospace Systems structure were evidenced in 2013 when Embraer selected UTC PAS to provide a fully integrated propulsion system—engine, nacelle and controls—and to serve as the sole supplier of wheels, brakes and electrical systems for its new second generation E-Jet aircraft family.

UTC Climate, Controls & Security ("UTC CCS") achieved its 2015 earnings target two years ahead of schedule, while continuing to create additional cost and revenue synergies driven by the combination of our Carrier and UTC Fire & Security businesses. Commercial portfolio transformation continued in 2013 with the creation of UTC Building & Industrial Systems ("UTC BIS") which combined UTC CCS and Otis. The newly-formed organization positions UTC to better capitalize on accelerating urbanization in emerging markets, to provide enhanced support to our global commercial customers, and to serve as a growth engine for UTC.

This continued portfolio transformation, coupled with strong financial performance of 16% EPS growth and 42% total shareowner return, were the primary factors in the Committee's favorable assessment of CEO performance for 2013. In recognition of these accomplishments, and in combination with UTC's exceptional performance against pre-established financial goals, the Committee awarded Mr. Chênevert a $3.4 million bonus. This award value aligns directly with the Corporation's financial performance factor of 120%.

OTHER NAMED EXECUTIVE OFFICERS

The Committee bases compensation decisions for NEOs on their individual performance, the overall performance of the Company, and business unit performance where applicable. After reviewing these factors, the Committee determines each NEO's awards under the annual and long-term incentive plans and also sets salaries for the upcoming year.

2013 NEO TOTAL DIRECT COMPENSATION

The following table summarizes the Committee's decisions for the 2013 performance year. Unlike the Summary Compensation Table, which includes the long-term incentive awards granted in calendar year 2013, total direct compensation shown in the following table instead includes long-term incentive awards granted in January 2014, reflecting a more appropriate assessment of 2013 performance.

Compensation Element (in thousands)	Hayes	Darnis	Bellemare	Hess*
Base Salary	$880	$1,000	$825	$675
Annual Incentive Award	$1,100	$1,100	$1,050	$625
Stock Appreciation Rights	$2,030	$5,897	$1,959	$0
Performance Share Units	$2,333	$2,257	$2,257	$0
Total Direct Compensation	**$6,343**	**$10,254**	**$6,091**	**$1,300**

* Mr. Hess retired from UTC effective January 15, 2014 and, therefore, did not receive a 2014 long-term incentive award.

Gregory Hayes, Senior Vice President & Chief Financial Officer

For purposes of annual bonus determination, the performance of the Corporation generated a financial performance factor of 120% of target. The Committee considered this factor, along with the individual performance elements listed below, and awarded Mr. Hayes a $1.1 million annual bonus. This amount was slightly above the Corporation's financial performance factor.

- His key role in supporting the Corporation's portfolio transformation with the sale of Rocketdyne and Pratt & Whitney Power Systems

- His key role in delivering EPS of $6.21, free cash flow in excess of net income, and an increase in Common Stock dividends

- His leadership in paying down approximately half of the debt associated with the 2012 acquisition of Goodrich Corporation

- His recognition by *Institutional Investor* magazine as the best CFO in the aerospace and defense sector

- His effective supervision of our internal financial and accounting functions and adoption of emerging accounting and financial reporting standards

In 2013, Mr. Hayes also received a salary increase from $840,000 to $880,000 to better align with competitive market practice.

Geraud Darnis, President & Chief Executive Officer, UTC Building & Industrial Systems

For purposes of annual bonus determination, the performance of the Corporation and of UTC CCS generated a financial performance factor of 106% of target. The Committee considered this factor, along with the individual performance elements listed below, and awarded Mr. Darnis an annual bonus of $1.1 million. This amount was slightly above Mr. Darnis' financial performance factor.

- His role in driving the integration of UTC Climate, Controls & Security and Otis to create UTC Building & Industrial Systems

- His leadership in the delivery of $2.6 billion in CCS earnings (as defined on page 46)

- His successful efforts in the divestiture of multiple non-core businesses

- His continued progress in the area of talent management, with the significant realignment of the CCS and Otis leadership teams to support the successful launch of UTC Building & Industrial Systems

- His ongoing role as a global leader in the areas of energy efficiency and green buildings

Mr. Darnis also received a salary increase in 2013 from $930,000 to $1,000,000 in recognition of his expanded organizational responsibility.

Alain Bellemare, President & Chief Executive Officer, UTC Propulsion & Aerospace Systems

For purposes of annual bonus determination, the performance of the Corporation and of UTC PAS generated a financial performance factor of 127% of target. The Committee considered this factor, along with the individual performance elements listed below, and awarded Mr. Bellemare an annual bonus of $1.05 million. This amount was equal to Mr. Bellemare's financial performance factor.

- His leadership in the continued successful integration of Goodrich Corporation

- His leadership in the successful integration of IAE

- His role in the selection by Embraer to provide multiple systems on its new second generation E-jet aircraft family

- His leadership in the successful divestitures of Rocketdyne and Pratt & Whitney Power Systems

- His leadership in the certification and first flight of the Bombardier CSeries engine

Also in 2013, Mr. Bellemare received a salary increase from $725,000 to $825,000 to align his salary more closely with market peers.

David Hess, President, Pratt & Whitney

For purposes of annual bonus determination, the performance of the Corporation and of Pratt & Whitney generated a financial performance factor of 126% of target. The Committee considered this factor, along with the individual performance elements listed below, and awarded Mr. Hess an annual bonus of $625,000. This amount was slightly in excess of his prior year's award and slightly below Mr. Hess' financial performance factor.

- His leadership in continuing to grow orders for the Geared Turbofan engine, which has now received over 5,000 orders, including options

- His leadership in delivering double digit operating profit growth

- His role in the successful integration of IAE

- His efforts in the successful transition of the role of President, Pratt & Whitney to Paul Adams, who assumed this role effective January 1, 2014

Mr. Hess also received a salary increase in 2013 from $650,000 to $675,000 to better align his salary with the market median.

PROGRAM ADMINISTRATION

PERFORMANCE MEASURES USED IN DETERMINING INCENTIVE COMPENSATION [1]

Plan	Metric	Corporate Office	Business Units
ANNUAL INCENTIVE	Earnings	Net income, as defined below	Earnings before interest and taxes less: • Restructuring costs; • Non-recurring items; and • Impact of significant acquisitions/divestitures
	Free Cash Flow	Consolidated net cash flow provided by operating activities, less capital expenditures (as reported in the 2013 Annual Report on Form 10-K). The reconciliation of cash flow to free cash flow is as follows:	Internal measure based on: • Net cash; less • Capital expenditures; • Adjusted for the net cash flow impact of restructuring and other costs and non-recurring items
	Net Income	UTC net income attributable to common shareowners (as reported in the 2013 Annual Report on Form 10-K)	Internal measure consisting of each business unit's respective share of UTC net income attributable to common shareowners, with adjustments for the net income impact of restructuring and other costs and non-recurring items
LONG-TERM INCENTIVE	Earnings Per Share	Diluted earnings per share (as reported in the 2013 Annual Report on Form 10-K)	
	Total Shareowner Return	Total investment return of Common Stock between two points in time, using a trailing 60-day average, calculated to account for share price appreciation and reinvested dividends	

(in millions)	2004[2]	2011	2013
Cash flow from operating activities	$3,596	$6,460	$7,505
Less: capital expenditures	$795	$929	$1,688
Free cash flow	$2,801	$5,531	$5,817

[1] All performance measures are based on the performance of continuing operations, unless otherwise noted.

[2] 2004 amounts have not been restated for discontinued operations.

DILUTION AND DEDUCTIBILITY

Under the 2005 Long-Term Incentive Plan ("LTIP"), as approved by our shareowners, the total number of shares of equity-based awards issued in 2013 was approximately 1% of shares outstanding and within applicable LTIP limitations. As of the end of 2013, the total number of shares that could be issued under the LTIP, and all predecessor plans, was approximately 8% of shares outstanding (calculated on a fully diluted basis), which is at approximately the CPG median. UTC's diluted earnings per share reflect all such shares.

The Committee considers tax deductibility among many other factors when making compensation decisions. To the extent consistent with other compensation objectives, the Committee attempts to maximize UTC's tax deduction relative to compensation paid. In this regard, Internal Revenue Code Section 162(m) limits UTC's deduction to $1 million for annual compensation paid to the CEO and each of the three other most highly compensated NEOs (excluding the CFO). However, this limitation does not apply to compensation that qualifies as "performance-based compensation" within the meaning of Section 162(m). Annual bonuses and SAR and PSU long-term incentive awards are designed to qualify as performance-based compensation exempt from the $1 million deduction limit. Other compensation elements are subject to the $1 million deduction limit.

Report of the Committee on Compensation and Executive Development

The Committee on Compensation and Executive Development establishes and oversees the design and function of UTC's executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company and recommended to the Board of Directors that the Compensation Discussion and Analysis be included in UTC's Proxy Statement for the 2014 Annual Meeting.

Committee on Compensation and Executive Development	
Jean-Pierre Garnier, Chair	Harold McGraw III
Jamie S. Gorelick	Richard B. Myers
Edward A. Kangas	H. Patrick Swygert

Compensation Tables

SUMMARY COMPENSATION TABLE

Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)	Total Without Change in Pension Value ($)
Louis Chênevert **Chairman & Chief Executive Officer**									
2013	$1,756,250	$3,400,000	$6,380,580	$5,387,480	$697,376	$2,077,574	$575,056	$20,274,316	$18,196,742
2012	$1,700,000	$3,500,000	$7,804,283	$7,029,000	$1,185,637	$5,772,241	$571,164	$27,562,325	$21,790,084
2011	$1,681,250	$4,500,000	$7,932,325	$7,063,760	$1,153,571	$4,732,078	$547,400	$27,610,384	$22,878,306
Gregory Hayes **Senior Vice President & Chief Financial Officer**									
2013	$870,000	$1,100,000	$2,401,885	$2,029,790	$307,972	$714,459	$206,967	$7,631,073	$6,924,841
2012	$830,000	$1,200,000	$2,667,496	$2,415,600	$345,486	$1,581,208	$192,701	$9,232,491	$7,660,595
2011	$716,250	$1,220,000	$2,340,255	$2,084,720	$317,404	$1,060,249	$171,103	$7,909,981	$6,858,715
Geraud Darnis **President & Chief Executive Officer, UTC Building & Industrial Systems**									
2013	$982,500	$1,100,000	$2,374,383	$2,001,335	$548,140	$670,607	$253,504	$7,930,469	$7,259,862
2012	$922,500	$1,250,000	$2,502,326	$2,267,100	$797,790	$2,371,977	$163,239	$10,274,932	$7,902,955
2011	$872,784	$1,500,000	$2,007,185	$1,791,240	$732,945	$1,421,615	$153,567	$8,479,336	$7,057,721
Alain Bellemare **President & Chief Executive Officer, UTC Propulsion & Aerospace Systems**									
2013	$816,667	$1,050,000	$2,264,373	$1,906,485	$68,480	$408,341	$228,691	$6,743,037	$6,334,696
2012	$712,500	$1,150,000	$2,502,326	$5,996,918	$150,220	$877,856	$127,261	$11,517,081	$10,639,225
2011	$606,425	$800,000	$1,726,705	$1,538,240	$142,260	$774,577	$119,256	$5,707,463	$4,932,886
David Hess **President, Pratt & Whitney**									
2013	$668,750	$625,000	$1,668,485	$1,413,265	$333,640	$383,372	$125,432	$5,217,944	$4,834,572
2012	$643,750	$600,000	$1,668,217	$3,422,945	$308,560	$1,231,329	$144,552	$8,019,353	$6,788,024
2011	$606,851	$650,000	$1,647,820	$1,467,400	$283,480	$1,298,589	$117,713	$6,071,853	$4,773,264

[1] Cash bonuses are provided under the Annual Executive Incentive Compensation Plan. Bonus payments under this plan are primarily based on measured performance against pre-established targets. However, as discussed in the Compensation Discussion and Analysis ("CD&A") beginning on page 21, the Committee retains the discretion to adjust bonus amounts relative to the formulaic results. We, therefore, report annual bonuses in the Bonus column of the Summary Compensation Table, rather than in the Non-Equity Incentive Plan Compensation column.

[2] Amounts in this column reflect the grant date fair value of Performance Share Units ("PSUs") issued under the 2005 Long-Term Incentive Plan ("LTIP"), calculated in accordance with the Compensation—Stock Compensation Topic 718 of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC Topic 718"), but excluding the effect of estimated forfeitures. The assumptions made in calculating the value of these awards are set forth in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K. PSU awards are discussed in the CD&A and in footnote (2) to the Grants of Plan-Based Awards table on page 50 of this Proxy Statement. The grant date fair values of PSU awards granted to our NEOs in 2013 are based on the assumption that the target level of performance is achieved. Assuming the achievement of the highest level of performance, the grant date fair values would have been: Mr. Chênevert, $9,083,844; Mr. Hayes, $3,419,493; Mr. Darnis, $3,380,339; Mr. Bellemare, $3,223,721 and Mr. Hess, $2,375,373.

[3] Amounts in this column reflect the grant date fair value of Stock Appreciation Rights ("SARs") granted under the LTIP, calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K.

[4] Under the Continuous Improvement Incentive Program ("CIIP"), a prior cash-based long-term incentive program, an executive was entitled to earn, depending on the extent to which pre-established three-year performance targets were achieved, the right to receive up to a seven-year period of quarterly cash payments equal to the dividend paid on the number of shares of Common Stock underlying certain unexercised stock options. The last CIIP awards were granted in 2005 and will expire no later than 2015. The amounts in this column consist of quarterly cash payments received in 2013 pursuant to CIIP awards earned in prior years.

[5] Amounts in this column reflect the increase during 2013 in the actuarial present value of each executive's accumulated benefit under UTC's defined benefit plans. Actuarial value computations are based on the assumptions established in accordance with the Compensation—Retirement Benefits Topic 715 of the FASB ASC ("FASB ASC Topic 715") and discussed in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K. UTC does not provide above-market rates of return (defined by SEC rules as a rate that exceeds 120% of the federal long-term rate) under its Deferred Compensation Plan. However, an above-market interest rate is paid under the frozen Sundstrand Corporation Deferred Compensation Plan, which was assumed by UTC upon the acquisition of Sundstrand in 1999. Mr. Hayes accrued $8,227 in above-market earnings under this plan in 2013.

[6] The 2013 amounts in this column consist of the following items:

Name	Personal Use of Corporate Aircraft [a]	Leased-Vehicle Payments [b]	Cash Flexible Perquisite Allowances [c]	Insurance Premiums [d]	401(k) Company Match	Nonqualified Deferred Compensation Plan Match [e]	Miscellaneous [f]	Total ($)
L. Chênevert	$99,459	$41,469	$46,343	$195,000	$9,180	$180,045	$3,560	$575,056
G. Hayes	$0	$18,803	$24,697	$75,980	$9,180	$65,340	$12,967	$206,967
G. Darnis	$0	$49,125	$0	$71,973	$9,180	$116,092	$7,134	$253,504
A. Bellemare	$0	$29,956	$10,877	$113,035	$9,180	$61,620	$4,023	$228,691
D. Hess	$0	$18,000	$15,437	$31,690	$9,180	$36,495	$14,630	$125,432

[a] Mr. Chênevert uses corporate aircraft for personal travel, in accordance with UTC's security policy. Amounts in this column reflect incremental variable operating costs incurred in connection with personal travel. Variable operating costs include fuel, calculated on the basis of aircraft-specific average consumption rates and fleet average fuel costs, fleet average landing and handling fees, additional crew lodging and meal allowances, catering and hourly maintenance contract charges. Because fleet-wide aircraft utilization is primarily for business purposes, capital and other fixed expenditures are not treated as variable operating costs relative to personal use. Mr. Chênevert's personal aircraft amount includes $5,402 for travel to outside Board meetings.

[b] Consists of the annual leased-vehicle cost paid from the executive's ELG perquisite allowance (see footnote (c) below).

[c] This column shows the amount of cash paid to each executive under the annual ELG perquisite allowance (which equals 5% of base salary) after deducting the amount shown in the Leased-Vehicle Payments column. This payment was made in January 2013. This benefit has been terminated beginning in 2014 for all ELG members who previously participated in this program.

[d] Reflects the premium paid on behalf of the executive under the ELG life insurance program. Under this program, UTC pays the premiums on a permanent cash value life insurance contract owned by the executive, under which the executive receives a life insurance benefit equal to three times his/her projected base salary at age 62. If vested (age 55 or older with five years of service as an ELG member), UTC funds the policy to maintain coverage following retirement.

[e] Reflects the dollar value of UTC matching contributions credited under the UTC Savings Restoration Plan ("SRP"). Under the SRP, participants are credited with a benefit equal to the UTC matching contribution that the executive would have received under the terms of the UTC 401(k) Savings Plan but for IRC limits. Amounts included in this column for Mr. Darnis reflect a match make up for 2011, 2012 and 2013 previously omitted due to an administrative error. Details on our nonqualified deferred compensation plans are provided on pages 55 and 56 of this Proxy Statement.

[f] Consists of additional vehicle-related costs and other incidental benefits. The amounts shown include the following: (i) $7,914 for Mr. Hayes and $6,234 for Mr. Hess for property tax, title and registration fees, vehicle maintenance and fuel costs associated with their leased-vehicle used for both business and personal reasons; and (ii) $5,053 for Mr. Hayes and $8,396 for Mr. Hess for expenses related to an executive annual physical.

GRANTS OF PLAN-BASED AWARDS

Grant Date	Approval Date[1]	Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold (#)	Target (#)	Maximum (#)			
L. Chênevert							
1/2/2013	12/12/2012	0	69,600	139,200	-	-	$6,380,580
1/2/2013	12/12/2012	-	-	-	284,000	$84.00	$5,387,480
G. Hayes							
1/2/2013	12/12/2012	0	26,200	52,400	-	-	$2,401,885
1/2/2013	12/12/2012	-	-	-	107,000	$84.00	$2,029,790
G. Darnis							
1/2/2013	12/12/2012	0	25,900	51,800	-	-	$2,374,383
1/2/2013	12/12/2012	-	-	-	105,500	$84.00	$2,001,335
A. Bellemare							
1/2/2013	12/12/2012	0	24,700	49,400	-	-	$2,264,373
1/2/2013	12/12/2012	-	-	-	100,500	$84.00	$1,906,485
D. Hess							
1/2/2013	12/12/2012	0	18,200	36,400	-	-	$1,668,485
1/2/2013	12/12/2012	-	-	-	74,500	$84.00	$1,413,265

[1] The Committee approves long-term incentive awards for the following year at its December meeting. The Committee specifies the first business day of the calendar year as the award grant date to coincide with calendar year-based performance measurement periods.

[2] Consists of the number of PSUs granted under the LTIP that are subject to vesting based on three-year performance targets. Each PSU corresponds to one share of Common Stock. As discussed in the CD&A on page 34, 50% of each PSU award vests subject to an EPS growth target and 50% vests subject to a three-year cumulative relative TSR target. The vesting range is between 0% and 200% of the target vesting level. Unvested PSUs do not receive dividend equivalent payments. PSUs are forfeited upon termination of employment before the end of the three-year performance cycle, except in the case of retirement or disability. PSUs held for at least one year as of the date of retirement or disability remain eligible to vest at the end of the three-year performance cycle. Vested PSUs are settled in unrestricted shares of Common Stock which are issued to the executive following Committee review and approval of performance achievement levels. Upon death or a termination of employment following a change-in-control, PSUs will vest at target level performance.

[3] Consists of the number of SARs granted under the LTIP during 2013. The SARs granted on January 2, 2013 become exercisable after three years of service from the grant date or, if earlier, upon retirement (provided that the SARs have been held for at least one year from the grant date) or death.

[4] The exercise price is equal to the NYSE closing price of Common Stock on the grant date.

[5] Reflects the grant date fair value at the target level of the PSU awards described in footnote (2) above and the grant date fair value of the SARs described in footnote (3) above, in each case calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards[1]					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	*Equity Incentive Plan Awards:* Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[2]	Option Expiration Date	*Equity Incentive Plan Awards:* Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	*Equity Incentive Plan Awards:* Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
L. Chênevert							
	-	284,000[5]	-	$84.00	1/1/2023	69,600[9]	$7,920,480
	-	355,000[6]	-	$74.66	1/2/2022	102,060[10]	$11,614,428
	-	349,000[7]	-	$78.99	1/2/2021	123,080[11]	$14,006,504
	302,000	-	-	$71.63	1/3/2020	-	-
	438,000	-	-	$54.95	1/1/2019	-	-
	360,000	-	-	$70.81	4/8/2018	-	-
	217,000	-	-	$75.21	1/1/2018	-	-
	174,500	-	-	$62.81	1/2/2017	-	-
	300,000	-	-	$57.84	3/7/2016	-	-
	101,500	-	-	$56.53	1/2/2016	-	-
	151,000	-	-	$51.50	1/2/2015	-	-
G. Hayes							
	-	107,000[5]	-	$84.00	1/1/2023	26,200[9]	$2,981,560
	-	122,000[6]	-	$74.66	1/2/2022	34,884[10]	$3,969,799
	-	103,000[7]	-	$78.99	1/2/2021	36,312[11]	$4,132,306
	86,000	-	-	$71.63	1/3/2020	-	-
	90,000	-	-	$70.81	4/8/2018	-	-
	54,500	-	-	$75.21	1/1/2018	-	-
	55,500	-	-	$62.81	1/2/2017	-	-
	46,000	-	-	$51.50	1/2/2015	-	-
G. Darnis							
	-	105,500[5]	-	$84.00	1/1/2023	25,900[9]	$2,947,420
	-	114,500[6]	-	$74.66	1/2/2022	32,724[10]	$3,723,991
	-	88,500[7]	-	$78.99	1/2/2021	31,144[11]	$3,544,187
	85,500	-	-	$71.63	1/3/2020	-	-
	142,500	-	-	$54.95	1/1/2019	-	-
	120,000	-	-	$70.81	4/8/2018	-	-
	95,000	-	-	$75.21	1/1/2018	-	-
	102,000	-	-	$62.81	1/2/2017	-	-
	200,000	-	-	$57.84	3/7/2016	-	-
	101,500	-	-	$56.53	1/2/2016	-	-
	100,000	-	-	$51.50	1/2/2015	-	-

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

	Option Awards[1]					Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	*Equity Incentive Plan Awards:* **Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)[2]**	**Option Expiration Date**	*Equity Incentive Plan Awards:* **Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]**	*Equity Incentive Plan Awards:* **Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]**
A. Bellemare							
	-	100,500[5]	-	$84.00	1/1/2023	24,700[9]	$2,810,860
	-	-	201,830[8]	$74.79	7/31/2022	-	-
	-	114,500[6]	-	$74.66	1/2/2022	32,724[10]	$3,723,991
	-	76,000[7]	-	$78.99	1/2/2021	26,792[11]	$3,048,930
	80,500	-	-	$71.63	1/3/2020	-	-
	79,000	-	-	$54.95	1/1/2019	-	-
	38,000	-	-	$75.21	1/1/2018	-	-
	32,000	-	-	$62.81	1/2/2017	-	-
	27,500	-	-	$56.53	1/2/2016	-	-
D. Hess							
	-	74,500[5]	-	$84.00	1/1/2023	18,200[9]	$2,071,160
	-	-	103,260[8]	$79.06	10/31/2022	-	-
	-	76,500[6]	-	$74.66	1/2/2022	21,816[10]	$2,482,661
	-	72,500[7]	-	$78.99	1/2/2021	25,568[11]	$2,909,638
	76,000	-	-	$51.50	1/2/2015	-	-

[1] Under the LTIP, SARs have been granted since 2006 instead of non-qualified stock options. Stock options were utilized prior to 2006. Accordingly, awards under the heading "Option Awards" with an expiration date before 2016 are stock options, and awards with an expiration date in 2016 or later are SARs.

[2] The exercise price of each stock option and SAR is equal to the NYSE closing price of Common Stock on the grant date.

[3] Payout levels for PSUs granted in 2013 and 2012 reflect target-level TSR and EPS performance, except for actual 2012 EPS performance. Actual payout vesting levels are shown for PSUs granted in 2011. Payouts for 2013 and 2012 PSUs will be based on actual performance. PSUs are described in the CD&A and footnote (2) to the Grants of Plan-Based Awards table on page 50.

[4] Amounts in this column are calculated by multiplying the number of PSUs in the adjacent column by the NYSE closing price of Common Stock of $113.80 on December 31, 2013.

[5] Consists of SARs scheduled to vest on January 2, 2016, subject to the continued employment of the executive. SARs vest in the event of death, change-in-control or retirement occurring at least one year from the date of grant.

[6] Consists of SARs scheduled to vest on January 3, 2015, subject to the continued employment of the executive. SARs vest in the event of death, change-in-control or retirement occurring at least one year from the date of grant.

[7] Consists of SARs that vested on January 3, 2014.

[8] Consists of SARs, 50% of which are subject to vesting on December 31, 2014 and 50% of which are subject to vesting on December 31, 2016, in each case contingent on the achievement of established performance criteria and the continued employment of the executive.

[9] Consists of PSUs that are subject to vesting contingent on the achievement of established performance criteria over a three-year period ending on December 31, 2015, assuming the continued employment of the executive, subject to certain exceptions.

[10] Consists of PSUs that are subject to vesting contingent on the achievement of established performance criteria over a three-year period ending on December 31, 2014, assuming the continued employment of the executive, subject to certain exceptions.

[11] Consists of PSUs for which the service condition was satisfied on January 3, 2014. The number of PSUs shown reflects the Committee's approval of performance achievement relative to pre-established targets at 136% of the target performance level.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[4]
L. Chênevert	240,000	$10,686,100	84,390	$7,562,188
G. Hayes[5]	288,400	$15,386,506	24,056	$2,155,658
G. Darnis	191,000	$8,605,566	23,862[6]	$2,138,274[6]
A. Bellemare	42,000	$2,113,897	22,504	$2,016,583
D. Hess	257,000	$6,941,161	23,183	$2,077,429

[1] Consists of stock option and/or SAR exercises.

[2] Consists of vested PSUs that converted to shares of Common Stock on a one-for-one basis upon vesting.

[3] Calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the market price of Common Stock on the exercise date.

[4] Calculated by multiplying the number of vested PSUs by the market price of Common Stock on the vesting date.

[5] Mr. Hayes held 140,500 SARs in an irrevocable trust that were exercised for a total realized gain of $7,644,701 on September 16, 2013.

[6] Mr. Darnis elected to defer a portion of his 2010 PSU vesting equal to $1,069,137, as reported in the Nonqualified Deferred Compensation table on page 55. For details on the PSU Deferral Plan refer to page 56.

PENSION BENEFITS

Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During 2013
L. Chênevert			
UTC Employee Retirement Plan	17	$794,582	-
UTC Pension Preservation Plan[2]	21	$21,490,425	-
Pratt & Whitney Canada Salaried Employee Pension Plan[3]	3	$79,461	-
Total		**$22,364,468**	**-**
G. Hayes			
UTC Employee Retirement Plan	24	$729,606	-
UTC Pension Preservation Plan	24	$4,645,509	-
Total		**$5,375,115**	**-**
G. Darnis			
UTC Employee Retirement Plan	30	$1,065,430	-
UTC Pension Preservation Plan	30	$8,213,173	-
Total		**$9,278,603**	**-**
A. Bellemare			
UTC Employee Retirement Plan	7	$266,883	-
UTC Pension Preservation Plan	7	$1,269,818	-
Pratt & Whitney Canada Salaried and Executive Employee Pension Plans[3]	10	$1,789,467	-
Total		**$3,326,168**	**-**
D. Hess			
UTC Employee Retirement Plan	35	$1,340,154	-
UTC Pension Preservation Plan	35	$5,952,856	-
Total		**$7,293,010**	**-**

[1] Calculation of present value based on the FASB ASC Topic 715 pension expense assumptions described in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K. Amounts are calculated at the earliest date that a participant can retire without a reduction of benefits due to age.

[2] Mr. Chênevert's benefits are determined under the formula applicable to U.S. salaried employees, based on his UTC service from the date of hire, offset by benefits payable separately under the Pratt & Whitney Canada Salaried Employee Pension Plan.

[3] Consists of amounts accrued under the Pratt & Whitney Canada Salaried and Executive Employee Pension Plans. The benefit formula for these plans is substantially similar to the final average earnings formula in the UTC Employee Retirement Plan. Benefits are payable as an annuity.

Retirement benefits for UTC executives are provided through the UTC Employee Retirement Plan and the UTC Pension Preservation Plan ("PPP"), each of which is a defined benefit retirement plan with both a traditional final average earnings ("FAE") formula and, for newer participants, a cash balance formula. In combination, the plans' FAE formula provides an annual benefit payment equal to 2% of earnings for each year of service up to a maximum of twenty years, plus 1% of earnings for each year of service thereafter, minus 1.5% of the executive's Social Security benefits for each year of service up to a maximum of 50%. Earnings recognized under this formula consist of the highest five-year average annual combined base salary and bonus ending on or before December 31, 2014. The FAE formula does not include long-term incentive compensation in earnings. Normal retirement age is 65; unreduced retirement benefits are available at age 62 for a participant that retires with at least ten years of service. None of the NEOs were eligible to retire with unreduced retirement benefits as of December 31, 2013. Early retirement benefits are available at age 55 with at least ten years of service, reduced by 0.2% for each month for which the early retirement date precedes age 62. All NEOs are eligible for early retirement. Vesting under the respective plans requires three years of service. Benefits for Messrs. Darnis and Hayes include amounts accrued under different formulas of Carrier and Sundstrand predecessor plans, respectively, that have since been merged into UTC retirement plans. The Pratt & Whitney Canada Salaried and Executive Pension Plans utilize a FAE formula substantially similar to that used by the UTC Employee Retirement Plan and the PPP. Mr. Bellemare's compensation increases result in additional accrued benefits under the Pratt & Whitney Canada Salaried and Executive Employee Pension Plans. Changes to UTC's pension program that will take effect in 2015 are discussed in the CD&A on pages 25 and 37.

The UTC Employee Retirement Plan is a tax-qualified plan subject to Internal Revenue Code provisions that, as of December 31, 2013, limit recognized annual compensation to $255,000 and the annual retirement benefit to $205,000. This Plan does not offer a lump-sum distribution option for benefits accrued under the FAE formula. However, a lump-sum distribution is available under the cash balance formula. The PPP is an unfunded, nonqualified retirement plan utilizing the same benefit formula, compensation recognition, retirement eligibility and vesting provisions as the tax-qualified UTC Employee Retirement Plan. The PPP provides benefits not awarded under the qualified plan due to Internal Revenue Code limitations on annual compensation recognition and retirement benefit amounts. Because amounts payable under the PPP are unfunded and unsecured, a lump-sum distribution option is available. Unlike distributions under the UTC Employee Retirement, a PPP lump-sum distribution is immediately and fully taxable as ordinary income. To address the tax impact, the PPP lump-sum calculation uses a discount rate equal to the Barclay's Capital Municipal Bond Index averaged over five years (currently 3.272%).

NONQUALIFIED DEFERRED COMPENSATION

Plan	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
L. Chênevert					
UTC Deferred Compensation Plan	$0	$0	$426,769	$0	$1,812,802
UTC Savings Restoration Plan	$300,075	$180,045	$451,040	$0	$2,312,245
G. Hayes					
UTC Deferred Compensation Plan	$0	$0	$241,870	$0	$1,190,769
UTC Savings Restoration Plan	$108,900	$65,340	$176,364	$0	$753,364
G. Darnis					
UTC Deferred Compensation Plan	$535,750	$64,189[5]	$69,556	$0	$2,329,647
UTC Savings Restoration Plan	$86,505	$51,903	$73,347	$0	$535,733
PSU Deferral Plan[6]	$1,044,012	$0	$310,959	$0	$1,354,971
A. Bellemare					
UTC Deferred Compensation Plan	$0	$0	$0	$0	$0
UTC Savings Restoration Plan	$102,700	$61,620	$122,111	$0	$556,282
D. Hess					
UTC Deferred Compensation Plan	$0	$0	$0	$0	$0
UTC Savings Restoration Plan	$60,825	$36,495	$115,202	$0	$487,397

[1] Amounts in this column are included in the Salary and Bonus columns of the Summary Compensation Table.

[2] Amounts in this column are included in the All Other Compensation column of the Summary Compensation Table.

[3] Amounts in this column reflect the returns on amounts credited to hypothetical investment accounts described on the following page. Amounts credited do not constitute as above-market earnings, except for $8,227 credited to Mr. Hayes under a frozen Sundstrand Corporation Deferred Compensation Plan.

[4] Amounts in this column include deferrals by the executive and credited earnings in current and prior years less withdrawals. Of these totals $1,195,530, $700,682, $1,767,403, $147,203 and $148,131 for Messrs. Chênevert, Hayes, Darnis, Bellemare and Hess, respectively, have previously been included in the Salary, Bonus and Stock Awards columns of the Summary Compensation Table in prior years.

[5] Reflects a SRP match make up for 2011, 2012 and 2013 which has been deferred into Mr. Darnis' UTC DCP account, as discussed in footnote (6)(e) of the Summary Compensation Table.

[6] Under the PSU Deferral Plan, as described on page 56, Mr. Darnis elected to defer a portion of his 2010 PSU vesting, as reported in the Options Exercises and Stock Vested table on page 53.

The UTC Deferred Compensation Plan ("DCP") is a nonqualified, unfunded deferred compensation arrangement that offers participants the opportunity to defer up to 50% of annual base salary and up to 70% of annual bonus. The minimum deferral period is five years. All distributions are made in cash and, at the election of the participant, in either a lump-sum payment or in annual installments over a period between two and fifteen years. If a participant's employment terminates prior to retirement eligibility, all balances are paid as a lump sum in the April following termination. Amounts deferred may be allocated by the participant to one or more of the hypothetical investment accounts described below.

The UTC Savings Restoration Plan ("SRP") is a nonqualified, unfunded deferred compensation arrangement that offers participants the opportunity to defer up to 6% of pay (base salary and bonus) above the annual IRC compensation limit ($255,000 in 2013) applicable to the tax-qualified UTC 401(k) Savings Plan. Under the SRP, UTC will make matching contributions equal to 60% of the amount deferred by the executive in the form of UTC deferred stock units. Participants are vested in their own deferrals and vest in the UTC match after three years of service. Amounts credited under the SRP may be distributed in a lump-sum payment or annual installments over a period between two and fifteen years. Employee deferrals are distributed in cash and Company matching amounts are distributed in shares of Common Stock. Amounts deferred by the employee may be allocated to one of the hypothetical investment accounts offered by the DCP and SRP, as shown below:

Hypothetical Investment Accounts*	2013 Return
Income Fund	3.39%
Equity Fund — S&P 500 Index	32.33%
Government / Credit Bond Fund	(2.49)%
Small Company Stock Index Fund	38.38%
International Equity Index	22.82%
Emerging Equity Index Fund	(3.31)%
UTC Common Stock with dividend reinvestment	41.86%

* Additional age-specific retirement date funds are also available; however, none of the NEOs elected to participate in these funds in 2013.

Under the PSU Deferral Plan, executives may elect to defer between 10% and 100% of their vested PSU award. Upon vesting, the deferred portion of the vested PSU award is converted into deferred share units which accrue dividend equivalents. Distributions from the Plan are paid in full or in two to fifteen annual installments upon either retirement or a future year selected by the executive (no earlier than five years from the year the PSUs are deferred). Distributions are made in whole shares of Common Stock with any fractional unit paid in cash.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

This table provides information concerning the value of payments and benefits that each of the NEOs would have been entitled to receive had employment terminated on December 31, 2013, under various circumstances. Under UTC's programs, benefit eligibility and the value of benefits an executive is entitled to receive vary depending on the reason for termination and whether the executive is eligible for retirement as of the termination date.

Payment Type	L. Chênevert	G. Hayes	G. Darnis	A. Bellemare	D. Hess
Termination — Involuntary (For Cause)					
Cash Payment [1]	$0	$0	$0	$0	$0
Pension Benefit [2]	$30,904,344	$7,019,713	$12,505,822	$4,087,803	$7,886,225
Option/SAR Value [3]	$0	$0	$0	$0	$0
PSU Value [4]	$0	$0	$0	$0	$0
Dividend Equivalents [5]	$0	$0	$0	$0	$0
Sub-Total	**$30,904,344**	**$7,019,713**	**$12,505,822**	**$4,087,803**	**$7,886,225**
Less: Vested Pension	-$30,904,344	-$7,019,713	-$12,505,822	-$4,087,803	-$7,886,225
Amount Triggered due to Termination	$0	$0	$0	$0	$0
Voluntary					
Cash Payment [1]	$0	$0	$0	$0	$0
Pension Benefit [2]	$30,904,344	$7,019,713	$12,505,822	$4,087,803	$7,886,225
Option/SAR Value [3]	$129,311,420	$23,655,130	$56,814,610	$19,843,950	$10,252,735
PSU Value [4]	$25,620,932	$8,102,105	$7,268,178	$6,772,921	$5,392,299
Dividend Equivalents [5]	$0	$0	$0	$0	$0
Sub-Total	**$185,836,696**	**$38,776,948**	**$76,588,610**	**$30,704,674**	**$23,531,259**
Less: Vested Pension and Equity	-$185,836,696	-$38,776,948	-$76,588,610	-$30,704,674	-$23,531,259
Amount Triggered due to Termination	$0	$0	$0	$0	$0
Termination — Involuntary (Not For Cause)					
Cash Payment [1]	$4,437,500	$2,200,000	$2,500,000	$2,062,500	$1,687,500
Pension Benefit [2]	$30,904,344	$7,019,713	$12,505,822	$4,087,803	$7,886,225
Option/SAR Value [3]	$129,311,420	$23,655,130	$56,814,610	$19,843,950	$10,252,735
PSU Value [4]	$25,620,932	$8,102,105	$7,268,178	$6,772,921	$5,392,299
Dividend Equivalents [5]	$0	$0	$0	$0	$0
Sub-Total	**$190,274,196**	**$40,976,948**	**$79,088,610**	**$32,767,174**	**$25,218,759**
Less: Vested Pension and Equity	-$185,836,696	-$38,776,948	-$76,588,610	-$30,704,674	-$23,531,259
Amount Triggered due to Termination	$4,437,500	$2,200,000	$2,500,000	$2,062,500	$1,687,500
Termination — Change-in-Control [6]					
Cash Payment [7]	$13,798,850	$4,999,280	$5,980,000	$4,933,500	$3,834,675
Pension Benefit [2]	$30,904,344	$7,019,713	$12,505,822	$4,087,803	$7,886,225
Option/SAR Value [8]	$137,774,620	$26,843,730	$59,958,510	$30,712,238	$16,060,087
PSU Value [8]	$33,541,412	$11,083,665	$10,215,598	$9,583,781	$7,463,459
Dividend Equivalents [5]	$888,901	$270,791	$588,676	$0	$447,394
Sub-Total	**$216,908,127**	**$50,217,179**	**$89,248,606**	**$49,317,322**	**$35,691,840**
Less: Vested Pension and Equity	-$185,836,696	-$38,776,948	-$76,588,610	-$30,704,674	-$23,531,259
Amount Triggered due to Termination	$31,071,431	$11,440,231	$12,659,996	$18,612,648	$12,160,581

COMPENSATION TABLES

⁽¹⁾ Amounts shown are payable under the Executive Leadership Group ("ELG") separation arrangement. The ELG separation benefit is a cash payment equal to 2.5 times base salary and is provided in the event of a mutually agreeable separation. A mutually agreeable separation occurs when: (i) the ELG participant's position with UTC has been eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event; or (ii) the executive retires at age 62 or older. Voluntary terminations prior to age 62 or terminations related to misconduct do not qualify as mutually agreeable. Receipt of the ELG separation benefit is contingent upon execution of an agreement with UTC containing the following covenants made by the executive for the protection of UTC: (i) three-year non-compete; (ii) three-year employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation obligations. The ELG separation benefit is not treated as compensation for purposes of determining benefits under UTC's pension plans or any other benefit program. This benefit is payable as a lump sum. Distributions are subject to certain restrictions imposed by Internal Revenue Code Section 409A. Benefit plan participation and fringe benefits are not continued following termination under the ELG separation arrangement.

⁽²⁾ Pension benefits under the standard retirement benefit formula that exceed Internal Revenue Code limits for tax-qualified plans may be paid as a lump sum. Amounts in this column reflect the estimated lump-sum payment of the nonqualified portion of the retirement benefit, assuming retirement or termination on December 31, 2013, payable as of such date or attainment of age 55. Mr. Chênevert and Mr. Bellemare's pension benefits also include amounts attributable to their Pratt & Whitney Canada Salaried and Executive Employee Pension Plans.

⁽³⁾ The vesting of outstanding stock options and SARs (other than the performance SARs granted on August 1, 2012 and November 1, 2012) that have been outstanding for at least one year will be accelerated in the event of a voluntary termination or an involuntary (not for cause) termination after attaining retirement age (i.e., 55 plus ten years of service) or satisfying the rule of 65 (i.e., age 50 plus fifteen years of service). Each of the NEOs satisfies one or both of these conditions. Amounts shown are based on the December 31, 2013 closing price of Common Stock on the NYSE of $113.80. In the event of an involuntary termination for cause, outstanding stock options and SARs are forfeited.

⁽⁴⁾ In the event of a voluntary termination or an involuntary (not for cause) termination following attainment of retirement age or satisfying the rule of 65, PSUs outstanding for at least one year remain eligible to vest following completion of the performance period to the extent the performance targets are achieved. Amounts shown are based on the December 31, 2013 closing price of Common Stock on the NYSE of $113.80. Amounts shown reflect the current most probable vesting for the 2013 and 2012 PSU grants and the actual payout level for the 2011 PSU grant. In the event of an involuntary termination for cause, outstanding PSUs are forfeited.

⁽⁵⁾ Consists of dividend equivalents ("DEs") earned under the terms of UTC's Continuous Improvement Incentive Program ("CIIP"), which is more fully described in footnote (4) to the Summary Compensation Table. In the event of a change-in-control, the net present value of all future DE payments (calculated based on the dividend rate in effect at the time of the change-in-control) would be paid in a lump sum at the time of the change-in-control. Amounts shown are the present value of the dividends payable through the DE award expiration date, calculated using a discount rate equal to 120% of the Applicable Federal Rate as of December 31, 2013.

⁽⁶⁾ Change-in-control benefits are provided in accordance with the Senior Executive Severance Plan ("SESP"). Amounts shown reflect the benefit reductions to the program, as discussed in the CD&A. Acquisition of 20% of UTC's voting securities by a person or a group or a change in the majority of the Board of Directors constitutes a change-in-control. Executives are eligible for the SESP benefits in the event of an involuntary termination or resignation for "good reason" (i.e., a material adverse change in the executive's position, compensation, benefits or work location) within two years following a change-in-control. Receipt of SESP benefits is subject to an ongoing obligation to protect confidential UTC information. An executive may receive the greater of the SESP or ELG separation benefits (as described in footnote (1) above), but not both. The SESP cash severance benefit is reduced by 1/36th for each month that termination occurs after age 62, and accordingly, is completely phased out at age 65.

⁽⁷⁾ Reflects a lump-sum cash payment under the SESP in an amount equal to 2.99 times the sum of the executive's base salary and target bonus.

⁽⁸⁾ In the event of a qualifying termination following a change-in-control, the SESP provides for the accelerated vesting of all outstanding SARs and PSUs (including SARs and PSUs outstanding for less than one year and the August 1, 2012 and November 1, 2012 performance SAR grants). Amounts shown are based on the December 31, 2013 closing price of Common Stock on the NYSE of $113.80. PSU values reflect vesting at target, except where actual performance is known, as of December 31, 2013.

Report of the Audit Committee

The Audit Committee reviews and makes recommendations to the Board of Directors concerning the reliability and integrity of UTC's financial statements and the adequacy of its system of internal controls and processes to assure compliance with UTC's policies and procedures, Code of Ethics and applicable laws and regulations. The Committee annually nominates UTC's Independent Auditor for appointment by the shareowners, and evaluates the independence, qualifications and performance of UTC's internal and independent auditors. The Committee also discusses with management UTC's policies and procedures regarding risk assessment and risk management, the Company's major financial risk exposures and the steps management has taken to monitor and manage such exposures to be within the Company's risk tolerance. The Committee establishes procedures for and oversees receipt, retention, and treatment of complaints received by UTC regarding accounting, internal control or auditing matters and confidential, anonymous submissions by UTC employees of concerns regarding questionable accounting or auditing matters.

The Committee has reviewed and discussed with management and UTC's Independent Auditor UTC's audited financial statements as of and for the year ended December 31, 2013, as well as the representations of management and the Independent Auditor's opinion thereon regarding UTC's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. The Committee discussed with UTC's internal and Independent Auditors the overall scope and plans for their respective audits. The Committee met with the internal and Independent Auditors, with and without management present, to discuss the results of their examinations, the evaluation of UTC's internal controls, management's representations regarding internal control over financial reporting, and the overall quality of UTC's financial reporting. The Committee has discussed with UTC's Independent Auditor the matters required by the Public Company Accounting Oversight Board's Auditing Standard No. 16 *Communications with Audit Committees.* The Committee has also discussed with UTC's Independent Auditor their independence from UTC and its management, including the written disclosures and letter from UTC's Independent Auditor required by the Public Company Accounting Oversight Board's Rule 3526, *Communication with Audit Committees Concerning Independence*, as approved by the SEC.

UTC's Independent Auditor represented to the Committee that UTC's audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States of America.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements referred to above be included in UTC's Annual Report on Form 10-K for the year ended December 31, 2013 for filing with the SEC. The Committee nominates the firm of PricewaterhouseCoopers LLP for appointment by the shareowners as UTC's Independent Auditor for 2014.

Audit Committee	
Edward A. Kangas, Chair	Richard B. Myers
John V. Faraci	H. Patrick Swygert
Ellen J. Kullman	André Villeneuve

Proposal 2 Appointment of a Firm of Independent Registered Public Accountants to Serve as Independent Auditor for 2014

As required by UTC's Bylaws, we are submitting to a vote of shareowners a proposal to appoint a firm of independent registered public accountants to act as the Independent Auditor of the Corporation until the next annual meeting. PricewaterhouseCoopers LLP served as UTC's independent registered public accounting firm in 2013 and 2012. The Audit Committee has nominated the firm of PricewaterhouseCoopers LLP to serve as Independent Auditor for UTC until the next Annual Meeting in 2015. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will have an opportunity to make any statements they desire, and will also be available to respond to appropriate questions from shareowners. UTC paid the following fees to PricewaterhouseCoopers LLP for 2013 and 2012:

(in thousands)	2013	2012
Audit Fees	$38,326	$36,586
Audit-Related Fees	$5,722	$17,221
Tax Fees	$19,058	$19,440
All Other Fees	$106	$1,970
Total	**$63,212**	**$75,217**

Audit Fees in both years consisted of fees for the audit of UTC's consolidated annual financial statements and the effectiveness of its internal control over financial reporting, the review of interim financial statements in UTC's quarterly reports on Form 10-Q and the performance of audits in accordance with statutory requirements. In 2012, Audit Fees also included fees associated with other SEC filings related to several registered securities offerings.

Audit-Related Fees in both years consisted of fees for financial and tax due diligence assistance related to acquisition and disposition activity, employee benefit plan audits, advice regarding the application of generally accepted accounting principles to proposed transactions, special reports pursuant to agreed-upon procedures, contractually required audits and compliance assessments. Audit-Related Fees in 2013 and 2012 also included services related to our discontinued operations, including due diligence and carve-out audits. Total Audit-Related Fees related to services for our discontinued operations in 2013 and 2012 were $1,734,000 and $9,652,000, respectively. The decrease in Audit-Related Fees was due to a decrease in transactional activity during 2013. Under contractual requirements, $1,486,000 and $1,828,000 of fees were reimbursed by third parties in 2013 and 2012, respectively.

Tax Fees in 2013 consisted of approximately $11,067,000 for U.S. and non-U.S. tax compliance, related planning and assistance with tax refund claims, and expatriate tax services, and approximately $7,991,000 for tax consulting and advisory services. In 2012, Tax Fees consisted of approximately $8,351,000 for U.S. and non-U.S. tax compliance and related planning and assistance with tax refund claims and expatriate tax services, and approximately $11,089,000 for tax consulting and advisory services.

All Other Fees in 2013 primarily consisted of accounting research software, benchmarking, and government compliance advisory services. All Other Fees in 2012 consisted of accounting research software, benchmarking, government compliance advisory services, international employee benefits and pension plan advice, advice related to business disposition contractual compliance requirements, and other services.

The Audit Committee has adopted procedures requiring Committee review and approval in advance of all particular engagements for services provided by UTC's Independent Auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Committee pursuant to authority delegated by the Committee, provided the Committee subsequently is informed of each particular service approved by delegation. All of the engagements and fees for 2013 and 2012 were approved by the Committee. The Committee reviews with PricewaterhouseCoopers LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has also adopted the policy that in any year fees paid to the Independent Auditor for non-audit services shall not exceed the fees paid for audit and audit-related services. Non-audit services consist of those described above as included in the Tax Fees and All Other Fees categories.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREOWNERS VOTE FOR THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

Proposal 3 Amendment and Restatement of the 2005 Long-Term Incentive Plan

The Board of Directors has approved and adopted, subject to shareowner approval, a proposed amendment and restatement of the United Technologies Corporation 2005 Long-Term Incentive Plan (the "Plan"), which following the amendment and restatement, will be referred to as the "United Technologies Corporation Long-Term Incentive Plan." The Board is submitting the Plan to shareowners for approval pursuant to NYSE listing standards.

Background

The Plan was initially approved by shareowners at the 2005 Annual Meeting. At the 2008 and 2011 Annual Meetings, shareowners approved amendments to the Plan, including, on each occasion, an increase in the number of shares of Common Stock available for delivery pursuant to awards under the Plan, an extension of the term of the Plan and certain performance targets for Plan awards. The Board believes that the Plan has served its intended purpose of enabling UTC to implement an executive compensation program that correlates compensation opportunities with shareowner value and focuses on long-term, sustainable performance. For the ten-year period ending on December 31, 2013, UTC's cumulative total shareowner return was 197%, compared to 105% for the Dow Jones Industrial Average and 104% for the S&P 500. For the five-year period ending on December 31, 2013, UTC's total shareowner return was 140%, compared to 117% for the Dow Jones Industrial Average and 128% for the S&P 500. The Board believes Plan incentive award opportunities contributed significantly to the achievement of these results. The Board, therefore, wishes to continue the operation of the Plan by authorizing additional shares of Common Stock for Plan awards and to further extend the term of the Plan.

Since the adoption of the Plan in 2005, the number of shares subject to awards granted under the Plan, as a percentage of the number of fully diluted shares outstanding, has averaged approximately 1% per year. If the proposed increase in shares available for delivery pursuant to awards under the Plan is approved by shareowners, UTC expects that the annual dilution attributable to awards under the Plan will continue to approximate 1%. This level of dilution facilitates the Plan's objectives of aligning compensation opportunity with shareowner value and maintaining a competitive compensation program. Awards based on Common Stock are granted exclusively under this Plan.

For a discussion of awards under the Plan as components of UTC's executive compensation program, please refer to the Compensation Discussion and Analysis ("CD&A") beginning on page 21 of this Proxy Statement.

Description of the Proposed Amendments to the Plan

The proposed amendment and restatement, if approved by shareowners, would amend the Plan in the following material respects:

- **Authorize 30 Million Shares for Future Awards Under the Plan.** As originally approved by shareowners, the Plan authorized the delivery of up to 38,000,000 shares of Common Stock pursuant to awards, which the 2008 and 2011 amendments increased to 71,000,000 and 119,000,000 shares, respectively. This proposed amendment and restatement will increase the number of shares authorized for awards by 30,000,000, resulting in a total of 149,000,000 shares authorized since the Plan's inception in 2005. As of December 31, 2013, an aggregate of 86,725,000 of the 119,000,000 previously approved shares have been delivered or reserved for delivery pursuant to awards under the Plan, leaving 32,275,000 shares available for future awards. As of February 10, 2014, 22,967,000 shares of Common Stock remained available for future Plan awards. These unused shares of Common Stock will remain available for awards under the Plan whether or not the amendment and restatement is approved by shareowners. Please refer to the table on page 67 for detailed information on Common Stock reserved for awards made under this Plan and predecessor plans. As noted above, UTC expects future awards under the amended and restated Plan to utilize annually approximately 1% of fully diluted shares outstanding. The proposed 30,000,000 additional shares represent approximately 3.3% of shares of Common Stock outstanding as of January 31, 2014. If approved, the 30,000,000 shares, in combination with the remaining available shares will be sufficient for Plan awards for approximately three to five years. Continuation of the Plan thereafter would again require shareowner approval, which would also coincide with the cycle for approval of performance targets under Internal Revenue Code Section 162(m), as discussed on page 65. As of February 10, 2014, the closing price of our Common Stock was $111.60.

- **Extension of the Term of the Plan.** As approved by shareowners in 2011, the Plan has a termination date of April 30, 2017. The proposed amendment and restatement would extend the term of the Plan to April 30, 2020. If the amendment and restatement is not approved by shareowners, the Plan will remain in full force and effect through April 30, 2017.

- **Approval of IRC Section 162(m) Qualified Performance-Based Awards Performance Metrics.** The Plan, as approved by shareowners in 2011, sets forth the following performance metrics that can be used to set vesting targets for performance-based compensation awards granted under the Plan: (i) diluted earnings per share ("EPS"); (ii) total shareowner return ("TSR"); (iii) working capital and gross inventory turnover; and (iv) revenue growth. To provide additional flexibility for the design of Plan awards, the proposed amended and restated Plan provides that the following additional performance metrics may also be used to set vesting targets for performance-based awards: (i) return on invested capital ("ROIC"); (ii) return on net assets ("RONA"); (iii) earnings before interest and taxes ("EBIT"); (iv) free cash flow; (v) net income; (vi) segment profit; and (vii) return on sales ("ROS"). As more fully discussed on page 46 in the CD&A, Section 162(m) of the Internal Revenue Code exempts payments made pursuant to qualified performance-based awards from the $1 million limit on the deductibility of the compensation paid to our Chief Executive Officer and the three next most highly compensated executive officers (excluding the Chief Financial Officer). One of the requirements of Section 162(m) is that the performance metrics used as the basis for performance-based awards be approved by shareowners every five years. The amendments to the Plan in 2011 reapproved the performance metrics for an additional five-year period, until 2016. Shareowner approval of the amendment and restatement will constitute approval of the performance metrics described above for a new five-year period ending in 2019.

- **Enhance the Plan's Clawback Provisions.** The Plan has a comprehensive policy on recoupment (i.e., clawback) of gains from Plan awards in the event of certain types of misconduct. The proposed amendment and restatement further strengthens the Plan's clawback policy by clarifying that an executive's negligence (including his or her negligent supervision of a subordinate) can be a basis for clawback.

In addition to the amendments described above, the restatement would also modify various other provisions of the Plan to conform to recent regulatory changes and other matters related to the administration and interpretation of the Plan. In the event of any conflict or question of interpretation, the Plan document will control.

Description of the Material Terms of the Plan

A copy of the Plan, as it is proposed to be amended and restated, is set forth in Appendix A and incorporated herein by reference. The following is a summary of the material terms of the Plan.

- **Purpose of the Plan.** The purposes of the Plan are to align shareowner and management interests through stock and performance-based awards linked to shareowner value and to give UTC a competitive advantage in attracting and retaining key employees and directors.

- **Administration of the Plan.** The Plan is administered by the Committee on Compensation and Executive Development of the Board of Directors (the "Committee") which is composed exclusively of non-employee directors who qualify as independent under NYSE listing standards. The Committee has full authority to administer the Plan, including, without limitation, the authority to determine who will receive awards, to determine the terms and conditions of awards, to interpret awards and Plan provisions, and to amend outstanding awards, subject to such limitations as are imposed by the Plan. The Committee may delegate authority to grant, interpret and administer awards to officers of UTC; provided that it may not delegate authority with respect to awards granted to executives who are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended. The foregoing is subject to the qualification that the Committee on Nominations and Governance of the Board of Directors is responsible for the granting, interpretation and administration of awards to UTC's non-employee directors.

- **Eligibility and Participation.** Directors, officers and employees of UTC, its subsidiaries and affiliates are eligible for selection to participate in the Plan. Stock-based incentive awards are granted exclusively under this Plan.

- **Share Accounting.** Awards denominated in shares of Common Stock, including restricted stock, restricted stock units and performance share units ("Full Share Awards"), reduce the number of shares of Common Stock available for delivery by a multiple of 4.03. Awards of stock options and stock appreciation rights reduce the number of shares available for delivery on the basis of one share for each stock option or stock appreciation right awarded. If an award is forfeited, or a stock option or stock appreciation right terminates, expires or lapses without being exercised, the corresponding number of shares will be reinstated as shares available for delivery pursuant to awards under the Plan. Shares tendered or withheld to pay the exercise price of stock options or stock appreciation rights or to satisfy tax withholding obligations associated with the granting, vesting, exercise or settlement of an award are not reinstated as shares available for delivery pursuant to awards under the Plan. The settlement in cash of awards valued by reference to shares of Common Stock count as shares delivered to the same extent as would be the case if the award were settled in actual shares.

- **Individual Award Limits.** No individual participant may be granted awards covering in excess of 1,000,000 stock options and stock appreciation rights or in excess of 500,000 shares of restricted stock, restricted stock units and other Full Share Awards in any one calendar year.

- **Types of Plan Awards.** The Plan allows for the grant of the following types of awards.

  – <u>Stock Options and Stock Appreciation Rights</u>. A stock option entitles the holder to purchase a specified number of shares of Common Stock at a specified exercise price. Stock options, at the discretion of the Committee, may be non-qualified stock options or incentive stock options that are intended to comply with the requirements of Section 422 of the Internal Revenue Code. A stock appreciation right entitles the holder to receive shares of Common Stock or cash equal in value to the difference between the fair market value of Common Stock on the exercise date and the exercise price of the stock appreciation right. The term of stock options and stock appreciation rights may not exceed ten years, the vesting period generally may not be less than three years and the exercise price may not be less than the fair market value of the Common Stock on the date of the grant. The vesting and exercisability of stock options and stock appreciation rights can be made subject to such terms and conditions as the Committee shall determine. The exercise price of a stock option may be paid in cash or by any such other means as is approved by the Committee.

    The Plan prohibits: (i) the repricing of awards without shareowner approval, except for stock splits and other events affecting Common Stock; (ii) the sale or assignment of underwater stock options or stock appreciation rights; and (iii) the granting of dividend equivalents in tandem with stock options or stock appreciation rights.

  – <u>Restricted Stock, Restricted Stock Units and Performance Share Units</u>. A restricted stock award is an award of shares of Common Stock subject to a substantial risk of forfeiture and a restriction on transferability. The substantial risk of forfeiture and restriction on transferability will lapse following a stated period of time, generally at least three years, upon attainment of specified performance targets or a combination of both. A recipient of a restricted stock award will have all of the rights of a holder of Common Stock with respect to the underlying shares, including the right to vote the shares and receive dividends, but will not have the right to sell, assign, transfer, pledge or otherwise encumber the shares until the transferability restrictions lapse, and generally will forfeit the shares if the recipient terminates employment before the risk of forfeiture lapses. Dividends and dividend equivalents on performance-based awards (if any) are subject to the performance-based vesting requirements and will be deferred prior to vesting determination. A restricted stock unit corresponds to one share of Common Stock, the vesting of which is generally contingent on the completion of a specified period of continuous employment following the grant. A performance share unit corresponds to a share of Common Stock and is subject to vesting on the basis of the achievement of specified performance targets and satisfaction of a specified period of continuous employment following the grant, generally three years. Upon vesting, a performance share unit may be settled in either shares of Common Stock or in cash. The Committee intends to continue its current practice of granting at least 50% of the value of regular cycle long-term incentive awards to the most senior executives in the form of performance share units with vesting that is contingent on achievement of pre-established performance targets measured over a three-year period. The holders of restricted stock units and performance share units are not entitled to the rights of a holder of Common Stock.

– Other Stock-Based Awards. The Plan also authorizes other types of awards valued by reference to Common Stock, which may be awarded at the discretion of the Committee.

• **Adjustment Events.** The number of shares reserved for delivery under the Plan and the terms of awards granted under the Plan are subject to adjustment in the following circumstances.

– Stock Splits and Similar Events. In the event of a stock split, reverse stock split, share combination, recapitalization, sale of assets, stock dividend, extraordinary dividend or similar event affecting the value of the Common Stock or the number of shares outstanding, the total number of shares authorized for delivery under the Plan, the share limitations on the various types of awards permitted by the Plan, the number of shares subject to outstanding awards, and the exercise price of outstanding stock options and stock appreciation rights will be adjusted as the Board of Directors or the Committee determines as necessary or appropriate to reflect the change in the number or value of outstanding shares and to preserve the value of outstanding awards.

– Corporate Transactions. In the event of a merger, consolidation, spin-off, reorganization, stock rights offering, liquidation, divestiture of a subsidiary, affiliate or division, or other material event affecting the capital structure of UTC, the Board of Directors or the Committee in its discretion may make such substitutions or adjustments as it deems appropriate and equitable to: (i) the aggregate number and kinds of shares reserved for delivery under the Plan; (ii) the share limitations on the various types of awards permitted by the Plan; (iii) the number and kind of shares subject to outstanding awards; and (iv) the exercise price of outstanding stock options and stock appreciation rights. Such adjustments may include, without limitation, the cancellation of outstanding awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the cancelled awards as determined by the Board of Directors or the Committee to be necessary or appropriate to protect the value of participants' interests in their awards.

– Change-in-Control. In the event of a "Change-in-Control" (as defined by the Plan), the Committee may, in its discretion, take any or all of the following actions: (i) provide that all outstanding stock options and stock appreciation rights not then exercisable and vested will immediately vest and become exercisable; (ii) cause any restrictions on outstanding restricted stock, restricted stock unit awards and other awards immediately to lapse; (iii) provide that performance-based vesting targets applicable to performance share units and other awards will be deemed satisfied and that the awards will be considered to be earned and payable in full; and (iv) make such other adjustments, substitutions or settlements with respect to outstanding awards as the Committee deems appropriate to protect participants' interests in the awards. In addition, if within 24 months following a Change-in-Control, the employment of an award recipient is involuntarily terminated, other than for Cause (as defined by the Plan), or the award recipient resigns following a material and adverse change in compensation, responsibilities, functions or reporting relationship or resigns rather than relocate more than 50 miles from his or her job location, then such recipient will become vested in all outstanding awards as of the date of termination without any further action by the Committee. Any stock options or stock appreciation rights that were held by the award recipient as of the date of the Change-in-Control may be exercised for a period not less than the third anniversary of the date of termination or the expiration of the term of the award.

• **Qualified Performance-Based Awards.** The Plan provides that compensation from stock options, stock appreciation rights, performance share units and other performance-based awards will generally be structured to be exempt from the limitation on deductible compensation imposed by Section 162(m) of the Internal Revenue Code. The Plan will be administered and interpreted consistent with the purpose of maintaining the exemption from the Section 162(m) deduction limitation. However, the Committee may elect to provide non-deductible compensation under this Plan and other elements of the executive compensation program. The Committee, in its discretion, may provide that qualified performance targets may be waived in the event of death, disability or Change-in-Control. Performance targets may also be adjusted to reflect changes in accounting methods and certain other events, consistent with Section 162(m). The Plan does not require that all awards qualify for the Section 162(m) exemption. The Committee is responsible for certifying to the measurement of applicable performance targets.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the material U.S. Federal income tax rules that are generally relevant to Plan awards. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

Upon the exercise of a stock appreciation right, an award recipient will recognize ordinary income equal to the excess of the fair market value of Common Stock on the exercise date over the fair market value of Common Stock on the date of grant. UTC will generally be entitled to a corresponding deduction equal to the amount of ordinary income that the recipient recognizes. Upon the exercise of a non-qualified stock option, the excess of the fair market value of the shares acquired on the exercise of the option over the exercise price paid (the "spread") will constitute compensation taxable to the recipient as ordinary income. UTC will generally be entitled to a corresponding deduction equal to the amount of ordinary income recognized by the recipient. Upon the sale of Common Stock acquired upon exercise of a stock appreciation right or non-qualified stock option, the recipient will recognize long- or short-term capital gain or loss, depending on whether the recipient held the stock for more than one year from the date of exercise, and might owe an additional tax on unearned income if the recipient's modified adjusted gross income exceeds a dollar threshold. With respect to incentive stock options ("ISOs"), a recipient generally will not recognize taxable income when the recipient exercises the ISO, unless the recipient is subject to the alternative minimum tax or ceases to be a UTC employee more than three months before the exercise date. If the recipient sells the shares more than two years after the ISO was granted and more than one year after the ISO was exercised, the recipient will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price, and might owe an additional tax on unearned income if the recipient's modified adjusted gross income exceeds a dollar threshold. UTC will not receive a tax deduction with respect to the exercise of an ISO if the one-year ISO holding period is satisfied. Award recipients do not recognize any taxable income and UTC is not entitled to a deduction upon the grant of a stock appreciation right, a non-qualified option or an ISO.

The recipient of a performance share unit, restricted stock, restricted stock unit, or other stock-based or performance-based award will not recognize taxable income at the time of grant as long as the award is subject to a substantial risk of forfeiture as a result of performance-based vesting targets, continued service requirements or other conditions that must be satisfied before payment or delivery of shares can occur. The recipient will generally recognize ordinary income when the substantial risk of forfeiture expires or is removed unless, in the case of an award other than restricted stock, the cash to be paid or shares to be delivered are deferred until a date subsequent to the vesting date. UTC will generally be entitled to a corresponding deduction equal to the amount of income the recipient recognizes. If the recipient holds shares received upon settlement of an award for more than one year, the capital gain or loss when the recipient sells the shares will be long-term. Any gain on the sale of the shares (whether long-term or short-term) might be subject to an additional tax on unearned income if the recipient's modified adjusted gross income exceeds a dollar threshold.

Foreign Employees and Foreign Law Considerations

The Committee may grant awards to eligible participants who are foreign nationals, who are located or compensated outside of the United States, or who are otherwise subject to (or could cause UTC to become subject to) non-U.S. legal provisions or regulatory jurisdiction. With respect to such individuals, the Committee may grant awards on terms and conditions different from those specified in the Plan if, in the judgment of the Committee, such action is desirable to foster and promote the achievement of the purposes of the Plan and, for this purpose, the Committee may amend the Plan, establish sub-plans or provide provisions to award agreements for the purpose of complying with legal or regulatory requirements of countries outside the United States. The tax consequences of awards to foreign nationals who reside outside the United States will depend on the foreign tax laws and tax treaties applicable to such individuals.

Amendment of the Plan

The Board of Directors may amend, alter or discontinue the Plan at any time, subject to the following qualifications: (i) no such amendment, alteration or discontinuance may materially impair the rights of a participant with respect to a previously-granted award without the participant's consent unless the amendment is required to comply with applicable law, stock exchange rules, tax rules or accounting rules; and (ii) no amendment may be made without the approval of UTC's shareowners if such approval is required by applicable law or NYSE listing standards. Under NYSE listing standards, the number of shares of Common Stock available for delivery under the Plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction) may not be increased without the approval of shareowners.

New Plan Benefits

All awards to be made under the Plan, as it is proposed to be amended and restated, are subject to the future exercise of discretion by the Committee or its delegates, and accordingly are not determinable.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED AMENDMENT AND RESTATEMENT OF THE 2005 LONG-TERM INCENTIVE PLAN.

Equity Compensation Plan Information

The following table provides information as of December 31, 2013 concerning Common Stock issuable under UTC's equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($/share) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(#) (c)
Equity compensation plans approved by security holders	47,675,000[1]	$70.40	32,275,000[2]
Equity compensation plans not approved by security holders	959,000[3]	$47.86	0
Total	48,634,000[4]	$69.92[5]	32,275,000[6]

[1] Consists of: (i) shares of Common Stock issuable upon the exercise of stock options awarded under the 1989 Long-Term Incentive Plan ("1989 LTIP"), the 2005 Long-Term Incentive Plan, as amended ("2005 LTIP") and the Non-Employee Director Stock Option Plan ("Non-Employee Director Plan"); and (ii) shares of Common Stock issuable pursuant to outstanding restricted stock unit and performance share unit awards, assuming performance at the target level. Up to an additional 2,696,000 could be issued if performance goals are achieved above target. The weighted average exercise price of outstanding options, warrants and rights shown in column (b) take into account only the shares identified in clause (i).

[2] Represents the maximum number of shares of Common Stock available to be awarded as of December 31, 2013.

[3] Consists of stock options awarded under the UTC Employee Stock Option Plan. This Plan authorized the award of non-qualified stock options to employees below the executive level considered to have the potential to contribute to the long-term success of UTC. These options have a fixed option price equal to the fair market value of Common Stock on the date the stock option was granted. Options vested three years after the grant date and have a ten-year term. Effective April 14, 2005, all equity incentive compensation awards are provided under the shareowner-approved 2005 LTIP.

[4] As of February 10, 2014, this number increased to 50,732,000, reflecting grants under the 2005 Long-Term Incentive Plan, as well as exercises and cancellations since December 31, 2013. The 50,732,000 shares outstanding include: (i) 46,943,000 issuable upon the exercise of stock options and stock appreciation rights; (ii) 1,222,000 restricted stock units; and (iii) 2,567,000 performance share units at the target level. Up to an additional 2,567,000 performance share units could be issued if performance goals are achieved above target.

[5] As of February 10, 2014, the weighted-average exercise price is $74.87 and the weighted-average remaining term is six years for outstanding options and stock appreciation rights.

[6] As of February 10, 2014, 22,967,000 shares of Common Stock remain available to be awarded, after taking into account grants, as well as exercises and cancellations since December 31, 2013.

Proposal 4 Advisory Vote to Approve Named Executive Officer Compensation

Each year we ask shareowners to approve, on an advisory basis, the compensation of UTC's Named Executive Officers. We encourage you, before voting, to read the Compensation Discussion and Analysis ("CD&A") on pages 21 to 46, along with the compensation tables on pages 48 to 58, and to review all compensation information in light of the information the CD&A provides about the correlation between our compensation and performance. The CD&A also describes recent changes to our compensation programs that are designed to enhance corporate governance and shareowner alignment objectives.

Under the rules of the Securities and Exchange Commission, your vote is advisory and will not be binding on the Board or the Company. However, the Board will review the voting results and give them serious consideration when making future executive compensation decisions.

As more fully discussed in the CD&A, the program's fundamental objective is to closely align compensation opportunities with the long-term interests of our shareowners. For senior leadership, the substantial majority of compensation is both stock-based and contingent on performance. We base long-term incentive compensation on the achievement of performance metrics that link directly to sustainable performance and long-term shareowner value. We use relevant benchmarking to assure that overall compensation levels and opportunities align effectively with competitive market practices. Details of performance metrics and benchmarking can be found in the CD&A on pages 34 and 29 of this Proxy Statement.

The design and operation of an executive compensation program for a large, complex, global enterprise such as UTC necessarily involves multiple objectives. The Board believes that UTC's executive compensation programs have been effective in enabling the attraction and retention of senior business leaders with the requisite talent and skills to drive UTC's financial and operational performance. As described on page 27 of this Proxy Statement, UTC's executive compensation programs are designed to support the following guiding principles:

- **Pay for performance:** A substantial portion of compensation should be variable, contingent and directly linked to individual, Company and business unit performance.

- **Shareowner alignment:** The financial interests of executives should be aligned with the long-term interests of our shareowners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

- **Long-term focus:** For our most senior executives, long-term stock-based compensation opportunities should significantly outweigh short-term cash-based opportunities. Annual objectives should complement sustainable long-term performance.

- **Competitiveness:** Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing UTC's performance. Each element should be benchmarked relative to peers.

- **Balance:** The portion of total compensation contingent on performance should increase with an executive's level of responsibility. Annual and long-term incentive compensation opportunities should reward the appropriate balance of short- and long-term financial and strategic business results.

- **Responsibility:** Compensation should take into account each executive's responsibility to act in accordance with our ethical, environmental, health and safety objectives at all times. Financial and operating performance must not compromise these values. The need for complete commitment to ethical and corporate responsibility is a fundamental belief underlying all aspects of our compensation program, from setting targets to conducting annual performance assessments.

PROPOSAL 4 ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

2013 was a very successful year for UTC. We generated earnings per share of $6.21. Total shareowner return equaled 42% for the year. From a longer-term perspective, our cumulative total return to shareowners over the five- and ten-year periods ending December 31, 2013 equaled 140% and 197%, respectively, well in excess of results for the Dow Jones Industrial Average and the S&P 500 indices for the same periods. When compared to the Capital Goods industry sector, of which UTC is a component, UTC's cumulative total shareowner return also outperformed the sector for the ten-year period ending on December 31, 2013. The Board believes that our executive compensation program plays a key role in driving this level of performance.

The Board remains committed to robust corporate governance practices and strongly shares the interest of shareowners in maintaining effective, performance-based executive compensation programs at UTC. In that regard, as discussed in the CD&A, the Committee has made several changes to our executive compensation programs, in direct response to shareowner feedback. The Board believes that UTC's executive compensation programs have a proven record of effectively driving superior levels of financial performance, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

Accordingly, the Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the compensation of UTC's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and related information provided on pages 21 to 58 of this Proxy Statement, is hereby APPROVED on an advisory basis."

As a matter of law, the approval or disapproval of Proposal 4 may not be construed as overruling any decision by UTC or the Board, or as imposing any duty or obligation on UTC, the Board or any individual director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ABOVE RESOLUTION TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF UTC'S NAMED EXECUTIVE OFFICERS.

General Information Regarding the Annual Meeting

YOUR VOTE IS VERY IMPORTANT.

Please vote your shares in advance of the meeting, using one of the voting methods described below.

To conserve natural resources and reduce costs, we are sending many shareowners a one-page Notice of Internet Availability of Proxy Materials, as permitted by SEC rules. This Notice explains how you can access UTC's proxy materials on the Internet and how to obtain printed copies if you prefer. It also tells you how you can choose either electronic or print delivery of proxy materials for future Annual Meetings.

WHO CAN VOTE

You are entitled to vote at the Annual Meeting if you owned shares of Common Stock at the close of business on March 3, 2014, which is referred to as the "record date." A list of registered shareowners entitled to vote at the meeting will be available at UTC's offices, One Financial Plaza, Hartford, CT, during the ten days prior to the meeting, and also at the meeting.

ATTENDING THE MEETING

You or your authorized proxy can attend the Annual Meeting if you were a registered or beneficial owner of Common Stock at the close of business on March 3, 2014.

Because seating is limited, we ask that shareowners request tickets in advance to attend.

To request an admission ticket to the Annual Meeting, contact the Corporate Secretary at UTC, One Financial Plaza, Hartford, CT 06103 or by email to: corpsec@corphq.utc.com.

- If you own shares through an account with a broker, bank, trustee or other intermediary, you must also send a copy of an account statement, or a "legal proxy" from your intermediary, showing the number of shares you owned as of the record date.

- If your shares are registered in your name with UTC's stock registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), or if you own shares through a UTC employee savings plan, there is no need to provide evidence of ownership of shares. UTC can verify your ownership of Common Stock.

If you forget to bring a ticket, you will be admitted to the meeting only if seats remain available and you provide proof of identification and satisfactory evidence that you were a registered shareowner or beneficial shareowner of Common Stock as of the record date.

QUORUM FOR THE MEETING

We can conduct business at the Annual Meeting if the holders of a majority of the outstanding shares on the record date are present either in person or by proxy. As of the record date, 916,444,012 shares of Common Stock were issued and outstanding.

HOW TO VOTE

If you own shares directly in your name…

If your shares are registered in your name on the records of Computershare, you may vote in several different ways.

- **Vote on the Internet.** You can vote online at: www.proxyvote.com.

- **Vote by Telephone.** In the United States or Canada, you can vote by using a touch-tone telephone. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m., Eastern Daylight Time, on April 27, 2014 (except in the case of participants in the UTC Employee Savings Plan, who must submit voting instructions earlier, as described below).

To authenticate your Internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote via the Internet or by telephone, you do not need to return a proxy card or voting instruction card.

- **Vote by Mail.** You can mail the proxy card or voting instruction card enclosed with your printed proxy materials. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided, or in an envelope addressed to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please allow sufficient time for delivery of your letter if you decide to vote by mail.

- **Vote at the Annual Meeting.** Most shareowners may vote by submitting a ballot in person at the Annual Meeting. If you have already voted via the Internet, by telephone or by mail, your vote at the Annual Meeting will supersede your prior vote.

If you own your shares through an account with a bank, broker or other intermediary, sometimes referred to as owning in "street name"…

Your intermediary will send you printed copies of the proxy materials or tell you how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares, following the voting instructions it provides to you.

If you hold shares in the UTC Employee Savings Plan…

You can direct the voting of your proportionate interest in shares of Common Stock held by the ESOP Fund and the Common Stock Fund under the UTC Employee Savings Plan by returning a voting instruction card or by providing voting instructions via the Internet or by telephone. If you do not provide voting instructions (or if your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the trustee will vote your proportionate interest in shares held by the ESOP Fund for the voting choice that receives the greatest number of votes based on voting instructions received from ESOP Fund participants and will vote your uninstructed proportionate interest in shares held by the Common Stock Fund for the voting choice that receives the greatest number of votes based on voting instructions received from Common Stock Fund participants. The trustee also will vote all shares of Common Stock held in the ESOP Fund not allocated to participant accounts for the voting choice that receives the greatest number of votes from ESOP Fund participants who submit voting instructions with respect to their allocated shares.

SPECIAL VOTING DEADLINE FOR PARTICIPANTS IN THE UTC EMPLOYEE SAVINGS PLAN: Broadridge Financial Solutions must receive your voting instructions by 11:00 a.m., Eastern Daylight Time, on April 24, 2014 in order to tabulate the voting instructions of participants and communicate those instructions to the trustee, who will vote the shares held by the Savings Plan. Because the Savings Plan trustee will vote shares held in the Savings Plan as described above, Savings Plan participants will not be able to vote at the meeting their shares held in the Savings Plan.

Revoking a Proxy

If you hold shares registered in your name, you may revoke your proxy by:

- Writing to the Corporate Secretary and providing your name and account information
- If you submitted your proxy by telephone or via the Internet, by using the same method and following the instructions given for revoking a proxy
- Submitting a new proxy card with a later date (which will override your earlier proxy)
- Voting in person at the Annual Meeting

If you hold your shares in "street name," you must follow the directions provided by your bank, broker or other intermediary for revoking or modifying your voting instructions.

VOTING PROCEDURES

How Shares Will Be Voted

Each share is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or via the Internet, the proxy holders will have, and intend to exercise, discretion to vote your shares (other than shares held in the UTC Employee Savings Plan) in accordance with their best judgment on any matters not identified in the Proxy Statement on which a vote is taken at the Annual Meeting. At present we do not know of any such matters.

If your shares are registered in your name and you sign and return a proxy card or vote via the Internet, by telephone or by mail but **do not** give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and **do not** give voting instructions on a matter, under the rules of the New York Stock Exchange your broker is permitted to vote in its discretion only on Proposal 2 (appointment of the Independent Auditor) and is required to withhold its vote on each of the other Proposals, the withholding of which is referred to as a "broker non-vote." The impact of broker non-votes on the overall vote is shown in the following table.

Votes Required and Effect of Abstentions and Broker Non-Votes

Matter	Required Vote	Impact of Abstentions	Impact of Broker Non-Votes
Election of Directors	Votes FOR a nominee must exceed votes AGAINST that nominee.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.
Appointment of PricewaterhouseCoopers LLP as Independent Auditor	Approval by a majority of the votes making up the quorum.	Counted toward quorum; impact equivalent to vote AGAINST.	Not applicable.
Approval of amendments to LTIP	Approval by a majority of the votes making up the quorum.	Counted toward quorum; impact equivalent to vote AGAINST.	Counted toward quorum; impact equivalent to vote AGAINST.
Advisory vote to approve Named Executive Officer compensation	Votes FOR the proposal must exceed votes AGAINST it.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.

Cumulative Voting for Directors

You have the right to "cumulate" your votes in the election of UTC directors. This means that you are entitled to a number of votes equal to the number of shares of Common Stock you own, multiplied by the number of directors to be elected. You may cast all of these votes for a single nominee or distribute them among any two or more nominees, in your discretion.

If your shares are registered in your name and you wish to exercise cumulative voting rights, you must submit a proxy card by mail or attend the Annual Meeting and vote in person by ballot. Your proxy card or ballot must specify how you want to allocate your votes among the nominees. Telephone and Internet voting facilities do not accommodate cumulative voting.

If you own your shares in "street name," contact your broker, bank, trustee or other intermediary for directions on how to exercise cumulative voting rights using the voting instruction card, or to request a legal proxy so you can vote your shares directly.

The Board of Directors is soliciting discretionary authority to cumulate votes with respect to the election of directors. If shareowners (other than UTC Employee Savings Plan participants) return a signed proxy card or submit voting instructions without providing instructions about cumulative voting, or if shareowners (other than UTC Employee Savings Plan participants) vote by telephone or via the Internet, they will confer on the designated proxy holders discretionary authority to exercise cumulative voting. Pursuant to this discretionary authority, the designated proxy holders may, if they elect to do so, allocate the aggregate number of votes (other than votes in respect of shares held in the UTC Employee Savings Plan) among the nominees in the manner recommended by the Board of Directors or otherwise determined by the proxy holders. However, the proxy holders will not cast any votes for any nominee for whom you have given instructions to vote against or withhold a vote.

If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must explicitly state that objection on your proxy card or voting instruction card.

VOTE COUNTING

Broadridge Financial Solutions ("Broadridge"), an independent entity, will receive and tabulate the vote in connection with the Annual Meeting. Representatives of Broadridge will act as the independent Inspectors of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed that the vote of each shareowner must be kept confidential and may not be disclosed (except in legal proceedings or for the purpose of soliciting shareowner votes in a contested proxy solicitation).

INFORMATION ABOUT PROXY SOLICITATION

Employees of UTC may solicit proxies on behalf of the Board of Directors by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. UTC will bear the cost of soliciting proxies and will reimburse banks, brokers and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareowners. UTC has retained Georgeson Inc. to assist in distributing proxy materials and soliciting proxies for a fee of $16,000, plus out-of-pocket expenses.

ELECTRONIC ACCESS TO PROXY MATERIALS

If you hold shares registered in your name, you may sign up at http://www.computershare-na.com/green to receive electronic access to proxy materials for future meetings, rather than receiving mailed copies. If you choose electronic access, you will receive an email notifying you when the Annual Report and Proxy Statement are available, with electronic links to access the documents (in PDF and HTML formats) on a website and instructions on how to vote via the Internet. Your enrollment for electronic access will remain in effect for subsequent years, although you can cancel it up to two weeks prior to the record date for any annual meeting.

If you own your shares in "street name," you may be able to obtain electronic access to proxy materials by contacting the broker, bank or other intermediary, or by contacting Broadridge at: http://enroll.icsdelivery.com/utc.

ELIMINATING DUPLICATE MAILINGS

If you share an address with one or more other UTC shareowners, you may have received notification that you will receive only a single copy of the Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials for your entire household unless UTC's stock registrar and transfer agent or your bank, broker or other intermediary that provides the notification receives contrary instructions from any UTC shareowner at that address. This practice, known as "householding," is designed to reduce printing and mailing costs.

Upon written or oral request, UTC will deliver promptly a separate copy of the Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials to any

shareowner at a shared address to which the Company delivered a single copy of any of these documents. If you wish to receive free of charge a separate Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding," please contact UTC's stock registrar and transfer agent, Computershare Trust Company, at 1-800-488-9281. If you own your shares in "street name," please contact your broker, bank or other intermediary to make your request.

SUBMITTING PROPOSALS AND NOMINATIONS FOR 2015 ANNUAL MEETING

Shareowner proposals. In order for a shareowner proposal to be considered for inclusion in UTC's Proxy Statement for the 2015 Annual Meeting, our Corporate Secretary must receive it in writing by November 14, 2014.

In order to introduce a proposal for vote at the 2015 Annual Meeting (other than a shareowner proposal included in the proxy statement in accordance with SEC Rule 14a-8), UTC's Bylaws require that the shareowner send advance written notice to the Corporate Secretary for receipt no earlier than November 28, 2014 and no later than January 28, 2015. This notice must include the information specified by Section 1.10 of the Bylaws, a copy of which is available at: http://utc.com/StaticFiles/UTC/StaticFiles/bylaws.pdf.

Director nominations. UTC's Bylaws require that a shareowner who wishes to nominate a person for election as a director at the 2015 Annual Meeting must send advance written notice to the Corporate Secretary for receipt no earlier than November 28, 2014 and no later than January 28, 2015. This notice must include the information, documents and agreements specified by Section 1.10 of the Bylaws, a copy of which is available at: http://utc.com/StaticFiles/UTC/StaticFiles/bylaws.pdf.

Other Information

Cautionary Statement Concerning Factors That May Affect Future Performance. This Proxy Statement and the accompanying materials contain statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which we operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, changes in government procurement priorities and availability of funding, financial difficulties (including bankruptcy) of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;
- the scope, nature, impact or timing of acquisition, divestiture and joint venture activity, including among other things integration of acquired businesses into our existing businesses and realization of synergies and opportunities for growth and innovation;
- future levels of indebtedness and capital spending and research and development spending;
- future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

- delays and disruption in delivery of materials and services from suppliers;
- customer- and Company-directed cost reduction efforts and restructuring costs and savings and other consequences thereof;
- the development, production, delivery, support, performance and anticipated benefits of advanced technologies and new products and services;
- our ability to identify, monitor and mitigate risks inherent in the operations of UTC and its business units;
- the impact of the negotiation of collective bargaining agreements and labor disputes;
- the anticipated benefits of diversification and balance of operations across product lines, regions and industries;
- the outcome of legal proceedings and other contingencies;
- future repurchases of our Common Stock;
- pension plan assumptions and future contributions; and
- the effect of changes in tax, environmental and other laws and regulations or political conditions in the United States and other countries in which we operate.

In addition, our 2013 Annual Report on Form 10-K includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Condensed Consolidated Financial Statements" under the heading "Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Critical Accounting Estimates," "Results of Operations," and "Liquidity and Financial Condition," and the section titled "Risk Factors" in our 2013 Form 10-K. Our Form 10-K also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in our 2013 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Environmental Matters" and "Restructuring Costs." The forward-looking statements in this Proxy Statement speak only as of the date of this Proxy Statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time-to-time in our other filings with the SEC.

United Technologies Corporation and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Annual Report on Form 10-K for 2013. UTC undertakes to provide, without charge, to any shareowner submitting an oral or written request, a copy of the UTC Annual Report on Form 10-K for 2013 filed with the SEC. Requests may be directed to: UTC Corporate Secretary, United Technologies Corporation, One Financial Plaza, Hartford, CT 06103, Telephone (860) 728-7870, or by email to: corpsec@corphq.utc.com.

Corporate Governance Information and Code of Ethics. UTC's Corporate Governance Guidelines and the charters for each Board Committee are available on UTC's website: http://www.utc.com/Governance/Board+of+Directors. UTC's Code of Ethics is available on UTC's website: http://www.utc.com/Governance/Ethics/Code+of+Ethics. Printed copies will be provided, without charge, to any shareowner upon request addressed to the Corporate Secretary. The Code of Ethics applies to all directors and employees, including the principal executive, financial and accounting officers. Shareowners and other interested persons may send communications to the Board, the Chairman, the Lead Director or one or more non-management directors by using the contact information provided on UTC's website under the headings "Governance," "Board of Directors," "Contact UTC's Board." Shareowners and interested persons also may send communications by letter addressed to the Corporate Secretary at UTC, One Financial Plaza, Hartford, CT 06103 or by contacting the Business Practices Office at 860-728-6485. These communications will be received and reviewed by UTC's Business Practices Office. The receipt of concerns about UTC's accounting, internal controls, auditing matters or business practices will be reported to

the Audit Committee. The receipt of other concerns will be reported to the appropriate Committee(s) of the Board. UTC employees also can raise questions or concerns confidentially or anonymously using UTC's Ombudsman/DIALOG program.

Transactions with Related Persons. UTC has adopted a written policy for the review of transactions with related persons. The policy requires review, approval or ratification of transactions exceeding $120,000 in which UTC is a participant and in which a UTC director, executive officer, a beneficial owner of five percent or more of UTC's outstanding shares, or an immediate family member of any of the foregoing persons has a direct or indirect material interest. These transactions must be reported for review by the Corporate Secretary and the Vice President, Global Compliance, who will determine whether the transaction may be a transaction with a related person, as such term is defined under UTC's policy and the relevant SEC rules. Following review by these officers, the Board's Committee on Nominations and Governance must determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of UTC and its shareowners. In making this determination, the Committee must take into consideration whether the transaction is on terms no less favorable to UTC than those available with other parties and the related person's interest in the transaction. UTC's policy permits employment of related persons possessing qualifications consistent with UTC's requirements for non-related persons in similar circumstances, provided the employment is approved by the Senior Vice President, Human Resources & Organization and the Vice President, Global Compliance.

State Street Corporation ("State Street"), acting in various fiduciary capacities, filed a Schedule 13G with the SEC reporting that as of December 31, 2013 State Street and certain subsidiaries collectively were the beneficial owners of more than five percent of UTC's outstanding shares of Common Stock. A subsidiary of State Street is the trustee for the UTC Employee Savings Plan Master Trust. Other State Street subsidiaries provide investment management services. During 2013, the Savings Plan Trust paid State Street and its subsidiaries approximately $2.3 million for services as trustee, as investment managers and for administrative and other services.

BlackRock, Inc. ("BlackRock") filed a Schedule 13G with the SEC reporting that as of December 31, 2013 BlackRock and certain subsidiaries collectively were the beneficial owners of more than five percent of UTC's outstanding shares of Common Stock. During 2013, BlackRock acted as an investment manager for certain assets within UTC's pension plans and Employee Savings Plan. BlackRock received approximately $5.9 million for such services. Each of the relationships described above was reviewed and ratified in accordance with UTC's policy for review of transactions with related persons.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our officers and each director and each beneficial owner of more than ten percent of UTC Common Stock to file reports with the SEC regarding their holdings and transactions in UTC's equity securities. Based upon a review of these reports as filed with the SEC during or with respect to 2013, and upon written confirmation from our directors and officers, we believe that

each director and covered officer met these filing requirements, except that there were inadvertent delays in reporting a gift of 125 shares of Common Stock by Elizabeth B. Amato, Senior Vice President, Human Resources & Organization, and her acquisition of 27 shares of Common Stock through reinvestment of dividends. The required report was subsequently filed.

UTC is not aware of any ten percent beneficial owner (as such term is defined under SEC Rule 16a-1) of UTC Common Stock.

Incorporation by Reference. In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information included in Note 12, Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2013 Annual Report on Form 10-K filed on February 6, 2014. Only those portions of such filings specified in the preceding sentence are incorporated by reference in this Proxy Statement.

Appendix A Proposed Amendment and Restatement of the UTC 2005 Long-Term Incentive Plan

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UNITED TECHNOLOGIES CORPORATION LONG-TERM INCENTIVE PLAN

Amended and restated effective April 28, 2014

SECTION 1. Purpose

The purpose of the Plan is to align shareowner and management interests through stock and performance-based awards linked to shareowner value and to give UTC a competitive advantage in attracting and retaining key employees and directors.

SECTION 2. Definitions

Certain terms used herein have definitions provided when they are first used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

a. *"Affiliate"* means a corporation or other entity in which the Corporation has an equity or other financial interest, a joint venturer or partner of the Corporation, or an organization that is involved in a strategic, technological or marketing collaboration with the Corporation.

b. *"Award"* means an Option, Stock Appreciation Right, Performance Share Unit, Restricted Stock, Restricted Stock Unit, dividend equivalent or other stock-based award granted pursuant to the terms of this Plan.

c. *"Award Agreement"* means the written documents setting forth the specific terms and conditions of an Award.

d. *"Board"* means the Board of Directors of the Corporation.

e. *"Cause"* means: (i) conduct involving a felony criminal offense under U.S. federal or state law or an equivalent violation of the laws of any other country; (ii) dishonesty, fraud, self-dealing or material violations of civil law in the course of fulfilling the Participant's employment duties; (iii) breach of the Participant's intellectual property agreement or other written agreement with the Corporation; (iv) willful misconduct injurious to the Corporation or any of its Subsidiaries or Affiliates as shall be determined by the Committee; or (v) negligent conduct injurious to the Corporation and any of its Subsidiaries and Affiliates, including negligent supervision of a subordinate who causes significant harm to the Corporation as determined by the Committee.

f. *"Change-in-Control"* has the meaning set forth in Section 10(e).

g. *"Code"* means the Internal Revenue Code of 1986, as amended from time-to-time, and any successor thereto. Reference to any section of the Internal Revenue Code shall include any final regulations and public guidance interpreting that section.

h. *"Commission"* means the Securities and Exchange Commission or any successor agency.

i. *"Committee"* means the Board's Committee on Compensation and Executive Development or any successor Committee designated by the Board.

j. *"Common Stock"* means common stock, par value $1 per share, of the Corporation.

k. *"Corporation"* means United Technologies Corporation, a Delaware corporation.

l. *"Disability"* means permanent and total disability as determined under the Corporation's long-term disability plan applicable to the Participant, or if there is no such plan applicable to the Participant, "Disability" means a determination of total disability by the Social Security Administration; provided that, in either case, the Participant's condition also qualifies as a "disability" for purposes of Section 409A(a)(2)(C) of the Code, with respect to an Award subject to Section 409A of the Code.

m. *"Disaffiliation"* means the sale, spin-off, public offering or other transaction that effects the divestiture of the Corporation's ownership of a Subsidiary, Affiliate or division of the Corporation.

n. *"Early Retirement"* means early retirement (for a reason other than Cause) as defined in the applicable provisions of the Participant's Award Agreement. Unless otherwise stated in the Award Agreement, "Early Retirement" means: (i) a Participant's Retirement from active employment for a reason other than Cause before age 65, and as early as the first of the month following the date he/she reaches age 55, if he/she has accrued at least ten years of continuous service; or (ii) a Participant's Retirement from active employment before age 55, and as early as the first of the month following the date he/she reaches age 50, if his/her age and years of continuous service combined as of the retirement date equal at least 65.

o. *"Eligible Individuals"* means directors, officers and employees of the Corporation or any of its Subsidiaries or Affiliates, and prospective directors, officers and employees who have accepted offers of employment or affiliation with the Corporation or its Subsidiaries or Affiliates.

p. *"Exchange"* means the New York Stock Exchange.

q. *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time-to-time, and any successor thereto.

r. *"Fair Market Value"* in reference to the grant of an Award, means the closing price for Common Stock on the Exchange on the Grant Date. In reference to the exercise, vesting, settlement or payout of an Award, Fair Market Value may mean the average of the high and low per share trading prices, or the closing price, or the real time trading price, for Common Stock on the Exchange during regular session trading on the relevant date, as specified in the Award Agreement. If there is no reported price on the relevant date, Fair Market Value will be determined for the next following day for which there is a reported price for Common Stock.

s. *"Grant Date"* means the effective date of an Award as specified in the Award Agreement.

t. *"Normal Retirement"* means retirement from active employment (for a reason other than Cause) with the Corporation and its Subsidiaries and Affiliates at or after age 65.

u. *"Participant"* means an Eligible Individual to whom an Award is or has been granted.

v. *"Performance Target"* means one or more performance targets established by the Committee in connection with the grant of Performance Share Units, Restricted Stock or other stock-based awards. In the case of Qualified Performance-Based Awards, such targets shall be based on the attainment of specified levels of one or more of the following measures: (i) diluted earnings per share ("EPS"); (ii) total shareowner return ("TSR"); (iii) working capital and gross inventory turnover; (iv) net income; (v) revenue growth; (vi) return on invested capital ("ROIC"); (vii) return on net assets ("RONA"); (viii) earnings before interest and taxes ("EBIT"); (ix) free cash flow; (x) segment profit; and (xi) return on sales ("ROS").

w. *"Plan"* means this United Technologies Corporation Long-Term Incentive Plan, as set forth herein and as hereafter amended from time-to-time.

x. *"Qualified Performance-Based Award"* means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

y. *"Retirement"* means Normal or Early Retirement (for a reason other than Cause) as defined in this Plan or in the Award Agreement.

z. *"Section 162(m) Exemption"* means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

aa. *"Separation from Service,"* with respect to Awards that are subject to Section 409A of the Code, means a Participant's Termination of Employment with the Corporation and its Subsidiaries or Affiliates, other than by reason of death or Disability, that qualifies as a "separation from service" for purposes of Section 409A of the Code. A Separation from Service will be deemed to occur where the Participant and the Corporation and its Subsidiaries and Affiliates reasonably anticipate that the bona fide level of services the Participant will perform (whether as an employee or as an independent contractor) will be permanently reduced to a level that is less than thirty-seven and a half percent (37.5%) of the average level of bona fide services the Participant performed during the immediately preceding 36 months (or the entire period the Participant has provided services if the Participant has been providing services to the Corporation and any of its Subsidiaries or Affiliates for less than 36 months).

bb. *"Share"* means a share of Common Stock.

cc. *"Specified Employee"* means each of the fifty (50) highest-paid officers and other executives of the Corporation and its Subsidiaries, effective annually as of April 1st, based on wages subject to federal income tax withholding, and amounts that are excluded from taxable income by the employee's election to make pre-tax contributions under a cafeteria plan, section 401(k) plan, or similar plan, determined for the preceding calendar year as provided in Treas. Reg. § 1.415(c)-2(d)(3). The term includes both U.S. and non-U.S. employees, and the compensation used to determine whether an employee is among the fifty (50) highest-paid officers and other executives shall be determined by treating non-U.S. compensation as if it had been earned in the U.S. by a U.S. citizen.

dd. *"Subsidiary"* means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Corporation or any successor to the Corporation.

ee. *"Term"* means the maximum period of an Award, which shall not exceed ten years for Options and Stock Appreciation Rights.

ff. *"Termination of Employment"* means the termination of a Participant's employment with, or performance of services for, the Corporation and its Subsidiaries and Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with the Corporation and its Subsidiaries and Affiliates terminates but such Participant continues to provide services to the Corporation and its Subsidiaries and Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment. A Participant shall be deemed to incur a Termination of Employment in the event of the Disaffiliation of the Subsidiary, Affiliate, or division that employs the Participant or to which the Participant provides services unless the Committee specifies otherwise. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Corporation and its Subsidiaries and Affiliates do not constitute a Termination of Employment. If an Award is subject to Section 409A of the Code, however, Termination of Employment for purposes of that Award shall mean the Participant's Separation from Service.

SECTION 3. Administration

a. *Committee*. The Plan shall be administered by the Committee, which shall be composed exclusively of independent non-employee directors appointed by the Board. The Committee shall have full authority to administer the Plan, including the authority to select Eligible Individuals to whom Awards are granted, to determine the number of Shares covered by each Award, the terms and conditions of each Award and to interpret the terms and provisions of the Plan and Award Agreements, provided, however, that the Board Committee on Nominations and Governance shall be responsible for approving Awards to non-employee directors. The Committee shall have the authority to modify, amend or adjust the terms and conditions of any Award to comply with tax and securities laws, including laws of countries outside of the United States, and to comply with changes of law and accounting standards. The Committee may temporarily suspend Awards pursuant to any blackout period that it deems necessary or advisable in its sole discretion.

b. *Procedures*. The Committee may act by a majority of its members then in office. It also may allocate responsibilities and powers among its members and may delegate its responsibilities and powers to any person or persons selected by it, to the extent permitted by applicable law and the listing standards of the Exchange. The Committee may delegate authority to grant, interpret and administer Awards under the Plan to officers of the Corporation, provided however, that no such authority shall be delegated with respect to awards granted to any officer of the Corporation who is a reporting person under Section 16 of the Exchange Act. The full Board may exercise any of the Committee's authority, except with respect to the grant of any Qualified Performance-Based Award or the administration of such Award, as provided in Section 11.

c. *Discretion of Committee*. Any determination made by the Committee or by a person pursuant to delegated authority (a "Delegate") with respect to any Award shall be made in the sole discretion of the Committee or such Delegate unless in contravention of any express term of the Plan. All decisions made by the Committee or a Delegate shall be final, binding and conclusive on all persons, including the Corporation, Participants and Eligible Individuals; provided, however, that in the event of a Change-in-Control, all such decisions made after the effective date of the Change-in-Control shall be subject to de novo review.

d. *Award Agreements*. The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written Award Agreement, which shall be delivered to the Participant receiving such Award as promptly as is reasonably practicable following the grant of such Award. The Award's effectiveness will not be dependent on any signature unless specifically so provided in the Award Agreement. Awards subject to a time-based vesting period of less than three years are limited to special purpose awards, such as make up awards designed for recruitment purposes, and may in no event exceed 5% of awards granted in any calendar year. Notwithstanding the foregoing, all annual awards granted pursuant to the Corporation's regular cycle of long-term incentive awards shall in all cases impose a minimum three-year vesting requirement. However, vesting may accelerate in the event of a Change-in-Control and certain other events as set forth in Section 10 herein, and in the event of death, Disability, Early Retirement or Retirement, as will be specified in the Award Agreement.

SECTION 4. Common Stock Subject to Plan

a. *Plan Maximums.* As of the Plan's original effective date, 38,000,000 Shares were authorized by shareowners for issuance in connection with Plan Awards. Effective April 9, 2008, shareowners approved an additional 33,000,000 Shares to be issued under the Plan. Effective April 13, 2011, shareowners approved an additional 48,000,000 Shares to be issued under this Plan. Subject to shareowner approval, effective April 28, 2014, 30,000,000 additional shares will be authorized to be issued under the Plan. No more than 3,000,000 Shares may be subject to Incentive Stock Option Awards over the life of the LTIP. All equity-based awards by the Corporation shall be made pursuant to this Plan exclusively, utilizing Shares of Common Stock authorized herein.

b. *Individual Limits*. No Participant may be granted Awards covering in excess of 1,000,000 Stock Appreciation Rights or Options, or in excess of 500,000 Shares of Restricted Stock, Performance Share Units, Restricted Stock Units, or other Full Share Awards, during any calendar year.

c. *Rules for Calculating Shares Delivered*. The following rules shall apply to the determination of the number of Shares available for delivery pursuant to the authorization in Section 4(a):

(i) Stock awards with value denominated in full Shares (a "Full Share Award") will result in a reduction of 4.03 times the number of Shares subject to the award. Options and Stock Appreciation Rights, as described in Section 5, do not constitute Full Share Awards and will accordingly result in a one Share reduction for each Option or Stock Appreciation Right awarded. Restricted Stock, Performance Share Units, Restricted Stock Units and all other stock-based awards are treated as Full Share Awards.

(ii) To the extent that any Award is forfeited, or any Option or Stock Appreciation Right terminates, expires or lapses without being exercised, the Shares subject to such Award will not be counted as Shares delivered under the Plan.

(iii) Shares delivered with respect to Option and Stock Appreciation Right awards will correspond to the total number of Options or Stock Appreciation Rights granted, rather than net shares delivered. Shares tendered or withheld to pay the exercise price of an Option or Stock Appreciation Right or to pay tax withholding associated with the granting, vesting, exercise or settlement of any Award will not be added back to the Shares available for delivery under the Plan.

(iv) An Award valued by reference to Common Stock that provides for settlement in cash (whether mandatorily or at the election of the Corporation or the Participant) will be treated as Share Awards to the same extent as if the Award were settled in Shares.

SECTION 5. Options and Stock Appreciation Rights

a. *Options*. An "Option" entitles the holder to acquire Shares at an exercise price equal to or greater than the Fair Market Value of Common Stock on the Grant Date, subject to the terms and conditions set forth in the Award Agreement. Options will be non-qualified Options unless the Award Agreement specifies that the Option is an incentive stock option intended to comply with Section 422 of the Code. Only eligible individuals who are employees of the Corporation or its subsidiary corporations (as defined in Code Section 424) are eligible to receive incentive stock options.

b. *Stock Appreciation Rights*. A "Stock Appreciation Right" entitles the holder to acquire shares of Common Stock or to receive a cash payment upon exercise of the Stock Appreciation Right, in each case, equal in value to the excess, if any, of (i) the Fair Market Value on the date of exercise over (ii) the Fair Market Value on the grant date, subject to the terms and conditions set forth in the Award Agreement. The Award Agreement shall specify at the time of grant whether such payment is to be made in cash, Common Stock or a combination thereof.

c. *Limitations*. The exercise price per Share of an Option or a Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 10, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Option or Stock Appreciation Right with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option or Stock Appreciation Right, unless such amendment, cancellation or action is approved by the Corporation's shareowners.

d. *Term*. The Term of each Option and Stock Appreciation Right shall be fixed by the Committee, but shall not exceed ten years from the Grant Date.

e. *Vesting and Exercisability*. Except as otherwise provided herein, Options and Stock Appreciation Rights shall be vested and exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and set forth in the Award Agreement.

f. *Method of Exercise*. Vested Options and Stock Appreciation Rights may be exercised, in whole or in part, by giving written notice of exercise to the Corporation, or the vendor designated by the Corporation, specifying the number of Options or Stock Appreciation Rights to be exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the exercise price in cash. If approved by the Committee, payment, in full or in part, may also be made as follows:

    (i) In the form of unrestricted Shares owned by the Participant (either by delivery of such Shares or by attestation by the Participant of ownership thereof) of the same class as the Common Stock subject to the Option (valued in either case based on the Fair Market Value of the Common Stock on the date the Option is exercised);

    (ii) By such other means as the Committee shall authorize, including, without limitation, the withholding of Shares otherwise receivable upon settlement of the Award in payment of the exercise price.

g. *Termination of Employment*. Options and Stock Appreciation Rights will generally vest after a three-year holding period and achievement of Performance Targets, if applicable. Awards shall be forfeited in the event of a Participant's Termination of Employment prior to the vesting date, except as set forth below:

    (i) Upon a Participant's Termination of Employment by reason of death, Options and Stock Appreciation Rights held by the Participant shall immediately vest and all outstanding Options and Stock Appreciation Rights may be exercised at any time until the first anniversary of the date of death;

    (ii) Upon a Participant's Termination of Employment by reason of Disability, Options and Stock Appreciation Rights held by the Participant that were exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the third anniversary of such Termination of Employment or (B) the expiration of the Term thereof. Non-vested Stock Appreciation Rights and Options will continue to be eligible to vest as scheduled during the period the Participant remains disabled and may be exercised at any time until the earlier of (A) the third anniversary of the vesting date or (B) the expiration of the Term thereof;

(iii) Upon a Participant's Termination of Employment by reason of Retirement, Options and Stock Appreciation Rights held for more than one year shall immediately become vested and exercisable. Vested Options and vested Stock Appreciation Rights may be exercised until the expiration of their Term with respect to Participants who retire on or after age 55;

(iv) Upon a Participant's Termination of Employment for Cause, all Options and Stock Appreciation Rights held by the Participant will be forfeited immediately, whether or not vested;

(v) If a Participant dies after Termination of Employment, outstanding Options and Stock Appreciation Rights may be exercised until the earlier of (A) the first anniversary of the date of death or (B) the expiration of the Term thereof; and

(vi) Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or for Cause any non-vested Option or Stock Appreciation Right will be forfeited immediately and any vested Option or Stock Appreciation Right may be exercised until the earlier of (A) the 90th day following such Termination of Employment or (B) expiration of the Term thereof.

Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, as set forth in the applicable Award Agreement.

h. *No Dividend Equivalents.* Options and Stock Appreciation Rights shall not include the right to receive dividends or dividend equivalent payments, nor shall any dividend equivalent award be granted in tandem with any Option or Stock Appreciation Right Awards.

SECTION 6. Restricted Stock

a. *Nature of Awards and Certificates*. Shares of "Restricted Stock" are Shares issued to a Participant, as evidenced by book-entry registration of the Shares in the name of the Participant that are subject to the terms, conditions, and restrictions set forth in the Award Agreement.

b. *Terms and Conditions*. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee may designate an Award of Restricted Stock as a Qualified Performance-Based Award that will vest only upon the attainment of Performance Targets. The Committee may also condition the grant or vesting of a Restricted Stock Award upon the continued service of the Participant or a combination of continued service and performance vesting criteria;

(ii) The Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock prior to the expiration of the required period of continued service and/or the achievement of applicable Performance Targets. Except as provided in the preceding sentence or in an Award Agreement, the Participant shall have all of the rights of a shareowner of the Corporation holding the class or series of Common Stock that is the subject of the Restricted Stock Award, including the right to vote the Shares and, with respect to Awards with vesting conditional only on continual service, the right to receive cash dividends at the same time as the dividends are paid to the Corporation's other shareowners. With respect to Awards with vesting contingent on performance-based criteria, payments of cash or shares corresponding to dividends paid by the Corporation shall occur only if, and to the extent applicable, performance targets are achieved; and

(iii) Upon a Participant's Termination of Employment during the restriction period or before the applicable Performance Targets are satisfied, non-vested Shares of Restricted Stock shall be forfeited by such Participant; provided, however, that Restricted Stock will vest in the event of death and may vest or remain eligible to vest in the event of Retirement or Disability, as set forth in the Award Agreement.

SECTION 7. Performance Share Units

a. *Nature of Award*. A "Performance Share Unit" corresponds to one Share and is subject to vesting on the basis of the achievement of specified Performance Targets or a combination of continued service and performance vesting criteria.

Upon vesting, Performance Share Units will be settled by delivery of Shares to the Participant equal to the number of vested Performance Share Units (or, if specified in the Award Agreement, cash in an amount equal to the Fair Market Value of the Shares otherwise deliverable).

b. *Terms and Conditions*. Performance Share Units shall be subject to the following terms and conditions:

(i) Performance Share Units are Qualified Performance-Based Awards and shall vest solely as a result of the achievement of Performance Targets, except as provided below in clause (iv);

(ii) A Participant may not assign, transfer, pledge or otherwise encumber Performance Share Units;

(iii) The Award Agreement shall specify if the Participant shall be entitled to receive current or deferred payments of cash or Shares in respect of non-vested Performance Share Units corresponding to the dividends paid by the Corporation, provided, however, that any such payment or delivery of shares shall be withheld subject to achievement of performance-based vesting requirements in accordance with clauses (i) and (iv) herein;

(iv) Performance Share Unit Awards will generally be subject to a three-year service-based vesting requirement in addition to performance-based vesting criteria. In the event of a Participant's Termination of Employment before the applicable Performance Targets are satisfied or the expiration of the time-based vesting requirement, all Performance Share Units still subject to restriction shall be forfeited by such Participant; provided, however, that Performance Share Units will vest in the event of death, and remain eligible to vest in the event of Retirement or Disability; and

(v) Except as provided in the following sentence, all Performance Share Units shall be settled no later than 2½ months after the end of the year in which the Performance Share Units vest. If the Award Agreement provides (when the Award is granted) that a Performance Share Unit may vest in the event of Early Retirement or Normal Retirement, the Performance Share Unit shall be settled 30 days after the end of the performance measurement period designated in the Award Agreement, or on another specific date designated in the Award Agreement; provided, however, that if the Performance Share Unit actually vests upon Retirement and if the Participant is a Specified Employee, the Performance Share Unit shall be settled on the first day of the seventh month following the Participant's Termination of Employment.

SECTION 8. Restricted Stock Units

Nature of Award. A "Restricted Stock Unit" corresponds to one Share of Common Stock and is subject to vesting on the basis of a period of continuous employment with the Corporation or a Subsidiary or Affiliate or other criteria as specified in the Award Agreement that constitute a "substantial risk of forfeiture" for purposes of Section 409A of the Code. Upon vesting, Restricted Stock Units will be settled by delivery of Shares to the Participant equal to the number of vested Restricted Stock Units.

Upon a Participant's Termination of Employment during the restriction period or before the applicable performance criteria, specified in the Award Agreement are satisfied, non-vested Restricted Stock Units shall be forfeited by such Participant; provided, however, that Restricted Stock Units will vest in the event of death and may vest or remain eligible to vest in the event of Early Retirement, Retirement or Disability if provided for in the Award Agreement.

SECTION 9. Other Stock-Based Awards

Other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents and convertible debentures, may be granted under the Plan. Dividend equivalents may not be granted in tandem with Options or Stock Appreciation Rights.

SECTION 10. Future Events

a. *Adjustments to Common Stock*. In the event of a stock split, reverse stock split, share combination, recapitalization, sale of assets, stock dividend, extraordinary dividend or similar event affecting the value of a Share of Common Stock, or the number of Shares outstanding (each, a "Share Change"), the Share and Award limitations as set forth in

Section 4, the number of Shares subject to outstanding Awards, the exercise price of Options and Stock Appreciation Rights and other relevant provisions of the Plan and outstanding Awards shall be adjusted as determined by the Committee or Board to reflect the Share Change and to preserve the value of Awards.

b. *Changes to the Corporation's Capital Structure*. In the event of a merger, consolidation, spin-off, reorganization, stock rights offering, liquidation, Disaffiliation, or other material event affecting the capital structure of the Corporation (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to: (i) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan; (ii) the various maximum limitations set forth in Section 4; (iii) the number and kind of Shares or other securities subject to outstanding Awards; and (iv) the exercise price of outstanding Options and Stock Appreciation Rights. Adjustments may include, without limitation, the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion to be necessary or appropriate to protect the value of Participants' interests in their Awards. In the event of a Disaffiliation, the Committee may arrange for the assumption of Awards or replacement of Awards with new Awards based on other property or other securities.

c. *Change-in-Control*. In the event of a Change-in-Control, subject to the following sentence, but notwithstanding any other provision of the Plan to the contrary, the Committee may, in its discretion, take any of the actions listed in this subsection (c). If an Award is subject to Section 409A of the Code, any special provision regarding the timing or form of payment upon a Change-in-Control must be set forth in the Award Agreement when the Award is granted, and must comply with the requirements of Section 409A.

   (i)   provide that any Options and Stock Appreciation Rights outstanding which are not then exercisable and vested shall become immediately vested and fully exercisable;

   (ii)   immediately lapse restrictions and deferral limitations applicable to any Restricted Stock, Restricted Stock Unit and other Awards, whereupon, such Restricted Stock shall become free of all restrictions, fully vested and transferable and such Restricted Stock Units and other Awards shall be settled as promptly as practicable in the form set forth in the applicable Award Agreement;

   (iii) provide that Performance Targets applicable to Performance Share Units and other Awards shall be deemed to be satisfied and such Awards shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse and such Performance Share Units and other Awards shall be settled as promptly as is practicable in the form set forth in the applicable Award Agreement; and

   (iv)   make such additional adjustments, substitutions and/or settlements of outstanding Awards as it deems appropriate to protect Participants' interests in their Awards, consistent with the Plan's purposes, including, without limitation, the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion.

d. *Termination of Employment Following Change-in-Control*. To the extent not otherwise vested by the Committee in accordance with the provisions of this Section 10 and notwithstanding any other provision of this Plan to the contrary, during the 24-month period following a Change-in-Control: (i) upon the involuntary termination of a Participant's employment other than termination for Cause; or (ii) upon the resignation of the employee for Good Reason, then, in any such event, all outstanding Awards held by such Participant shall become vested as of the Date of Termination. Any Option or Stock Appreciation Right held by the Participant as of the date of the Change-in-Control that remains outstanding as of the date of Termination of Employment may thereafter be exercised, until the earlier of: (i) the third anniversary of the date of termination; or (ii) the expiration of the Term of such Option or Stock Appreciation Right. Restricted Stock shall immediately be free and transferable. Restricted Stock Units, Performance Share Units and other Awards shall be vested as of the Termination of Employment and settled as soon as practicable as specified in the Award Agreement; provided, however, that if the Award is subject to Section 409A and the Participant is a Specified Employee, the Award shall be settled on the first day of the seventh month following the Participant's Termination of

Employment. For purposes of this provision, "Good Reason" shall mean a resignation of employment by the Participant following: (i) a material reduction in the Participant's annual base salary, annual bonus opportunities, long-term incentive opportunities or other compensation and benefits in the aggregate from those in effect immediately prior to the Change-in-Control; (ii) a material diminution in the Participant's title, duties, authority, responsibilities, functions or reporting relationship from those in effect immediately prior to the Change-in-Control; or (iii) a mandatory relocation of the Participant's principal location of employment greater than 50 miles from immediately prior to the Change-in-Control. In order to invoke a termination for Good Reason, the Participant shall provide written notice to the Corporation of the existence of one or more of the conditions described in clauses (i) through (iii) within 90 days following the Participant's knowledge of the initial existence of such condition or conditions, and the Corporation shall have 30 days following receipt of such written notice (the "Cure Period") during which it may cure the condition, if curable. In the event that the Corporation fails to cure the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within one year following the end of the Cure Period in order for such termination to constitute a termination for Good Reason. The Participant's mental or physical incapacity following the occurrence of an event described above in clauses (i) through (iii) shall not affect the Participant's ability to terminate employment for Good Reason.

e. *Definition of Change-in-Control*. For purposes of the Plan, a "Change-in-Control" shall mean any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then-outstanding Shares of Common Stock (the "Outstanding Corporation Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities") provided, however, that for purposes of this definition, the following acquisitions shall not constitute a Change-in-Control: (w) any acquisition directly from the Corporation; (x) any acquisition by the Corporation; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Affiliated Corporation; or (z) any acquisition pursuant to a transaction that does not constitute a Change-in-Control under clauses (iii)(A), (iii)(B) and (iii)(C) below; or

(ii) A change in the composition of the Board such that the individuals who constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board. For this purpose, any individual whose election or nomination for election by the Corporation's shareowners was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) The consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its Subsidiaries or a sale or other disposition of substantially all of the assets of the Corporation or a material acquisition of assets or stock of another entity by the Corporation or any of its Subsidiaries, (each, a "Business Combination") if:

(A) the individuals and entities that were the beneficial owners of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities immediately prior to such Business Combination do not beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of stock and the combined voting power of the then-outstanding voting securities of the corporation resulting from such Business Combination in substantially the same proportions as their ownership immediately prior to such Business Combination; or

(B) a Person beneficially owns, directly or indirectly, 20% or more of the then-outstanding shares of stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination; or

(C) members of the Incumbent Board do not comprise at least a majority of the members of the board of directors of the corporation resulting from such Business Combination; or

(iv) A complete liquidation or dissolution of the Corporation.

If an Award is subject to Section 409A of the Code, the payment or settlement of the Award shall accelerate upon a Change-in-Control only if the event also constitutes a "change in ownership," "change in effective control," or "change in the ownership of a substantial portion of the Corporation's assets" as defined under Section 409A of the Code. Any adjustment to the Award that does not affect the Award's status under Section 409A (including, but not limited to, accelerated vesting or adjustment of the amount of the Award) may occur upon a Change-in-Control as defined in the Plan without regard to this paragraph, even if the event does not constitute a Change-in-Control under Section 409A. Nothing in this Section 10 shall preclude the Company from settling upon a Change-in-Control an Award if it is not replaced by a Replacement Award, to the extent effectuated in accordance with Treas. Reg. § 1.409A-3(j)(ix).

SECTION 11. Qualified Performance-Based Awards

a. The provisions of this Plan are intended to ensure that all Options, Stock Appreciation Rights, Performance Share Units and other Qualified Performance-Based Awards granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) qualify for the Section 162(m) Exemption, and all such Awards and this Plan shall be interpreted and administered consistent with that intention.

b. Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Targets, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate.

c. The Committee shall certify to the measurement of performance by the Corporation and the business units relative to Performance Targets and the resulting vesting achievement percentage with respect to Qualified Performance-Based Awards. The Committee shall rely on such financial information and other materials as it deems necessary and appropriate to enable it to certify to the percentage of achievement of Performance Targets. The Committee shall make its vesting determination and (except as provided in Section 7.b.(v)) vested Awards shall be paid or delivered not later than 2½ months following the end of the performance measurement period.

SECTION 12. Term, Amendment and Termination

a. *Effective Date*. The Amended and Restated Plan shall be effective as of April 28, 2014 (the "Effective Date"), subject to the approval of the shareowners of the Corporation.

b. *Termination*. The Plan will terminate on the earlier of: (i) the date all Shares authorized in Section 4 have been awarded; or (ii) April 30, 2020. Awards outstanding shall not be affected or impaired by the termination of the Plan.

c. *Amendment of Plan*. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except an amendment made to comply with applicable law, stock exchange rules, tax rules or accounting rules. In addition, no amendment shall be made without the approval of the Corporation's shareowners to the extent such approval is required by applicable law or the listing standards of the Exchange. In the event the Exchange's listing standards are modified for the purpose of reducing or eliminating the requirement for shareowner approval of equity plans and amendments, Plan amendments shall remain subject to shareowner approval in accordance with the listing standards in effect immediately prior to any such amendment.

d. *Amendment of Awards*. Subject to Section 10, the Committee may unilaterally amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall be made without the Participant's consent if such amendment materially impairs the rights of any Participant with respect to an Award, except amendments made to cause the Plan or Award to comply with applicable law, stock exchange rules, tax rules or accounting rules. No amendment to any Award shall reduce the exercise price of any Option or Stock Appreciation

Right except to the extent necessary to preserve the value of the Award in the event of a stock split or other "Share Change" as defined in Section 10(a) or a "Corporate Transaction" as described in Section 10(b). In no event, including a Corporate Transaction or a Change-in-Control, may any Award be amended or action taken to make a cash payment in exchange for an Option or Stock Appreciation Right that has the effect of providing value greater than the amount determined using the exercise price in effect as of the date of the contemplated action, unless approved by the Corporation's shareowners.

SECTION 13. General Provisions

a. *Nature of Payments*. All Awards made pursuant to this Plan are in consideration of services performed for the Corporation or its Subsidiaries or Affiliates. Any gain realized pursuant to such Awards constitutes a special incentive payment to the Participant and shall not be taken into account as compensation for purposes of any of the employee benefit plans of the Corporation or any Subsidiary or Affiliate. Nothing contained in the Plan shall prevent the Corporation or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

b. *Unfunded Plan*. The Plan constitutes an "unfunded" plan for incentive and deferred compensation. Neither the Corporation nor the Committee shall have any obligation to segregate assets or establish a trust or other arrangements to meet the obligations created under the Plan. Any liability of the Corporation to any Participant with respect to an Award shall be based solely upon contractual obligation created by the Plan and the Award Agreement. No such obligation shall be deemed to be secured by any pledge or encumbrance on the property of the Corporation.

c. *No Contract of Employment*. The Plan shall not constitute a contract of employment, and adoption of the Plan or granting of an Award shall not confer upon any employee the right to continued employment, nor shall it interfere in any way with the right of the Corporation or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

d. *Required Taxes*. No later than the date an amount first becomes includible in gross income or is no longer subject to a substantial risk of forfeiture, with respect to any Award, Participants must pay to the Corporation, or make arrangements satisfactory to the Corporation regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Corporation, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement; provided, however, that not more than the legally required minimum withholding may be settled with Common Stock. The obligations of the Corporation under the Plan and any Award Agreement shall be conditional on such payment or arrangements, and the Corporation and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant.

e. *Forfeiture of Interests and Gains upon Certain Events*. All Awards, including vested Awards, shall be forfeited, and a Participant shall be obligated to repay gains previously realized from Awards upon any of the following events:

   (i)   Termination of Employment for Cause;

   (ii) if within three years following any Termination of Employment the Committee or the Corporation determines that the Participant engaged in conduct before the Participant's termination date that would have constituted the basis for a Termination of Employment for Cause;

   (iii) if at any time during the 24-month period immediately following any Termination of Employment, a Participant:

      (A) solicits for employment or otherwise attempts to retain the professional services of any individual then employed or engaged by the Corporation (other than a person performing secretarial or similar services) or who was so employed or engaged during the three-month period preceding such solicitation; or

      (B) publicly disparages the Corporation or any of its officers, directors or senior executive employees or otherwise makes any public statement that is materially detrimental to the interests of the Corporation or such individuals; or

(iv) if at any time during the 12-month period following any Termination of Employment, a Participant becomes employed by, consults for or otherwise renders services to any business entity or person engaged in activities that compete with the Corporation or the business unit that employed the Participant, unless the Participant has first obtained the written consent of the Sr. Vice President, Human Resources and Organization. For purposes of applying this provision:

(A) A Participant shall be deemed to have been employed by each business unit that employed the Participant within the two-year period immediately prior to the date of the Termination of Employment; and

(B) The status of a business entity or person as a competitor shall be determined by the Sr. Vice President, Human Resources and Organization in his/her sole discretion.

Following any of these events and immediately upon notice from the Corporation, the Participant must repay an amount equal to all income or gain realized in respect of any Awards on and after: (A) in the case of competing employment described in Section 13(e)(iv), 12 months prior to the date on which the Participant entered into competing employment; and (B) in all other cases, 24 months prior to the date on which the Participant engaged in conduct that constituted (in the cases of Section 13(e)(i)), or could have constituted (in the case of Section 13(e)(ii)) the basis for termination for Cause in Section 13(e)(i) or (ii) above or the conduct prohibited by Section 13(e)(iii) above. The amount of repayment shall include, without limitation: (i) gains from the exercise of Options or Stock Appreciation Rights; (ii) amounts received in connection with the delivery or sale of Shares or cash paid in respect of any Award; and (iii) any dividends, dividend equivalents or other distributions received in respect of any Award. There shall be no forfeiture or repayment under this Section 13(e) following a Change-in-Control.

f. *Certain Deferrals*. The Committee may from time-to-time establish procedures pursuant to which a Participant may elect to defer payments under a Performance Share Unit, until a date later than the date a Performance Share Unit would otherwise become vested and payable. In the event of such a deferral, the Units subject to the deferral will be credited with dividend equivalents to be re-invested in additional Units. Any deferral procedures established pursuant to this subsection (f), and any amounts deferred pursuant to such procedures, shall include provisions designed to comply with the requirements of Section 409A of the Code.

g. *Designation of Death Beneficiary*. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant may be exercised, after the Participant's death.

h. *Governing Law and Interpretation*. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws and, where applicable, the laws of the United States. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

i. *Non-Transferability*. Except as provided in this paragraph, awards under the Plan are not transferable except by will or by the laws of descent and distribution. The Committee may provide that certain Options and Stock Appreciation Rights may be transferred to a Participant's children or family members, whether directly or indirectly by means of a trust, partnership or otherwise. "Family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. Options and Stock Appreciation Rights shall be exercisable only by the Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 13(i). No Participant may enter into any agreement for the purpose of selling, transferring or otherwise engaging in any transaction that has the effect of exchanging his or her economic interest in any Plan Award to another person or entity for a cash payment or other consideration unless first approved by a majority of the Corporation's shareowners.

j. *Foreign Employees and Foreign Law Considerations*. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Corporation to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

k. *Section 409A of the Code*. All Awards under the Plan are intended either to be exempt from, or to comply with, the requirements of Section 409A of the Code, and the Plan and all Awards shall be interpreted and operated in a manner consistent with that intention. If any provision of the Plan or any Award contravenes any regulation or guidance promulgated under Section 409A of the Code, the provision may be amended by the Committee, without the consent of the Participant, in any manner the Committee deems reasonable or necessary to comply with Section 409A. The Corporation does not warrant that the Plan will comply with Section 409A with respect to any Participant or with respect to any Award. In no event shall the Corporation, its Subsidiaries or Affiliates, any director, officer or employee of the Corporation, its Subsidiaries or Affiliates (other than the Participant), or any member of the Committee be liable for any additional tax, interest, or penalty incurred by a Participant or beneficiary as a result of an Award's failure to satisfy the requirements of Code Section 409A, or as a result of an Award's failure to satisfy any other applicable requirements for favorable tax treatment.



 United Technologies

United Technologies Building
Hartford, CT 06101
U.S.A.
www.utc.com